Exhibit 99.1

Barclays PLC

This document includes portions from the previously published Results Announcement of Barclays PLC relating to the six months ended 30 June 2015, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB. The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Results Announcement	Page
Performance Highlights	2 – 4
Executive Chairman’s Review	5
Group Finance Director’s Review	6 – 8
Results by Business
● Personal and Corporate Banking	10 – 11
● Barclaycard	12 – 13
● Africa Banking	14 – 15
● Investment Bank	16 – 17
● Head Office	18
● Barclays Non-Core	19 – 20
Quarterly Results Summary	21 – 23
Quarterly Core Results by Business	24 – 28
Performance Management
● Returns and equity by business	29 – 30
● Margins and balances	31
Risk Management
● Overview	32
● Funding Risk – Liquidity	33 – 36
● Funding Risk – Capital	37 – 40
● Credit Risk	41 – 47
● Market Risk	48
Statement of Directors’ Responsibilities	49
Condensed Consolidated Financial Statements	50 – 54
Financial Statement Notes	55 – 88
Shareholder Information	89 – 90
Glossary	91 – 114

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC – 2015 Interim Results

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months to 30 June 2015 to the corresponding six months of 2014 and balance sheet analysis as at 30 June with comparatives relating to 31 December 2014. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

Comparatives pre Q214 have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our Form 6-K filed with the SEC dated 14 July 2014.

References throughout this document to ‘provisions for ongoing investigations and litigation primarily relating to Foreign Exchange’ means ‘provisions held for certain aspects of ongoing investigations involving certain authorities and litigation primarily relating to Foreign Exchange.’

The information in this document does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2014, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Certain non-IFRS measures

Barclays management believes that the non-International Financial Reporting Standards (non-IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. As management reviews the adjusting items described below at a Group level, segmental results are presented excluding these items in accordance with IFRS 8 Operating Segments. Statutory and adjusted performance is reconciled at a Group level only.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit before tax is the non-IFRS equivalent of profit before tax as it excludes the impact of own credit, goodwill impairment, provisions for UK customer redress, gain on US Lehman acquisition assets, provisions for ongoing investigations and litigation primarily relating to Foreign Exchange, loss on sale of the Spanish business; Education, Social Housing, and Local Authority (ESHLA) valuation revision, and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 3;

– Adjusted profit after tax represents profit after tax, excluding the impact of tax on adjusting items. A reconciliation to IFRS is presented on page 3 for the Group;

– Adjusted attributable profit represents adjusted profit after tax less profit attributable to non-controlling interests. The comparable IFRS measure is attributable profit;

– Adjusted income and adjusted total income net of insurance claims represents total income net of insurance claims excluding the impact of own credit. A reconciliation to IFRS is presented on page 3 for the Group;

– Adjusted net operating income represents net operating income excluding the impact of own credit. A reconciliation to IFRS is presented on page 3 for the Group;

– Adjusted total operating expenses represents operating expenses excluding goodwill impairment, provisions for UK customer redress, provisions for ongoing investigations and litigation primarily relating to Foreign Exchange and gain on valuation of a component of the defined retirement benefit liability. A reconciliation to IFRS is presented on page 3 for the Group;

– Adjusted operating expenses represents adjusted total operating expenses excluding cost to achieve. A reconciliation to IFRS is presented on page 3 for the Group;

– Adjusted litigation and conduct represents litigation and conduct excluding provisions for UK customer redress and provisions for ongoing investigations and litigation primarily relating to Foreign Exchange. A reconciliation to IFRS is presented on page 3 for the Group;

– Adjusted basic earnings per share represents adjusted attributable profit divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted cost: income ratio represents cost: income ratio excluding the impact of own credit; provisions for UK customer redress; gain on US Lehman acquisition assets; provisions for ongoing investigations and litigation primarily relating to Foreign Exchange and gain on valuation of a component of the defined retirement benefit liability. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation to IFRS is presented on page 3 for the Group;

– Adjusted return on average shareholders’ equity represents annualised adjusted profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests, the impact of own credit on retained earnings, and other equity instruments. The comparable IFRS measure is return on average shareholders’ equity which represents annualised profit after tax for the period attributable to ordinary shareholders, including an

Barclays PLC – 2015 Interim Results

adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments;

– Adjusted return on average tangible shareholders’ equity represents annualised adjusted profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests, the impact of own credit on retained earnings, and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on average tangible shareholders’ equity which represents annualised profit after tax for the period attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill;

– Barclays Core results are non-IFRS measures because they represent the sum of five Operating Segments, each of which is prepared in accordance with IFRS 8 Operating Segments: Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office. A reconciliation to the corresponding statutory Group measures is provided on page 4;

– Constant currency results in Africa Banking are calculated by converting ZAR results into GBP using the average exchange rate for the three months ended 30 June 2015 for the income statement, applying those rates to all quarterly income statement figures disclosed and the 30 June 2015 closing exchange rate for the balance sheet, applying those rates to the results as of 30 June 2014 and all other quarterly balance sheet figures disclosed, in order to eliminate the impact of movement in exchange rates between the two periods;

– Liquidity Coverage Ratio (LCR) is calculated according to the Commission Delegated Regulation of October 2014 that supplements Regulation (EU) 575/2013 (CRDIV) published by the European Commission in June 2013. The metric is a ratio that is not yet fully implemented in local regulations and, as such, represents a non-IFRS measure;

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 37 for a reconciliation of this measure to CRD IV CET1 ratio.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2014), which are available on the SEC’s website at http://www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC – 2015 Interim Results

Performance Highlights

Continued progress on our strategy:

●

11% growth in Group adjusted profit before tax to £3,729m reflecting improvements in all Core operating businesses. Group adjusted return on average shareholders’ equity increased to 7.7% (H114: 6.5%). Statutory profit before tax increased 25% to £3,114m, which included a net loss in adjusting items of £615m (H114: £848m). Statutory Group return on average shareholders’ equity increased to 5.9% (H114: 4.2%)

●

Solid return on average equity performance across the businesses resulted in an increase in Core return on average equity to 11.1% (H114: 11.0%), driven by a 10% increase in profit before tax to £4,241m through positive cost to income jaws, with an increase in average allocated equity of £6bn to £47bn

●

Further run down of the Non-Core business, with risk weighted assets (RWAs) decreasing to £57bn (December 2014: £75bn). Non-Core dilution of the Group’s return on average equity was 3.4% (2014: 4.5%), having reduced average allocated equity by £4bn to £10bn

●

Strong progress on capital and leverage, with the fully loaded common equity tier 1 (CET1) ratio increasing to 11.1% (December 2014: 10.3%) and the leverage ratio increasing to 4.1% (December 2014: 3.7%), achieving our 2016 targets

●

A 7% reduction in total adjusted operating expenses to £8,262m and a 5% reduction in adjusted operating expenses excluding costs to achieve to £7,946m, driven by savings from strategic cost programmes. Total statutory operating expenses reduced 3% to £9,665m

●

Progress on legacy litigation and conduct matters, with settlements of £1,608m reached with a number of authorities in Q215 in relation to industry-wide investigations into certain sales and trading practices in the Foreign Exchange market and an industry-wide investigation into the setting of the US Dollar ISDAFIX benchmark

●

Net tangible asset value per share decreased to 279p (December 2014: 285p) as profit generated for the period was more than offset by dividend distributions and the impact of changes in major forward interest rates and currency movements on reserves

Material adjusting items:

●	Additional provisions of £800m (H114: £nil) were made in H115 for ongoing investigations and litigation primarily relating to Foreign Exchange, taking the total provisions to £2,050m

●

Additional UK customer redress provisions of £1,032m (H114: £900m) were taken based on an updated estimate of future redress and associated costs. This included an additional provision of £850m recognised in Q215

●	A £496m (H114: £nil) gain on US Lehman acquisition assets was recognised in Q215 reflecting a settlement to resolve outstanding litigation with the Trustee of Lehman Brothers Inc.

●	A £429m (H114: £nil) gain was recognised in Q115 as the valuation of a component of the defined retirement benefit liability was aligned to statutory provisions

●	A £118m (H114: £nil) loss was recognised in Q115 primarily relating to accumulated currency translation reserves recycled upon the completion of the Spanish business sale

Barclays PLC – 2015 Interim Results	2

Performance Highlights

Barclays Group results	Adjusted			Statutory
for the six months ended	30.06.15	30.06.14		30.06.15	30.06.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	12,982	13,332	(3)	13,888	13,384	4
Credit impairment charges and other provisions	(973)	(1,086)	10	(973)	(1,086)	10
Net operating income	12,009	12,246	(2)	12,915	12,298	5
Operating expenses	(7,812)	(8,172)	4	(7,383)	(8,172)	10
Litigation and conduct	(134)	(211)	36	(1,966)	(1,111)	(77)
Operating expenses excluding costs to achieve	(7,946)	(8,383)	5	(9,349)	(9,283)	(1)
Costs to achieve	(316)	(494)	36	(316)	(494)	36
Total operating expenses	(8,262)	(8,877)	7	(9,665)	(9,777)	1
Other net expenses	(18)	(20)	10	(136)	(20)
Profit before tax	3,729	3,349	11	3,114	2,501	25
Tax charge[1]	(1,077)	(1,109)	3	(1,006)	(895)	(12)
Profit after tax	2,652	2,240	18	2,108	1,606	31
Non-controlling interests	(338)	(390)	13	(338)	(390)	13
Other equity interests[2]	(159)	(90)	(77)	(159)	(90)	(77)
Attributable profit	2,155	1,760	22	1,611	1,126	43

Performance measures
Return on average tangible shareholders’ equity[2]	9.1%	7.5%		6.9%	4.9%
Average tangible shareholders’ equity (£bn)	48	47		48	47
Return on average shareholders’ equity[2]	7.7%	6.5%		5.9%	4.2%
Average shareholders’ equity (£bn)	56	55		56	54
Cost: income ratio	64%	67%		70%	73%
Loan loss rate (bps)	40	45		40	45

Basic earnings per share[2]	13.1p	10.9p		9.9p	7.0p
Dividend per share	2.0p	2.0p		2.0p	2.0p

Balance sheet and leverage				30.06.15	31.12.14
Net tangible asset value per share				279p	285p
Net asset value per share				328p	335p
Leverage exposure				£1,139bn	£1,233bn

Capital management				30.06.15	31.12.14
CRD IV fully loaded
Common equity tier 1 ratio				11.1%	10.3%
Common equity tier 1 capital				£42.0bn	£41.5bn
Tier 1 capital				£46.5bn	£46.0bn
Risk weighted assets				£377bn	£402bn
Leverage ratio				4.1%	3.7%

Funding and liquidity				30.06.15	31.12.14
Group liquidity pool				£145bn	£149bn
Estimated CRD IV liquidity coverage ratio				121%	124%
Loan: deposit ratio[3]				88%	89%

Adjusted profit reconciliation for the six months ended				30.06.15	30.06.14
Adjusted profit before tax				3,729	3,349
Own credit				410	52
Gain on US Lehman acquisition assets				496	-
Gain on valuation of a component of the defined retirement benefit liability				429	-
Provisions for ongoing investigations and litigation primarily relating to Foreign Exchange				(800)	-
Provisions for UK customer redress				(1,032)	(900)
Loss on sale of the Spanish business				(118)	-
Statutory profit before tax				3,114	2,501

1

The effective tax rate for H115 is the expected full year rate adjusted for the impact of significant one-off items. The tax impacts of such items, which include adjusting items and the UK bank levy, are recognised in the period in which they occur.

2

The profit after tax attributable to other equity holders of £159m (H114: £90m) is offset by a tax credit recorded in reserves of £32m (H114: £19m). The net amount of £127m (H114: £71m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share, return on average tangible shareholders’ equity and return on average shareholders’ equity.

3	Loan: deposit ratio for PCB, Barclaycard, Africa Banking and Non-Core retail.

Barclays PLC – 2015 Interim Results	3

Performance Highlights

Barclays Core and Non-Core results	Barclays Core			Barclays Non-Core
for the six months ended	30.06.15	30.06.14		30.06.15	30.06.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	12,940	12,674	2	42	658	(94)
Credit impairment charges and other provisions	(936)	(937)	-	(37)	(149)	75
Net operating income	12,004	11,737	2	5	509	(99)
Operating expenses	(7,359)	(7,314)	(1)	(453)	(860)	47
Litigation and conduct	(89)	(177)	50	(45)	(33)	(36)
Costs to achieve	(293)	(453)	35	(23)	(41)	44
Total operating expenses	(7,741)	(7,944)	3	(521)	(934)	44
Other net (expenses)/income	(22)	47		4	(66)
Profit/(loss) before tax	4,241	3,840	10	(512)	(491)	(4)
Tax (charge)/credit	(1,250)	(1,233)	(1)	173	124	40
Profit/(loss) after tax	2,991	2,607	15	(339)	(367)	8
Non-controlling interests	(306)	(315)	3	(32)	(75)	57
Other equity interests	(128)	(68)	(88)	(31)	(22)	(41)
Attributable profit/(loss)	2,557	2,224	15	(402)	(464)	13

Performance measures
Return on average tangible equity[1]	13.4%	13.5%		(4.3%)	(6.0%)
Average allocated tangible equity (£bn)	39	33		10	14
Return on average equity[1]	11.1%	11.0%		(3.4%)	(4.5%)
Average allocated equity (£bn)	47	41		10	14
Period end allocated equity (£bn)	47	42		8	13
Cost: income ratio	60%	63%		n/m	n/m
Loan loss rate (bps)	44	46		10	45
Basic earnings per share contribution	15.5p	13.8p		(2.4p)	(2.9p)

Capital management	30.06.15	31.12.14		30.06.15	31.12.14
Risk weighted assets	£320bn	£327bn		£57bn	£75bn
Leverage exposure	£973bn	£956bn		£166bn	£277bn

				30.06.15	30.06.14
Income by business				£m	£m	% Change
Personal and Corporate Banking				4,384	4,361	1
Barclaycard				2,357	2,124	11
Africa Banking				1,858	1,773	5
Investment Bank				4,299	4,257	1
Head Office				42	159	(74)
Barclays Core				12,940	12,674	2
Barclays Non-Core				42	658	(94)
Barclays Group adjusted total income				12,982	13,332	(3)
Barclays Group statutory total income				13,888	13,384	4

				30.06.15	30.06.14
Profit/(loss) before tax by business				£m	£m	% Change
Personal and Corporate Banking				1,528	1,468	4
Barclaycard				795	764	4
Africa Banking				540	484	12
Investment Bank				1,440	1,058	36
Head Office				(62)	66
Barclays Core				4,241	3,840	10
Barclays Non-Core				(512)	(491)	(4)
Barclays Group adjusted profit before tax				3,729	3,349	11
Barclays Group statutory profit before tax				3,114	2,501	25

1	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Barclays PLC – 2015 Interim Results	4

Executive Chairman’s Review

“The results reported today represent continued good progress for the business.

Group profits are up on both an adjusted and statutory basis, and our core franchises have performed well. Non-Core rundown continues, costs remain under control, and we continue to seek to put conduct issues behind us. We announced settlements with certain authorities in the first half in respect of Foreign Exchange and ISDAFIX, although there is more to resolve. I am pleased that our CET1 and leverage ratios are now above 11% and 4% respectively. These are satisfactory, although we will continue to build capital in the medium term, balancing the need to fund growth with the need to strengthen the ratios.

Barclays today has a good portfolio of businesses. However, we need to accelerate the execution of the strategy. There is more that can be done to deliver better returns for shareholders, faster, and that work has begun under three Group priorities which I have established since becoming Executive Chairman earlier this month.

Our first priority is to deliver on our strategy, with increased focus on our core franchises: what we are good at, where we are good at it and what is financially compelling to us.

That means aligning our effort and investment behind our key franchises of UK personal and commercial banking, investment banking in Europe and the US, our cards business, and on Africa. We will also act quickly to curtail activity which is marginal or which will not deliver the return on equity we require.

A sensibly planned faster run-down of Barclays Non-Core will be implemented, resulting in it having around £20bn of RWAs in 2017 when we expect to reintegrate it into the Core.

I am personally pleased with recent progress in the Investment Bank. It has generated a double-digit return in H1, and the challenge for the team is to convert this performance into sustainable economic returns through subsequent periods.

The second major priority of the group is to accelerate the delivery of shareholder value.

It was particularly pleasing this half to see a strong recovery in earnings, broadly flat costs on a statutory basis, a CET1 ratio that has risen above 11% for the first time and a leverage ratio above 4%, both achieving our 2016 targets.

However, the Group return on equity is 5.9% on a statutory basis, well short of our cost of equity, and our cost-income ratio is 70%, which is high for our business mix.

We need to accelerate growth in earnings, return on equity, and capital generation. To do this, we intend to grow revenues at least in line with the market, reduce our Group cost-income ratio into the mid ‘50s, accrete and deploy capital wisely, and thereby over time achieve a Group return on equity above our cost of equity.

The Board has concluded that it is appropriate to plan for a 6.5p dividend for 2015, the same level as 2014, as we focus on improving the returns of the business and accelerating the implementation of the strategy, while maintaining capital strength. Over time, rather than targeting a particular payout ratio range, we will aim to maintain a sustainable and progressive dividend policy, recognising the importance of dividend yield in delivering returns to shareholders.

I am not issuing new targets for the Group, but can confirm that we will adhere to our remaining targets. Now that we have achieved an 11% CET1 ratio, we would like this to continue to improve over time so that we reach our end state.

The third priority is to instil a high performance ethic and process across the Group, underpinned by an enhanced values driven culture. We need to be much more customer and client orientated in our approach, to streamline and eliminate unnecessary and cumbersome bureaucracy, and to embed direct accountability for activities within our businesses. Crucially we must do this in a way which is consistent with our values, and with strong controls in place, so that we build this business in the right way.

There is a lot we can do to accelerate our progress and the work has already begun.”

John McFarlane, Executive Chairman

Barclays PLC – 2015 Interim Results	5

Group Finance Director’s Review

Income statement

Group performance

●	Adjusted profit before tax increased 11% to £3,729m reflecting improvements in all Core operating businesses

●

Statutory profit before tax was £3,114m (H114: £2,501m) which also included an additional £1,032m (H114: £900m) of provisions for UK customer redress, a £496m gain (H114: £nil) on US Lehman acquisition assets, £800m (H114: £nil) of additional provisions for ongoing investigations and litigation primarily relating to Foreign Exchange, a £429m (H114: £nil) gain on the valuation of a component of the defined retirement benefit liability, a £118m (H114: £nil) loss on the sale of the Spanish business and an own credit gain of £410m (H114: £52m)

●

Adjusted income decreased 3% to £12,982m as Non-Core income reduced £616m to £42m. This was partially offset by Core income increasing 2% to £12,940m. Statutory income, which also included a £496m gain (H114: £nil) on US Lehman acquisition assets and an own credit gain of £410m (H114: £52m), increased 4% to £13,888m

●	Impairment reduced 10% to £973m, with the Group loan loss rate improving 5bps to 40bps

●

Adjusted total operating expenses were down 7% to £8,262m as a result of savings from strategic cost programmes, particularly in Non-Core and the Investment Bank. Statutory total operating expenses, which also included £800m (H114: £nil) of additional provisions for ongoing investigations and litigation primarily relating to Foreign Exchange and an additional £1,032m (H114: £900m) of provisions for UK customer redress, decreased 1% to £9,665m. Costs to achieve were £316m (H114: £494m) and litigation and conduct charges were £134m (H114: £211m)

●

The effective tax rate on adjusted profit before tax decreased to 28.9% (H114: 33.1%) and on statutory profit before tax decreased to 32.3% (H114: 35.8%). The reduction reflects the expected full year rate adjusted for the impact of significant one- off items, including adjusting items and the UK bank levy, which is recognised in the period in which they occur

●

Adjusted attributable profit was £2,155m (H114: £1,760m) resulting in an adjusted return on average shareholders’ equity of 7.7% (H114: 6.5%). Statutory attributable profit was £1,611m (H114: £1,126m) resulting in a statutory return on average shareholders’ equity of 5.9% (H114: 4.2%)

Core performance

●

Profit before tax increased 10% to £4,241m with improvements of 36% to £1,440m in the Investment Bank, 12% to £540m in Africa Banking, 4% to £1,528m in Personal and Corporate Banking (PCB) and 4% to £795m in Barclaycard

●	Income increased 2% to £12,940m

–	Barclaycard income increased 11% to £2,357m reflecting growth in US cards and Business Solutions

–	Africa Banking income increased 5% to £1,858m reflecting strong growth in Retail and Business Banking (RBB) due to the continued progress on the retail banking turnaround in South Africa

–	PCB income increased 1% to £4,384m due to good growth in Corporate, partially offset by a reduction in Personal income due to mortgage margin pressure

–

Net interest income in PCB, Barclaycard and Africa Banking increased 7% to £5,975m driven by lending and deposit growth and margin improvement in PCB, and volume growth in Barclaycard and Africa Banking. Net interest margin increased 11bps to 4.17%

–

Investment Bank income increased 1% to £4,299m reflecting an improvement in Macro income due to higher income in rates and currency products, and an increase in Equities income, partially offset by lower Banking and Credit income

●

Credit impairment charges were in line at £936m (H114: £937m). This reflected lower impairments in PCB due to the improving UK economic environment resulting in lower default rates and charges in Corporate, offset by an increase of 5% in Barclaycard which was accompanied by loans and advances growth of 11% from June 2014. The loan loss rate reduced 2bps to 44bps

●

Total operating expenses decreased 3% to £7,741m, reflecting savings from strategic cost programmes, principally in the Investment Bank and lower costs to achieve of £293m (2014: £453m). Barclaycard total operating expenses increased 19% to £1,017m primarily due to continued investment in business growth and the impact of one-off items, including certain marketing costs and the non-recurrence of a H114 VAT refund

●

Attributable profit increased 15% to £2,557m, while average allocated equity increased £6bn to £47bn as capital was redeployed from Non-Core, resulting in an increase in Core return on average equity to 11.1% (H114: 11.0%)

Non-Core performance

●	Loss before tax increased to £512m (H114: £491m) reflecting:

–

A reduction in income of £616m to £42m following assets and securities run-down, business disposals including the impact of the sale of the Spanish business, and fair value losses on the Education, Social Housing, and Local Authority (ESHLA) portfolio of £175m (H114: £29m)

–	An improvement in impairment to £37m (H114: £149m) primarily reflecting the sale of the Spanish business and higher recoveries in Europe

–	A 44% reduction in total operating expenses to £521m due to savings from strategic cost programmes, the sale of the Spanish business and reduced costs to achieve

●

Non-Core return on average equity dilution was 3.4% (H114: 4.5%) reflecting a reduction in average allocated equity to £10bn (H114: £14bn). Period end allocated equity reduced to £8bn (December 2014: £11bn)

Barclays PLC – 2015 Interim Results	6

Group Finance Director’s Review

Balance sheet and capital

Balance sheet

●	Total assets decreased 12% to £1,197bn compared to 31 December 2014, primarily due to reductions in derivatives and reverse repurchase agreements

–

Total loans and advances increased £5bn to £475bn as a net £8bn increase in settlement and cash collateral balances was partially offset by a £3bn decrease due to the run-down of European retail assets within Non-Core

●

Customer accounts increased £11bn to £438bn primarily due to a £12bn increase within the Investment Bank as a result of higher settlement balances, partially offset by a £2bn decrease in Non-Core due to the run-down of the business

●

Total shareholders’ equity including non-controlling interests was £65.6bn (December 2014: £66.0bn). Excluding non-controlling interests, shareholders’ equity was £59.3bn (December 2014: £59.6bn) reflecting a reduction in other reserves of £1.4bn including a £0.6bn decrease in the cash flow hedging reserve, due to the impact of forward interest rate movements, and a £0.5bn decrease in the currency translation reserve as GBP strengthened against ZAR, EUR and USD. This was partially offset by a £0.7bn increase in share capital and share premium, due to the issuance of shares under employee share schemes and scrip dividends, and an increase of £0.4bn in retained earnings due to generated profit of £1.8bn offset by £0.7bn of dividends paid and £0.7bn of shares vesting in relation to employee share schemes

●

Net asset value and net tangible asset value per share decreased to 328p (December 2014: 335p) and 279p (December 2014: 285p) respectively as profit generated for the period was more than offset by the overall decrease in shareholders’ equity as detailed above

Leverage exposure

●	Leverage exposure decreased £94bn to £1,139bn driven by:

–

Securities Financing Transactions decreased by £40bn, primarily due to IFRS reverse repurchase agreements reducing £39bn to £93bn. This was driven by reductions in matched book trading as the balance sheet was deleveraged

–	The Potential Future Exposure (PFE) on derivatives decreased £19bn to £160bn, mainly as a result of continued legacy portfolio run down and optimisation including trade compressions and tear-ups

–

Derivative leverage exposure, excluding PFE, decreased £26bn partly due to a decrease in IFRS assets of £99bn to £341bn, offset by a decrease in derivative netting of £87bn to £308bn. These decreases were primarily due to increases in major forward rate curves and continued legacy portfolio run down

Capital ratios

●	The fully loaded CRD IV CET1 ratio increased to 11.1% (December 2014: 10.3%) due to a £25bn reduction in RWAs to £377bn and an increase in the fully loaded CRD IV CET1 capital of £0.5bn to £42.0bn

–

The increase in CET1 capital was driven by £1.8bn profits after absorbing adjusting items. After further adjusting for the impacts of own credit and regulatory dividends paid and foreseen, capital generated from earnings increased CET1 capital by £0.3bn

–

The reduction in RWAs was primarily driven by the reduction in Non-Core of £19bn to £57bn including the sale of the Spanish business, run-down of legacy structured and credit products, and a £7bn reduction in the Investment Bank driven by risk reduction in the trading book

●	The leverage ratio increased to 4.1% (December 2014: 3.7%) driven by a decrease in the leverage exposure to £1,139bn (December 2014: £1,233bn)

Barclays PLC – 2015 Interim Results	7

Group Finance Director’s Review

Funding and liquidity

●

The Group continued to maintain surpluses to its internal and regulatory requirements in H115 with a liquidity pool of £145bn (December 2014: £149bn). The Liquidity Coverage Ratio (LCR) decreased to 121% (December 2014: 124%), equivalent to a surplus of £26bn (December 2014: £30bn). The surpluses were built to position the Group for outflows associated with credit rating changes as a result of credit rating agencies’ assessment of sovereign support. Whilst the ratings changes occurred during Q215, the expected funding impacts had not fully materialised by the end of H115

●

Wholesale funding outstanding excluding repurchase agreements was £157bn (December 2014: £171bn). The Group issued £6bn of term funding net of early redemptions during H115, of which £3bn was in senior unsecured debt issued by the holding company, Barclays PLC. These proceeds have been used to subscribe for senior unsecured debt at Barclays Bank PLC, the operating company. This demonstrates further progress on the transition towards a holding company capital and funding model

Other matters

●	Provisions of £484m (December 2014: £1,690m) are held for Legal, Competition and Regulatory matters

–

Additional provisions of £800m (H114: £nil) were made for ongoing investigations and litigation primarily relating to Foreign Exchange, taking the total provisions recognised to £2,050m. Settlements of £1,608m were reached in Q215 with a number of authorities in relation to industry-wide investigations into certain sales and trading practices in the Foreign Exchange market and an industry-wide investigation into the setting of the US Dollar ISDAFIX benchmark

●

Additional UK customer redress provisions of £1,032m (H114: £900m) were recognised including £850m in Q215. This includes additional charges for PPI redress based on an updated estimate of future redress costs of £750m (H114: £900m), £600m of which was recognised in Q215. As at June 2015 the PPI redress provision held was £1,268m (December 2014: £1,059m)

●

A £496m (H114: £nil) gain on US Lehman acquisition assets was recognised in Q215. Barclays has reached a settlement with the Securities Investor Protection Act Trustee for Lehman Brothers Inc. (LBI) to resolve outstanding litigation between the parties relating to the acquisition of most of the assets of LBI in September 2008

●

A £429m (H114: £nil) gain was recognised in Q115 as the valuation of a component of the defined retirement benefit liability was revised to use the long term Consumer Price Index rather than the Retail Price Index, consistent with statutory provisions

●	A £118m (H114: £nil) loss was recognised in Q115 primarily relating to accumulated currency translation reserves recycled upon the completion of the Spanish business sale

Dividends

●

The Board recognises the importance of paying returns to shareholders by way of dividends and expects to deliver, over time, a dividend that is sustainable and progressive rather than targeting a particular payout ratio range

●

For 2015, the Board has concluded that it is appropriate to plan for a 6.5p distribution, the same level as 2014, while we focus on improving the returns of the business and accelerating the implementation of the strategy whilst maintaining capital strength

●	A second interim dividend of 1p will be paid on 14 September 2015

Barclays Non-Core Guidance

●

We have made significant progress in running down Barclays Non-Core since it was established as a separate unit in 2014. Non-Core RWAs have been reduced from £110bn in December 2013 to £57bn, resulting in an equity allocation of £8.3bn as at June 2015, 15% of the Group total and down from £15.1bn as at December 2013

●

We now have greater visibility as to the options available to us in order to reduce Non-Core’s influence on the Group’s financial results through lower capital requirements and operating losses. We therefore plan to reduce Non-Core RWAs to around £20bn by the end of 2017, at which point we expect the Non-Core unit will be reintegrated into the Core business where it will continue to be managed down. This revised guidance replaces previous guidance of reducing Non-Core RWAs to £45bn at the end of 2016

Tushar Morzaria, Group Finance Director

Barclays PLC – 2015 Interim Results	8

Group Finance Director’s Review

Intentionally left blank

Barclays PLC – 2015 Interim Results	9

Results by Business

Personal and Corporate Banking

	Half year ended	Half year ended
Income statement information	30.06.15 £m	30.06.14 £m	YoY % Change
Net interest income	3,203	3,057	5
Net fee, commission and other income	1,181	1,304	(9)
Total income	4,384	4,361	1
Credit impairment charges and other provisions	(178)	(230)	23
Net operating income	4,206	4,131	2
Operating expenses	(2,466)	(2,525)	2
Litigation and conduct	(25)	(29)	14
Costs to achieve	(139)	(115)	(21)
Total operating expenses	(2,630)	(2,669)	1
Other net (expenses)/income	(48)	6
Profit before tax	1,528	1,468	4
Attributable profit	1,102	1,039	6

	As at 30.06.15	As at 31.12.14	As at 30.06.14
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	217.5	217.0	216.7
Total assets	289.9	285.0	268.1
Customer deposits	298.5	299.2	298.3
Risk weighted assets	120.6	120.2	117.9

	Half year ended	Half year ended
Key facts	30.06.15	30.06.14
Average LTV of mortgage lending[1]	51%	55%
Average LTV of new mortgage lending[1]	62%	64%
Client assets[2]	£142.6bn	£151.3bn
Number of branches	1,448	1,546

Performance measures
Return on average tangible equity	16.4%	16.1%
Average allocated tangible equity (£bn)	13.6	13.0
Return on average equity	12.3%	12.1%
Average allocated equity (£bn)	18.1	17.3
Cost: income ratio	60%	61%
Loan loss rate (bps)	16	21

Analysis of total income	£m	£m	YoY % Change
Personal	2,014	2,053	(2)
Corporate	1,877	1,768	6
Wealth	493	540	(9)
Total income	4,384	4,361	1

	As at 30.06.15	As at 31.12.14	As at 30.06.14
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal	137.8	136.8	135.9
Corporate	66.0	65.1	64.8
Wealth	13.7	15.1	16.0
Total loans and advances to customers at amortised cost	217.5	217.0	216.7

Analysis of customer deposits
Personal	146.3	145.8	141.6
Corporate	120.3	122.2	123.7
Wealth	31.9	31.2	33.0
Total customer deposits	298.5	299.2	298.3

1	Average LTV of mortgage lending and new mortgage lending calculated on the balance weighted basis.
2	Includes assets managed or administered by Barclays on behalf of clients including assets under management (AUM), custody assets, assets under administration, and Wealth client deposits and client lending.

Barclays PLC – 2015 Interim Results	10

Results by Business

Personal and Corporate Banking

Income statement – H115 compared to H114

●

Profit before tax increased 4% to £1,528m with a return on average equity of 12.3% (H114: 12.1%). Total operating expenses reduced due to increased automation and the net closure of 98 branches. Operating expenses were also impacted by investment in digital and the customer experience across multiple channels. Impairment reduced due to the improving economic environment in the UK

●

PCB results were significantly impacted by £171m of charges in Wealth relating to customer redress in the US and the announced disposal of the US business. Income was impacted by £29m, operating expenses by £87m of which £56m were costs to achieve, and other net expenses included a £55m loss on sale

●	Total income increased 1% to £4,384m

–	Personal income reduced 2% to £2,014m due to mortgage margin pressure from existing customer rate switching and lower fee income, partially offset by balance growth and improved savings margins

–	Corporate income increased 6% to £1,877m with balance growth in both average lending and deposits, and improved deposits margins, partially offset by lending margin compression

–	Wealth income reduced 9% to £493m primarily as a result of the impact of customer redress in the US

–

Net interest income increased 5% to £3,203m driven by margin improvement, lending and deposit growth and the launch of a revised overdraft proposition in H214, which recognises the majority of overdraft income as net interest income as opposed to fee income

–

Net interest margin improved 5bps to 3.01% due to higher deposit margins within Corporate and Personal. This was partially offset by the impact of mortgage margin pressure from existing customer rate switching

–	Net fee, commission and other income reduced 9% to £1,181m due to the launch of the revised overdraft proposition in H214 and the impact of customer redress in the US

●

Credit impairment charges improved 23% to £178m and the loan loss rate reduced 5bps to 16bps due to the improving economic environment in the UK, particularly impacting Corporate which benefited from lower defaults of large UK Corporate clients

●

Total operating expenses reduced 1% to £2,630m. This reflected savings realised from strategic cost programmes relating to restructuring of the branch network and technology improvements to increase automation, partially offset by costs to achieve of £56m relating to the announced disposal of the US Wealth business

●	Client assets decreased £8.7bn to £142.6bn primarily due to the announced disposal of the US Wealth business and ongoing strategic market exits

Balance sheet – 30 June 2015 compared to 31 December 2014

●	Loans and advances to customers increased £0.5bn to £217.5bn due to growth in mortgages and Corporate lending

●	Total assets increased £4.9bn to £289.9bn primarily driven by an increase in the allocation of liquidity pool assets and the growth in loans and advances to customers

●	Customer deposits decreased £0.7bn to £298.5bn

●	RWAs increased £0.4bn to £120.6bn primarily driven by growth in mortgages and Corporate lending

Barclays PLC – 2015 Interim Results	11

Results by Business

Barclaycard

	Half year ended	Half year ended
Income statement information	30.06.15 £m	30.06.14 £m	YoY % Change
Net interest income	1,704	1,500	14
Net fee, commission and other income	653	624	5
Total income	2,357	2,124	11
Credit impairment charges and other provisions	(563)	(537)	(5)
Net operating income	1,794	1,587	13
Operating expenses	(961)	(822)	(17)
Costs to achieve	(56)	(36)	(56)
Total operating expenses	(1,017)	(858)	(19)
Other net income	18	35	(49)
Profit before tax	795	764	4
Attributable profit	566	539	5

	As at 30.06.15	As at 31.12.14	As at 30.06.14
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	36.9	36.6	33.2
Total assets	41.9	41.3	36.2
Customer deposits	7.7	7.3	5.9
Risk weighted assets	40.3	39.9	37.7

	Half year ended	Half year ended
Key facts	30.06.15	30.06.14
30 day arrears rates - UK cards	2.4%	2.4%
30 day arrears rates - US cards	1.9%	1.9%
Total number of Barclaycard consumer customers	29.9m	27.8m
Total number of Barclaycard business clients	343,000	352,000
Value of payments processed	£145bn	£124bn

Performance measures
Return on average tangible equity	22.9%	23.6%
Average allocated tangible equity (£bn)	5.0	4.6
Return on average equity	18.2%	18.9%
Average allocated equity (£bn)	6.3	5.7
Cost: income ratio	43%	40%
Loan loss rate (bps)	293	311

Barclays PLC – 2015 Interim Results	12

Results by Business

Barclaycard

Income statement – H115 compared to H114

●

Profit before tax increased 4% to £795m. The diversified consumer and merchant business model led to income growth of 11% to £2,357m with substantial business growth in US cards. The continued focus on risk management is reflected in stable 30-day delinquency rates and a falling loan loss rate. Although total operating expenses increased, this was a result of continued investment for growth, as loans and advances increased 11% from June 2014 and the customer base increased across all geographies over the same period. Return on average equity continued to be strong at 18.2% (H114: 18.9%)

●

Total income increased 11% to £2,357m driven by business growth in US cards and the appreciation of average USD against GBP, partially offset by the impact of rate capping from European Interchange Fee Regulation

●	Net interest income increased 14% to £1,704m driven by business growth, whilst the net interest margin was maintained at 9.05% (H114: 9.05%)

●	Net fee, commission and other income increased 5% to £653m due to growth in US cards and Business Solutions, partially offset by the impact of changes to European Interchange Fee Regulation

●	Credit impairment charges increased 5% to £563m with loans and advances growth of 11% to £36.9bn over the same period. Delinquency rates remained stable and the loan loss rate improved 18bps to 293bps

●

Total operating expenses increased 19% to £1,017m due to continued investment in business growth, higher costs to achieve, the appreciation of average USD against GBP and the impact of one-off items, including certain marketing costs and the non-recurrence of a VAT refund in H114

Balance sheet – 30 June 2015 compared to 31 December 2014

●	Loans and advances to customers increased 1% to £36.9bn with balance growth in US cards

●	Total assets increased 1% to £41.9bn mainly due to the increase in loans and advances to customers

●	Customer deposits increased 5% to £7.7bn driven by the deposits funding strategy in the US

●	RWAs increased £0.4bn to £40.3bn primarily driven by growth in loans and advances to customers

Barclays PLC – 2015 Interim Results	13

Results by Business

Africa Banking

	Half year ended	Half year ended
Income statement information	30.06.15 £m	30.06.14 £m	YoY % Change
Net interest income	1,068	1,007	6
Net fee, commission and other income	871	850	2
Total income	1,939	1,857	4
Net claims and benefits incurred under insurance contracts	(81)	(84)	4
Total income net of insurance claims	1,858	1,773	5
Credit impairment charges and other provisions	(193)	(196)	2
Net operating income	1,665	1,577	6
Operating expenses	(1,116)	(1,082)	(3)
Costs to achieve	(13)	(17)	24
Total operating expenses	(1,129)	(1,099)	(3)
Other net income	4	6	(33)
Profit before tax	540	484	12
Attributable profit	208	181	15

	As at 30.06.15	As at 31.12.14	As at 30.06.14
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	33.8	35.2	33.8
Total assets	54.0	55.5	52.4
Customer deposits	34.4	35.0	33.2
Risk weighted assets	36.4	38.5	36.5

Constant currency[1]
Loans and advances to customers at amortised cost	33.8	33.2	32.1
Total assets	54.0	52.2	49.9
Customer deposits	34.4	33.1	31.6
Risk weighted assets	36.4	36.3	34.7

Key facts	Half year ended 30.06.15	Half year ended 30.06.14
Average LTV of mortgage lending[2]	59%	61%
Average LTV of new mortgage lending[2]	76%	75%

Performance measures
Return on average tangible equity	14.0%	13.3%
Average allocated tangible equity (£bn)	3.0	2.7
Return on average equity	10.3%	9.6%
Average allocated equity (£bn)	4.0	3.8
Cost: income ratio	61%	62%
Loan loss rate (bps)	105	110

1	Constant currency results are calculated by converting ZAR results into GBP using the 30 June 2015 exchange rate for the balance sheet to eliminate the impact of movement in the exchange rate between the reporting periods.
2	Calculated on the balance weighted basis.

Barclays PLC – 2015 Interim Results	14

Results by Business

Africa Banking

Income statement – H115 compared to H114

●

Based on average rates, ZAR depreciated against GBP by 2% in H115 against H114. The deterioration was not a significant contributor to the movement in the reported income statement results of Africa Banking; therefore, the discussion of business performance below is based on reported results in GBP

●

Profit before tax increased 12% to £540m reflecting strong growth in Retail and Business Banking (RBB) due to the continued progress on the retail banking turnaround in South Africa. Performance in South Africa also showed good growth in corporate banking and Wealth, Investment Management and Insurance (WIMI), partially offset by lower trading performance. Performance outside of South Africa showed strong growth in trading performance and WIMI, partially offset by a small reduction in growth in corporate banking

●	Total income net of insurance claims increased 5% to £1,858m

–

Net interest income increased 6% to £1,068m driven by higher average loans and advances to customers in Corporate and Investment Banking (CIB) and growth in customer deposits in the South African RBB and Corporate businesses. Net interest margin increased 10bps to 5.97% as CIB continued the strategy of replacing swaps with currency matched funding. This has resulted in an improvement in net interest income and a reduction in hedging income recognised in net fee, commission and other income

–	Net fee, commission and other income increased 2% to £871m mainly reflecting increased transactional revenue in South Africa, partially offset by lower hedging income

●

Credit impairment charges were broadly in line at £193m (H114: £196m) and the loan loss rate improved 5bps to 105bps driven by reduced impairments in the South Africa mortgages portfolio and business banking, partially offset by increased impairments in CIB and additional coverage on performing loans

●

Total operating expenses increased 3% to £1,129m reflecting inflationary impacts on staff costs and increased investment spend on key initiatives, partially offset by savings from strategic cost programmes mainly in property and technology

Balance sheet – 30 June 2015 compared to 31 December 2014

●

Based on closing rates, ZAR depreciated against GBP by 6% at 30 June 2015 against 31 December 2014. The deterioration was a significant contributor to the movement in the reported balance sheet results of Africa Banking; therefore, the discussion of business performance below is based on results on a constant currency basis

●	Loans and advances to customers increased 2% to £33.8bn driven by strong CIB growth in South Africa and growth in RBB, which included a modest reduction in the South Africa mortgages portfolio

●	Total assets increased 3% to £54.0bn primarily due to the increase in loans and advances to customers and banks

●	Customer deposits increased 4% to £34.4bn reflecting strong growth in the RBB South Africa and Corporate businesses

●	RWAs increased £0.1bn to £36.4bn primarily driven by growth in loans and advances to customers

Barclays PLC – 2015 Interim Results	15

Results by Business

Investment Bank

	Half year ended	Half year ended
Income statement information	30.06.15 £m	30.06.14 £m	YoY % Change
Net interest income	276	334	(17)
Net trading income	2,423	2,137	13
Net fee, commission and other income	1,600	1,786	(10)
Total income	4,299	4,257	1
Credit impairment (charges)/releases and other provisions	(1)	26
Net operating income	4,298	4,283	-
Operating expenses	(2,738)	(2,848)	4
Litigation and conduct	(57)	(95)	40
Costs to achieve	(63)	(282)	78
Total operating expenses	(2,858)	(3,225)	11
Profit before tax	1,440	1,058	36
Attributable profit	761	435	75

	As at 30.06.15	As at 31.12.14	As at 30.06.14
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	123.1	106.3	117.2
Trading portfolio assets	81.8	94.8	101.2
Derivative financial instrument assets	118.5	152.6	104.2
Derivative financial instrument liabilities	127.7	160.6	109.5
Reverse repurchase agreements and other similar secured lending	58.4	64.3	83.0
Total assets	420.1	455.7	446.2
Risk weighted assets	115.3	122.4	123.9

Performance measures	Half year ended 30.06.15	Half year ended 30.06.14
Return on average tangible equity	10.9%	6.0%
Average allocated tangible equity (£bn)	14.2	14.7
Return on average equity	10.2%	5.7%
Average allocated equity (£bn)	15.1	15.4
Cost: income ratio	66%	76%

Analysis of total income	£m	£m	YoY % Change
Investment banking fees	1,135	1,174	(3)
Lending	205	169	21
Banking	1,340	1,343	-
Credit	546	616	(11)
Equities	1,235	1,220	1
Macro	1,178	1,056	12
Markets	2,959	2,892	2
Banking & Markets	4,299	4,235	2
Other	-	22
Total income	4,299	4,257	1

1	As at 30 June 2015 loans and advances included £99.1bn (December 2014: £86.4bn) of loans and advances to customers, including settlement balances of £40.4bn (December 2014: £25.8bn) and cash collateral of £28.6bn (December 2014: £32.2bn) and loans and advances to banks of £24.0bn (December 2014: £19.9bn), including settlement balances of £5.9bn (December 2014: £2.7bn) and cash collateral of £6.4bn (December 2014: £6.9bn).

Barclays PLC – 2015 Interim Results	16

Results by Business

Investment Bank

Income statement – H115 compared to H114

●

Profit before tax increased 36% to £1,440m. The Investment Bank continued to build on its origination led strategy, whilst the re-sized Macro business benefited from increased market volatility in H115 reflecting uncertainty around Greece and the Eurozone. Higher income as well as a continued focus on driving cost savings and RWA efficiencies resulted in a return on average equity of 10.2% (H114: 5.7%)

●	Total income increased 1% to £4,299m

–

Banking income was in line at £1,340m (H114: £1,343m). Investment banking fee income decreased 3% to £1,135m driven by lower equity underwriting and financial advisory fees. Lending income increased 21% to £205m due to lower fair value losses on hedges

–	Markets income increased 2% to £2,959m

–	Equities increased 1% to £1,235m due to higher income in equity financing and cash equities, partially offset by lower income in equity derivatives

–	Macro increased 12% to £1,178m due to higher income in rates and currency products, reflecting increased market volatility

–	Credit decreased 11% to £546m driven by lower income in distressed credit and securitised products, partially offset by increased income in credit flow trading

●	Credit impairment charges were £1m (H114: release of £26m)

●

Total operating expenses decreased 11% to £2,858m reflecting lower costs to achieve, a reduction in compensation costs and savings from strategic cost programmes including business restructuring, system decommissioning and a reduction in real estate infrastructure

Balance sheet – 30 June 2015 compared to 31 December 2014

●	Derivative financial instrument assets and liabilities decreased 22% to £118.5bn and 20% to £127.7bn respectively, due to increases in major forward rate curves

●	Trading portfolio assets decreased 14% to £81.8bn due to a decrease in equity securities

●

Total assets decreased 8% to £420.1bn due to a decrease in derivative financial instrument assets, trading portfolio assets and reverse repurchase agreements, partially offset by an increase in settlement balances within loans and advances to customers and banks

●	RWAs decreased 6% to £115.3bn primarily driven by risk reductions in the trading book

Barclays PLC – 2015 Interim Results	17

Results by Business

Head Office

	Half year ended	Half year ended
Income statement information	30.06.15 £m	30.06.14 £m
Total income	42	159
Credit impairment charges and other provisions	(1)	-
Net operating income	41	159
Operating expenses	(78)	(37)
Litigation and conduct	(7)	(54)
Costs to achieve	(22)	(2)
Total operating expenses	(107)	(93)
Other net income	4	-
(Loss)/profit before tax	(62)	66
Attributable (loss)/profit	(80)	30

	As at 30.06.15	As at 31.12.14	As at 30.06.14
Balance sheet information	£bn	£bn	£bn
Total assets	52.6	49.1	43.3
Risk weighted assets	7.5	5.6	7.6

Head Office

Income statement – H115 compared to H114

●	Loss before tax of £62m moved from a profit of £66m in H114

●

Total income decreased £117m to £42m due to the non-recurrence of net gains from foreign exchange recycling arising from the restructure of Group subsidiaries and gains resulting from a liability management exercise in H114

●

Total operating expenses increased £14m to £107m due to costs relating to structural reform and an increase in costs to achieve, partially offset by the non-recurrence of H114 litigation and conduct charges

Balance sheet – 30 June 2015 compared to 31 December 2014

●	Total assets increased £3.5bn to £52.6bn reflecting additional cash held to meet daily treasury operational settlements

●	RWAs increased £1.9bn to £7.5bn primarily due to reallocations of Group-wide market and operational risk

Barclays PLC – 2015 Interim Results	18

Results by Business

Barclays Non-Core

	Half year ended	Half year ended
Income statement information	30.06.15 £m	30.06.14 £m	YoY % Change
Net interest income	128	183	(30)
Net trading income	(250)	116
Net fee, commission and other income	331	514	(36)
Total income	209	813	(74)
Net claims and benefits incurred under insurance contracts	(167)	(155)	(8)
Total income net of insurance claims	42	658	(94)
Credit impairment charges and other provisions	(37)	(149)	75
Net operating income	5	509	(99)
Operating expenses	(453)	(860)	47
Litigation and conduct	(45)	(33)	(36)
Costs to achieve	(23)	(41)	44
Total operating expenses	(521)	(934)	44
Other net income/(expenses)	4	(66)
Loss before tax	(512)	(491)	(4)
Attributable loss	(402)	(464)	13

	As at 30.06.15	As at 31.12.14	As at 30.06.14
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	53.9	63.9	75.5
Loans and advances to customers at fair value	17.0	18.7	17.0
Trading portfolio assets	11.6	15.9	22.9
Derivative financial instrument assets	220.9	285.4	227.0
Derivative financial instrument liabilities	213.6	277.1	215.0
Reverse repurchase agreements and other similar secured lending	15.6	49.3	86.8
Total assets	338.2	471.5	468.6
Customer deposits	19.6	21.6	28.6
Risk weighted assets	56.6	75.3	87.5
Leverage exposure	166.3	277.5	381.7

Performance measures	Half year ended 30.06.15	Half year ended 30.06.14
Return on average tangible equity[2]	(4.3%)	(6.0%)
Average allocated tangible equity (£bn)	9.7	14.2
Return on average equity[2]	(3.4%)	(4.5%)
Average allocated equity (£bn)	9.8	14.5
Period end allocated equity (£bn)	8.3	12.7

			YoY
Analysis of total income net of insurance claims	£m	£m	% Change
Businesses	275	546	(50)
Securities and Loans	(115)	153
Derivatives	(118)	(41)
Total income net of insurance claims	42	658	(94)

1	As at 30 June 2015 loans and advances included £42.7bn (December 2014: £51.6bn) of loans and advances to customers (including settlement balances of £1.0bn (December 2014: £1.6bn) and cash collateral of £18.0bn (December 2014: £22.1bn) and loans and advances to banks of £11.2bn (December 2014: £12.3bn) (including settlement balances of £0.2bn (December 2014: £0.3bn) and cash collateral of £10.5bn (December 2014: £11.3bn)).
2	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Barclays PLC – 2015 Interim Results	19

Results by Business

Barclays Non-Core

Income statement – H115 compared to H114

●

Loss before tax increased 4% to £512m. Barclays Non-Core (BNC) continued to make good progress in exiting and running down businesses, securities and derivative assets during H115. RWAs reduced a further £18.7bn to £56.6bn from December 2014

●	Total income net of insurance claims reduced 94% to £42m

–	Businesses income reduced 50% to £275m due to the impact of the sale of the Spanish business and the sale and run-down of legacy portfolio assets

–

Securities and loans income reduced £268m to an expense of £115m primarily due to fair value losses on the ESHLA portfolio of £175m (H114: £29m) and the active run-down of securities, partially offset by a £91m release of a litigation provision

–	Derivatives income reduced £77m to an expense of £118m reflecting the active run-down of the portfolios and fair value movements

●	Credit impairment charges reduced 75% to £37m due to the sale of the Spanish business and higher recoveries in Europe

●	Total operating expenses improved 44% to £521m reflecting savings from the exit of the Spanish, UAE, commodities, and several principal investment businesses

Balance sheet – 30 June 2015 compared to 31 December 2014

●	Loans and advances to banks and customers reduced 16% to £53.9bn due to a reduction in Europe retail driven by the run-off of assets and a reduction in cash collateral balances

●	Trading portfolio assets reduced 27% to £11.6bn due to the sale and run-down of legacy portfolio assets

●	Derivative financial instrument assets and liabilities both decreased 23% to £220.9bn and £213.6bn respectively, driven by increases in major forward rate curves and the unwinding of trade positions

●

Total assets decreased 28% to £338.2bn with reduced derivative financial assets, reverse repurchase agreements and other similar secured lending, loans and advances to banks and customers, and trading portfolio assets

●	Leverage exposure reduced 40% to £166.3bn driven by a reduction in derivatives and reverse repurchase agreements

●	RWAs decreased £18.7bn to £56.6bn including the sale of the Spanish business and run down of legacy structured and credit products. Period end allocated equity decreased £2.7bn to £8.3bn

Barclays PLC – 2015 Interim Results	20

Quarterly Results Summary

Barclays results by quarter	Q215	Q115[1]	Q414	Q314	Q214	Q114	Q413	Q313[2]
	£m	£m	£m	£m	£m	£m	£m	£m
Statutory basis
Total income net of insurance claims	7,330	6,558	5,021	6,883	6,615	6,769	6,544	6,234
Credit impairment charges and other provisions	(496)	(477)	(573)	(509)	(538)	(548)	(718)	(722)
Net operating income	6,834	6,081	4,448	6,374	6,077	6,221	5,826	5,512
Operating expenses	(4,824)	(4,525)	(5,032)	(4,487)	(5,088)	(4,195)	(4,856)	(4,262)
Costs to achieve	(196)	(120)	(339)	(332)	(254)	(240)	(468)	(101)
UK bank levy	-	-	(462)	-	-	-	(504)	-
Total operating expenses	(5,020)	(4,645)	(5,883)	(4,819)	(5,342)	(4,435)	(5,828)	(4,363)
Other net (expenses)/income	(37)	(99)	(81)	(334)	(46)	26	19	25
Statutory profit before tax	1,777	1,337	(1,466)	1,221	689	1,812	17	1,714
Tax (charge)/credit	(394)	(612)	85	(601)	(298)	(597)	(531)	(446)
Statutory profit after tax	1,383	725	(1,381)	620	391	1,215	(514)	728

Attributable to:
Ordinary equity holders of the parent	1,146	465	(1,679)	379	161	965	(642)	511
Other equity holders	79	80	80	80	41	49	-	-
Non-controlling interests	158	180	218	161	189	201	128	217

Adjusted basis
Total income net of insurance claims	6,552	6,430	6,018	6,378	6,682	6,650	6,639	6,445
Credit impairment charges and other provisions	(496)	(477)	(573)	(509)	(538)	(548)	(718)	(722)
Net operating income	6,056	5,953	5,445	5,869	6,144	6,102	5,921	5,723
Operating expenses	(3,897)	(3,915)	(3,942)	(3,879)	(4,042)	(4,130)	(4,500)	(4,223)
Litigation and conduct	(77)	(57)	(140)	(98)	(146)	(65)	(277)	(39)
Costs to achieve	(196)	(120)	(339)	(332)	(254)	(240)	(468)	(101)
UK bank levy	-	-	(462)	-	-	-	(504)	-
Total operating expenses	(4,170)	(4,092)	(4,883)	(4,309)	(4,442)	(4,435)	(5,749)	(4,363)
Other net (expenses)/income	(37)	19	1	30	(46)	26	19	25
Adjusted profit before tax	1,849	1,880	563	1,590	1,656	1,693	191	1,385

Adjusting items
Own credit[3]	(282)	(128)	62	(44)	67	(119)	95	211
Gain on US Lehman acquisition assets[3]	(496)	-	-	(461)	-	-	-	-
ESHLA valuation revision[3]	-	-	935	-	-	-	-	-
Gain on valuation of a component of the defined retirement benefit liability[4]	-	(429)	-	-	-	-	-	-
Provisions for ongoing investigations and litigation primarily relating to Foreign Exchange[4]	-	800	750	500	-	-	-	-
Provisions for UK customer redress [4]	850	182	200	10	900	-	-	-
Goodwill impairment [4]	-	-	-	-	-	-	79	-
Loss on sale of the Spanish business[5]	-	118	82	364	-	-	-	-
Total adjusting items	72	543	2,029	369	967	(119)	174	211

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,196.7	1,416.4	1,357.9	1,365.7	1,314.9	1,362.1	1,343.6	n/a
Risk weighted assets	376.7	395.9	401.9	412.9	411.1	436.3	442.5	n/a

Adjusted performance measures
Return on average tangible shareholders’ equity	9.1%	9.0%	1.7%	7.1%	7.5%	7.6%	(3.4%)	6.7%
Average tangible shareholders’ equity (£bn)	47.7	48.7	48.9	47.6	47.5	47.2	47.1	43.5
Return on average shareholders’ equity	7.8%	7.7%	1.5%	6.1%	6.4%	6.5%	(2.9%)	5.7%
Average shareholders’ equity (£bn)	56.0	57.0	57.1	55.6	55.3	54.8	54.9	51.3
Cost: income ratio	64%	64%	81%	68%	66%	67%	87%	68%
Loan loss rate (bps)	41	37	48	42	44	45	59	58
Basic earnings/(loss) per share	6.5p	6.6p	1.3p	5.2p	5.4p	5.5p	(2.8p)	5.4p

Statutory performance measures
Return on average tangible shareholders’ equity	9.8%	4.0%	(13.8%)	3.4%	1.4%	8.4%	(5.5%)	4.8%
Average tangible shareholders’ equity (£bn)	47.2	48.1	48.3	46.8	46.7	46.4	46.3	42.8
Return on average shareholders’ equity	8.4%	3.4%	(11.8%)	2.9%	1.2%	7.2%	(4.7%)	4.0%
Average shareholders’ equity (£bn)	55.5	56.3	56.4	54.8	54.5	54.0	54.1	50.6
Cost: income ratio	68%	71%	116%	70%	81%	66%	89%	70%
Basic earnings/(loss) per share	7.0p	2.9p	(10.2p)	2.4p	1.0p	6.0p	(4.5p)	3.8p

1	Q115 adjusted total operating expenses and profit before tax has been revised to account for the reclassification of £32m of charges relating to UK customer redress to aid comparability with Q215.
2	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 comparative is available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis. Balance sheet comparative figures have also been restated from Q413 to adopt the offsetting amendments to IAS32, Financial Instruments: Presentation; therefore no Q313 comparative is available.
3	Adjusting item recorded in total income net of insurance claims.
4	Adjusting item recorded in operating expenses.
5	Adjusting item recorded in other net (expense)/income.

Barclays PLC – 2015 Interim Results	21

Quarterly Results Summary

Barclays Core[1]	Q215	Q115[2]	Q414	Q314	Q214	Q114	Q413	Q313[3]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	6,520	6,420	5,996	6,008	6,397	6,277	6,189	6,076
Credit impairment charges and other provisions	(488)	(448)	(571)	(492)	(456)	(481)	(542)	(554)
Net operating income	6,032	5,972	5,425	5,516	5,941	5,796	5,647	5,522
Operating expenses	(3,663)	(3,696)	(3,614)	(3,557)	(3,602)	(3,710)	(4,045)	(3,758)
Litigation and conduct	(41)	(48)	(56)	(16)	(136)	(43)	(69)	(18)
Costs to achieve	(184)	(109)	(298)	(202)	(237)	(216)	(365)	(84)
UK bank levy	-	-	(371)	-	-	-	(395)	-
Total operating expenses	(3,888)	(3,853)	(4,339)	(3,775)	(3,975)	(3,969)	(4,874)	(3,860)
Other net (expenses)/income	(39)	17	9	6	27	20	15	15
Profit before tax	2,105	2,136	1,095	1,747	1,993	1,847	788	1,677
Attributable profit	1,273	1,284	638	1,002	1,171	1,053	601	1,009

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	858.5	949.6	886.5	899.3	846.3	863.7	832.4	n/a
Risk weighted assets	320.1	331.1	326.6	331.9	323.6	330.3	332.6	n/a

Performance measures
Return on average tangible equity	13.3%	13.5%	7.0%	11.5%	13.8%	13.2%	7.6%	15.1%
Average allocated tangible equity (£bn)	38.6	38.5	37.0	35.2	34.0	32.2	31.4	26.7
Return on average equity	11.0%	11.1%	5.8%	9.5%	11.3%	10.7%	6.2%	11.8%
Average allocated equity (£bn)	46.7	46.7	45.0	43.0	41.6	39.6	38.9	34.2
Cost: income ratio	60%	60%	72%	63%	62%	63%	79%	64%

1	Barclays Core represents the sum of five Operating Segments results outlined on page 11 to 19, each of which is prepared in accordance with IFRS 8 Operating Segments: Personal and Corporate Banking, Barclaycard, Africa Banking, Investment Bank and Head Office.
2	Q115 adjusted total operating expenses and profit before tax has been revised to account for the reclassification of £32m of charges relating to UK customer redress to aid comparability with Q215.
3	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 comparative is available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis. Balance sheet comparative figures have also been restated from Q413 to adopt the offsetting amendments to IAS32, Financial Instruments: Presentation; therefore no Q313 comparative is available.

Barclays PLC – 2015 Interim Results	22

Quarterly Results Summary

Barclays Non-Core	Q215	Q115	Q414	Q314	Q214	Q114	Q413	Q313[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	153	122	228	327	245	301	322	354
Securities and Loans	(42)	(73)	(142)	106	66	87	121	60
Derivatives	(79)	(39)	(64)	(63)	(26)	(15)	7	(46)
Total income net of insurance claims	32	10	22	370	285	373	450	368
Credit impairment charges and other provisions	(8)	(29)	(2)	(17)	(82)	(67)	(176)	(168)
Net operating income/(expense)	24	(19)	20	353	203	306	274	200
Operating expenses	(234)	(219)	(329)	(321)	(441)	(419)	(456)	(464)
Litigation and conduct	(36)	(9)	(83)	(82)	(10)	(23)	(208)	(21)
Costs to achieve	(12)	(11)	(41)	(130)	(17)	(24)	(103)	(17)
UK bank levy	-	-	(91)	-	-	-	(109)	-
Total operating expenses	(282)	(239)	(544)	(533)	(468)	(466)	(876)	(502)
Other net income/(expense)	2	2	(8)	23	(72)	6	4	10
Loss before tax	(256)	(256)	(532)	(157)	(337)	(154)	(598)	(292)
Attributable loss	(203)	(199)	(448)	(173)	(294)	(171)	(997)	(274)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	53.9	65.6	63.9	64.5	75.5	83.4	81.9	n/a
Loans and advances to customers at fair value	17.0	18.5	18.7	18.1	17.0	17.5	17.6	n/a
Trading portfolio assets	11.6	14.6	15.9	19.2	22.9	29.4	30.7	n/a
Derivative financial instrument assets	220.9	301.9	285.4	249.6	227.0	231.5	239.3	n/a
Derivative financial instrument liabilities	213.6	295.6	277.1	240.0	215.0	220.9	228.3	n/a
Reverse repurchase agreements and other similar secured lending	15.6	42.8	49.3	73.9	86.8	98.3	104.7	n/a
Total assets	338.2	466.8	471.5	466.5	468.6	498.4	511.2	n/a
Customer deposits	19.6	20.5	21.6	22.2	28.6	30.7	29.3	n/a
Risk weighted assets	56.6	64.8	75.3	81.0	87.5	106.0	109.9	n/a

Performance measures
Return on average tangible equity[2]	(4.2%)	(4.5%)	(5.3%)	(4.4%)	(6.3%)	(5.6%)	(11.0%)	(8.4%)
Average allocated tangible equity (£bn)	9.1	10.2	11.9	12.4	13.5	15.0	15.7	16.8
Return on average equity[2]	(3.2%)	(3.4%)	(4.3%)	(3.4%)	(4.9%)	(4.2%)	(9.1%)	(6.1%)
Average allocated equity (£bn)	9.3	10.3	12.1	12.6	13.7	15.2	16.0	17.1
Period end allocated equity (£bn)	8.3	9.7	11.0	12.1	12.7	14.9	15.1	16.3

1	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 comparative is available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis. Balance sheet comparative figures have also been restated from Q413 to adopt the offsetting amendments to IAS32, Financial Instruments: Presentation; therefore no Q313 comparative is available.
2	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Barclays PLC – 2015 Interim Results	23

Quarterly Core Results by Business

Personal and Corporate Banking	Q215	Q115[1]	Q414	Q314	Q214	Q114	Q413	Q313[2]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	2,210	2,174	2,231	2,236	2,188	2,173	2,166	2,252
Credit impairment charges and other provisions	(99)	(79)	(123)	(129)	(95)	(135)	(169)	(153)
Net operating income	2,111	2,095	2,108	2,107	2,093	2,038	1,997	2,099
Operating expenses	(1,232)	(1,234)	(1,204)	(1,222)	(1,247)	(1,278)	(1,371)	(1,313)
Litigation and conduct	(23)	(2)	(15)	(10)	(9)	(20)	(17)	(5)
Costs to achieve	(97)	(42)	(195)	(90)	(58)	(57)	(219)	(73)
UK bank levy	-	-	(70)	-	-	-	(66)	-
Total operating expenses	(1,352)	(1,278)	(1,484)	(1,322)	(1,314)	(1,355)	(1,673)	(1,391)
Other net (expenses)/income	(50)	2	4	4	1	5	3	1
Profit before tax	709	819	628	789	780	688	327	709
Attributable profit	500	602	441	578	559	480	281	518

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	217.5	219.0	217.0	215.7	216.7	215.5	212.2	210.1
Total assets	289.9	294.1	285.0	275.7	268.1	271.5	278.5	278.3
Customer deposits	298.5	298.1	299.2	295.9	298.3	297.2	295.9	289.3
Risk weighted assets	120.6	122.5	120.2	120.0	117.9	116.1	118.3	n/a

Performance measures
Return on average tangible equity	14.9%	17.8%	13.3%	17.8%	17.5%	14.7%	8.6%	15.4%
Average allocated tangible equity (£bn)	13.6	13.6	13.4	13.1	12.9	13.1	13.1	13.5
Return on average equity	11.2%	13.4%	10.0%	13.4%	13.1%	11.1%	6.5%	11.8%
Average allocated equity (£bn)	18.1	18.1	17.8	17.5	17.2	17.4	17.4	17.6
Cost: income ratio	61%	59%	67%	59%	60%	62%	77%	62%
Loan loss rate (bps)	18	14	22	23	17	25	31	28

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal	1,005	1,009	1,045	1,061	1,027	1,026	1,037	1,033
Corporate	970	907	922	902	889	879	866	956
Wealth	235	258	264	273	272	268	263	263
Total income	2,210	2,174	2,231	2,236	2,188	2,173	2,166	2,252

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal	137.8	137.5	136.8	136.5	135.9	134.9	133.8	132.7
Corporate	66.0	66.5	65.1	63.1	64.8	64.2	62.5	62.5
Wealth	13.7	15.0	15.1	16.1	16.0	16.4	15.9	14.9
Total loans and advances to customers at amortised cost	217.5	219.0	217.0	215.7	216.7	215.5	212.2	210.1

Analysis of customer deposits
Personal	146.3	145.3	145.8	143.0	141.6	141.3	140.5	139.2
Corporate	120.3	120.9	122.2	120.7	123.7	120.9	118.5	114.5
Wealth	31.9	31.9	31.2	32.2	33.0	35.0	36.9	35.6
Total customer deposits	298.5	298.1	299.2	295.9	298.3	297.2	295.9	289.3

1	Q115 adjusted total operating expenses and profit before tax has been revised to account for the reclassification of £32m of charges relating to UK customer redress to aid comparability with Q215.
2	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 comparative is available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis.

Barclays PLC – 2015 Interim Results	24

Quarterly Core Results by Business

Barclaycard	Q215	Q115	Q414	Q314	Q214	Q114	Q413	Q313[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,222	1,135	1,109	1,123	1,082	1,042	1,034	1,050
Credit impairment charges and other provisions	(273)	(290)	(362)	(284)	(268)	(269)	(266)	(290)
Net operating income	949	845	747	839	814	773	768	760
Operating expenses	(496)	(465)	(456)	(449)	(420)	(402)	(446)	(442)
Litigation and conduct	-	-	-	-	-	-	(11)	(13)
Costs to achieve	(31)	(25)	(50)	(32)	(23)	(13)	(38)	(6)
UK bank levy	-	-	(29)	-	-	-	(22)	-
Total operating expenses	(527)	(490)	(535)	(481)	(443)	(415)	(517)	(461)
Other net income	7	11	1	4	25	10	5	12
Profit before tax	429	366	213	362	396	368	256	311
Attributable profit	307	259	137	262	285	254	169	214

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	36.9	36.8	36.6	34.8	33.2	31.9	31.5	30.4
Total assets	41.9	42.4	41.3	38.9	36.2	35.0	34.4	33.4
Customer deposits	7.7	8.0	7.3	6.5	5.9	5.8	5.1	4.7
Risk weighted assets	40.3	39.9	39.9	38.6	37.7	36.4	35.7	n/a

Performance measures
Return on average tangible equity	24.9%	21.0%	11.2%	21.8%	24.7%	22.6%	16.1%	20.2%
Average allocated tangible equity (£bn)	5.0	5.0	4.9	4.8	4.6	4.5	4.2	4.2
Return on average equity	19.7%	16.6%	9.0%	17.5%	19.7%	18.2%	12.7%	15.9%
Average allocated equity (£bn)	6.3	6.3	6.2	6.0	5.8	5.6	5.3	5.4
Cost: income ratio	43%	43%	48%	43%	41%	40%	50%	44%
Loan loss rate (bps)	283	305	374	309	309	325	320	360

1	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 comparative is available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis.

Barclays PLC – 2015 Interim Results	25

Quarterly Core Results by Business

Africa Banking	Q215	Q115	Q414	Q314	Q214	Q114	Q413	Q313[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	910	948	963	928	895	878	980	1,004
Credit impairment charges and other provisions	(103)	(90)	(79)	(74)	(100)	(96)	(104)	(101)
Net operating income	807	858	884	854	795	782	876	903
Operating expenses	(557)	(559)	(590)	(572)	(545)	(537)	(616)	(605)
Litigation and conduct	-	-	(1)	(1)	-	-	-	-
Costs to achieve	(7)	(6)	(23)	(11)	(8)	(9)	(15)	(2)
UK bank levy	-	-	(45)	-	-	-	(42)	-
Total operating expenses	(564)	(565)	(659)	(584)	(553)	(546)	(673)	(607)
Other net income	2	2	3	2	2	4	-	3
Profit before tax	245	295	228	272	244	240	203	299
Attributable profit	96	112	88	91	78	103	30	104

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	33.8	35.7	35.2	34.5	33.8	35.0	34.9	36.5
Total assets	54.0	57.8	55.5	54.6	52.4	54.1	54.9	57.3
Customer deposits	34.4	35.0	35.0	33.4	33.2	34.0	34.6	35.4
Risk weighted assets	36.4	39.3	38.5	37.9	36.5	36.6	38.0	n/a

Performance measures
Return on average tangible equity	13.2%	14.7%	11.9%	13.1%	11.3%	15.5%	4.2%	14.1%
Average allocated tangible equity (£bn)	2.9	3.1	2.9	2.8	2.8	2.7	2.8	3.0
Return on average equity	9.7%	10.8%	8.7%	9.5%	8.1%	11.1%	3.0%	10.0%
Average allocated equity (£bn)	3.9	4.1	4.0	3.8	3.8	3.7	4.0	4.1
Cost: income ratio	62%	60%	68%	63%	62%	62%	69%	60%
Loan loss rate (bps)	112	94	83	79	111	104	105	104

Constant currency[2]
Income statement information	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	910	913	919	906	870	851
Credit impairment charges and other provisions	(103)	(87)	(75)	(71)	(97)	(93)
Net operating income	807	826	844	835	773	758
Operating expenses	(557)	(539)	(564)	(559)	(530)	(521)
Litigation and conduct	-	-	(1)	(1)	-	-
Costs to achieve	(7)	(6)	(22)	(10)	(9)	(8)
UK bank levy	-	-	(45)	-	-	-
Total operating expenses	(564)	(545)	(632)	(570)	(539)	(529)
Other net income	2	2	3	1	2	4
Profit before tax	245	283	215	266	236	233
Attributable profit	96	107	83	88	80	99

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	33.8	33.7	33.2	33.1	32.1	32.1
Total assets	54.0	54.6	52.2	52.2	49.9	49.7
Customer deposits	34.4	33.0	33.1	32.0	31.6	31.3
Risk weighted assets	36.4	37.0	36.3	36.3	34.7	33.6

1	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 comparative is available.
2	Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the three months ended 30 June 2015 for the income statement and the 30 June 2015 closing exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the reporting periods.

Barclays PLC – 2015 Interim Results	26

Quarterly Core Results by Business

Investment Bank	Q215	Q115	Q414	Q314	Q214	Q114	Q413	Q313[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Investment banking fees	586	549	527	410	661	513	571	526
Lending	122	83	111	137	66	103	68	42
Banking	708	632	638	547	727	616	639	568
Credit	272	274	173	255	270	346	231	308
Equities	616	619	431	395	629	591	421	524
Macro	554	624	424	470	504	552	494	457
Markets	1,442	1,517	1,028	1,120	1,403	1,489	1,146	1,289
Banking & Markets	2,150	2,149	1,666	1,667	2,130	2,105	1,785	1,857
Other	-	-	-	(2)	24	(2)	(3)	(6)
Total income	2,150	2,149	1,666	1,665	2,154	2,103	1,782	1,851
Credit impairment (charges)/releases and other provisions	(12)	11	(7)	(5)	7	19	(6)	(10)
Net operating income	2,138	2,160	1,659	1,660	2,161	2,122	1,776	1,841
Operating expenses	(1,328)	(1,410)	(1,351)	(1,305)	(1,357)	(1,491)	(1,575)	(1,373)
Litigation and conduct	(13)	(44)	(33)	(1)	(85)	(10)	(31)	-
Costs to achieve	(32)	(31)	(22)	(70)	(152)	(130)	(71)	(3)
UK bank levy	-	-	(218)	-	-	-	(236)	-
Total operating expenses	(1,373)	(1,485)	(1,624)	(1,376)	(1,594)	(1,631)	(1,913)	(1,376)
Profit/(loss) before tax	765	675	35	284	567	491	(137)	465
Attributable profit/(loss)	417	344	(150)	112	204	231	(74)	283

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	123.1	134.4	106.3	123.1	117.2	129.7	104.5	n/a
Trading portfolio assets	81.8	99.1	94.8	98.8	101.2	101.2	96.6	n/a
Derivative financial instrument assets	118.5	175.9	152.6	131.4	104.2	99.9	108.7	n/a
Derivative financial instrument liabilities	127.7	186.0	160.6	137.6	109.5	106.7	116.6	n/a
Reverse repurchase agreements and other similar secured lending	58.4	58.0	64.3	82.8	83.0	86.6	78.2	n/a
Total assets	420.1	509.6	455.7	488.4	446.2	469.4	438.0	n/a
Risk weighted assets	115.3	123.0	122.4	127.9	123.9	125.2	124.4	n/a

Performance measures
Return on average tangible equity	12.2%	9.7%	(3.9%)	3.3%	5.6%	6.4%	(2.1%)	7.5%
Average allocated tangible equity (£bn)	13.9	14.5	14.7	14.2	14.8	14.7	14.4	15.1
Return on average equity	11.5%	9.1%	(3.7%)	3.1%	5.3%	6.1%	(2.0%)	7.2%
Average allocated equity (£bn)	14.8	15.4	15.6	15.0	15.5	15.4	15.1	15.7
Cost: income ratio	64%	69%	97%	83%	74%	78%	107%	74%

1	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 comparative is available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis. Balance sheet comparative figures have also been restated from Q413 to adopt the offsetting amendments to IAS32, Financial Instruments: Presentation; therefore no Q313 comparative is available.

Barclays PLC – 2015 Interim Results	27

Quarterly Core Results by Business

Head Office	Q215	Q115	Q414	Q314	Q214	Q114	Q413	Q313[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income/(expenses)	28	14	27	56	78	81	227	(81)
Credit impairment (charges)/releases and other provisions	(1)	-	-	-	-	-	3	-
Net operating income/(expenses)	27	14	27	56	78	81	230	(81)
Operating expenses	(50)	(28)	(11)	(9)	(34)	(3)	(37)	(25)
Litigation and conduct	(5)	(2)	(8)	(4)	(42)	(12)	(10)	-
Costs to achieve	(17)	(5)	(8)	-	5	(7)	(22)	-
UK bank levy	-	-	(9)	-	-	-	(29)	-
Total operating expenses	(72)	(35)	(36)	(13)	(71)	(22)	(98)	(25)
Other net income/(expenses)	2	2	-	(3)	(1)	1	7	(1)
(Loss)/profit before tax	(43)	(19)	(9)	40	6	60	139	(107)
Attributable (loss)/profit	(47)	(33)	122	(41)	45	(15)	192	(110)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	52.6	45.7	49.1	41.5	43.3	33.7	26.6	n/a
Risk weighted assets	7.5	6.3	5.6	7.5	7.6	16.0	16.2	n/a
Average allocated tangible equity	3.2	2.3	1.1	0.3	(1.1)	(2.8)	(3.1)	(9.1)
Average allocated equity	3.6	2.8	1.4	0.7	(0.7)	(2.5)	(2.9)	(8.6)

1	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in Q413; therefore no Q313 comparative is available. Average allocated equity and tangible equity are shown on an estimated CRD IV basis. Balance sheet comparative figures have also been restated from Q413 to adopt the offsetting amendments to IAS32, Financial Instruments: Presentation; therefore no Q313 comparative is available.

Barclays PLC – 2015 Interim Results	28

Performance Management

Returns and equity by business

Returns on average equity and average tangible equity are calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average allocated equity or average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses, apart from Africa Banking (see below). Allocated equity has been calculated as 10.5% of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office equity includes the unallocated Group equity arising from the difference between the CRD IV CET1 ratio and 10.5%. Allocated tangible equity is calculated using the same method, but excludes goodwill and intangible assets.

For Africa Banking, the equity used for return on average equity is Barclays’ share of the statutory equity of the BAGL entity (together with that of the Barclays Egypt and Zimbabwe businesses which remain outside the BAGL corporate entity), as well as the Barclays’ goodwill on acquisition of these businesses. The tangible equity for return on tangible equity uses the same basis, but excludes both the Barclays’ goodwill on acquisition and the goodwill and intangibles held within the BAGL statutory equity.

	Half year ended 30.06.15	Half year ended 30.06.14
Return on average tangible equity	%	%
Personal and Corporate Banking	16.4%	16.1%
Barclaycard	22.9%	23.6%
Africa Banking	14.0%	13.3%
Investment Bank	10.9%	6.0%
Barclays Core excluding Head Office	14.9%	12.6%
Head Office impact[1]	(1.5%)	0.9%
Barclays Core	13.4%	13.5%
Barclays Non-Core impact[1]	(4.3%)	(6.0%)
Barclays Group adjusted total[2]	9.1%	7.5%
Barclays Group statutory total	6.9%	4.9%
	Half year ended 30.06.15	Half year ended 30.06.14
Return on average equity	%	%
Personal and Corporate Banking	12.3%	12.1%
Barclaycard	18.2%	18.9%
Africa Banking	10.3%	9.6%
Investment Bank	10.2%	5.7%
Barclays Core excluding Head Office	12.3%	10.5%
Head Office impact[1]	(1.2%)	0.5%
Barclays Core	11.1%	11.0%
Barclays Non-Core impact[1]	(3.4%)	(4.5%)
Barclays Group adjusted total[2]	7.7%	6.5%
Barclays Group statutory total	5.9%	4.2%
Profit/(loss) attributable to ordinary equity holders of the parent	Half year ended 30.06.15 £m	Half year ended 30.06.14 £m
Personal and Corporate Banking	1,114	1,044
Barclaycard	570	540
Africa Banking	208	181
Investment Bank	774	441
Head Office	(83)	31
Barclays Core	2,583	2,237
Barclays Non-Core	(396)	(458)
Barclays Group adjusted total[2]	2,187	1,779
Barclays Group statutory total	1,611	1,126

1	Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.
2	Adjusted Barclays Group profit excludes the post-tax impact of the provisions for UK customer redress of £1,032m (H114: £900m); provisions for investigations and litigation primarily relating to Foreign Exchange £800m (H114: nil), gain on US Lehman acquisition assets of £496m (H114: £nil,) the own credit adjustment of £410m gain (H114: £52m gain); the gain on valuation of a component of the defined retirement benefit liability £429m (H114: £nil) and the loss on sale of the Spanish business £118m (H114: £nil).

Barclays PLC – 2015 Interim Results	29

Performance Management

	Half year ended 30.06.15	Half year ended 30.06.14
Average allocated tangible equity	£bn	£bn
Personal and Corporate Banking	13.6	13.0
Barclaycard	5.0	4.6
Africa Banking	3.0	2.7
Investment Bank	14.2	14.7
Head Office[1]	2.7	(1.9)
Barclays Core	38.5	33.1
Barclays Non-Core	9.7	14.2
Barclays Group adjusted total[2]	48.2	47.3
Barclays Group statutory total	47.6	46.5
	Half year ended 30.06.15	Half year ended 30.06.14
Average allocated equity	£bn	£bn
Personal and Corporate Banking	18.1	17.3
Barclaycard	6.3	5.7
Africa Banking	4.0	3.8
Investment Bank	15.1	15.4
Head Office[1]	3.2	(1.6)
Barclays Core	46.7	40.6
Barclays Non-Core	9.8	14.5
Barclays Group adjusted total[2]	56.5	55.1
Barclays Group statutory total	55.9	54.3
	As at 30.06.15	As at 31.12.14
Period end allocated equity	£bn	£bn
Personal and Corporate Banking	17.9	17.9
Barclaycard	6.3	6.2
Africa Banking	3.9	4.0
Investment Bank	13.7	14.7
Head Office[1]	5.2	2.1
Barclays Core	47.0	44.9
Barclays Non-Core	8.3	11.0
Barclays Group adjusted total	55.3	55.9
Barclays Group statutory total	55.0	53.7

1	Based on risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average ordinary shareholders’ equity and tangible ordinary shareholders’ equity.
2	Adjusted Barclays Group average allocated equity and average allocated tangible equity exclude the cumulative impact of own credit charge on retained earnings.

Barclays PLC – 2015 Interim Results	30

Performance Management

Margins and balances

	Half year ended 30.06.15			Half year ended 30.06.14
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Personal and Corporate Banking	3,203	214,906	3.01	3,057	208,160	2.96
Barclaycard	1,704	37,967	9.05	1,500	33,410	9.05
Africa Banking	1,068	36,096	5.97	1,007	34,574	5.87
Total Personal and Corporate Banking, Barclaycard and Africa Banking	5,975	288,969	4.17	5,564	276,144	4.06
Investment Bank	276			334
Head Office	(178)			1
Core	6,073			5,899
Barclays Non-Core	128			183
Total net interest income	6,201			6,082

●	Total PCB, Barclaycard and Africa Banking NII increased 7% to 5,975m due to:

–	An increase in average customer assets to £289.0bn (2014: £276.1bn) with growth in PCB Mortgages, Barclaycard, and Africa Banking

–

Net interest margin increased 11bps to 4.17% primarily due to higher deposits margins within Personal and Corporate Banking, partially offset by the impact of mortgage margin pressure from existing customer rate switching and lower Corporate debt margins. Group NII increased to £6.2bn (2014: £6.1bn) including net structural hedge contributions of £0.7bn (2014: £0.8bn)

●

Net interest margin by business reflects movements in the Group’s internal funding rates which are based on the cost to the Group of alternative funding in wholesale markets. The internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of alternative funding at a rate that is driven by prevailing market rates and includes a term premium

Quarterly analysis for PCB, Barclaycard and Africa Banking:

	Quarter ended 30.06.15
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Personal and Corporate Banking	1,602	215,069	2.99
Barclaycard	883	38,025	9.31
Africa Banking	521	35,610	5.87
Total Personal and Corporate Banking, Barclaycard and Africa Banking	3,006	288,704	4.18
	Quarter ended 31.03.15
Personal and Corporate Banking	1,601	214,645	3.02
Barclaycard	821	37,909	8.78
Africa Banking[1]	547	36,603	6.06
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,969	289,157	4.18
	Quarter ended 31.12.14
Personal and Corporate Banking	1,619	212,444	3.02
Barclaycard	757	36,932	8.13
Africa Banking	546	36,465	5.94
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,922	285,841	4.06
	Quarter ended 30.09.14
Personal and Corporate Banking	1,622	210,859	3.05
Barclaycard	787	35,308	8.84
Africa Banking	540	35,026	6.12
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,949	281,193	4.16

1	Q115 Net Interest Income has been revised by £14m to accurately reflect the classification of income across financial statement line items.

Barclays PLC – 2015 Interim Results	31

Risk Management

Risk management and principal risks

Barclays risk management responsibilities are laid out in the Enterprise Risk Management Framework (ERMF), which creates clear ownership and accountability, with the purpose that the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite, and that there is regular reporting of both risk exposures and the operating effectiveness of controls. It includes those risks incurred by Barclays that are foreseeable, continuous, and material enough to merit establishing specific bank-wide control frameworks. These are known as Key Risks and are grouped into five Principal Risks: Credit Risk; Market Risk; Funding Risk; Operational Risk; and Conduct Risk.

Further detail on these risks and how they are managed is available from the 2014 20-F, which is available online at www.barclays.com/investorrelations. For 2015, reputation risk has been recognised as a Key Risk within conduct risk given the close alignment between them and the fact that as separate Principal Risks they had a common Principal Risk Officer. There has been no other significant change to the Key Risks, risk management or principal uncertainties during the period or expected for the remaining six months of the financial year.

While the risks to the Eurozone have receded slightly following the recent agreement for a bailout of Greece, should this agreement falter the potential for a default by Greece and subsequent Euro exit would re-emerge, which could disrupt capital markets as well as local markets and adversely impact Barclays’ performance where it has larger asset and funding positions, e.g. Italy and Portugal.

The following section gives an overview of the performance in Funding Risk – Liquidity, Funding Risk – Capital, Credit Risk and Market Risk for the period.

Funding & liquidity

Whilst Barclays has a comprehensive framework for managing the Group’s liquidity risks, liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude BAGL, which is reported on a stand-alone basis. Adjusting for local requirements, BAGL’s liquidity risk is managed on a consistent basis to Barclays Group.

Liquidity stress testing

Compliance with internal and regulatory stress tests

	Barclays’ LRA (30 day Barclays specific requirement)[1]	Estimated CRDIV LCR
	£bn	£bn
Eligible liquidity buffer	145	150
Net stress outflows	122	124
Surplus	23	26
Liquidity pool as a percentage of anticipated net outflows as at 30 June 2015	119%	121%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2014	124%	124%

Barclays manages the Group’s liquidity position against the Group’s internally defined Liquidity Risk Appetite (LRA) and regulatory metrics, such as the Individual Liquidity Guidance (ILG) provided by the PRA, and the CRD IV Liquidity Coverage Ratio (LCR). As at 30 June 2015, the Group held eligible liquid assets significantly in excess of 100% of net stress outflows for both the 30 day Barclays-specific LRA and the LCR. The surpluses were built to position the Group for outflows associated with credit rating changes as a result of revised assessment of sovereign support. Whilst the ratings changes occurred during Q215, the expected funding impacts had not fully materialised by the end of H115.

Barclays estimated its Net Stable Funding Ratio (NSFR) at 106% (2014: 102%) based on the final NSFR guidelines published by the BCBS in October 2014.

1

Of the three stress scenarios monitored as part of the LRA, the 30 day Barclays specific scenario results in the lowest ratio at 119% (2014: 124%). This compares to 149% (2014: 135%) under the 90 day market-wide scenario and 121% (2014: 127%) under the 30 day combined scenario.

Barclays PLC – 2015 Interim Results	32

Funding Risk – Liquidity

Composition of the Group Liquidity Pool

	Liquidity pool 30.06.2015	Liquidity pool of which PRA eligible[1]	Liquidity pool of which CRDIV LCR-eligible[2]		Liquidity pool 31.12.2014
			Level 1	Level 2A
As at 30.06.2015	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks[3]	31	28	28	1	37

Government bonds[4]
AAA rated	74	73	73	-	73
AA+ to AA- rated	9	8	9	-	12
Other government bonds	3	2	-	2	-
Total Government bonds	86	83	82	2	85

Other
Supranational bonds and multilateral development banks	7	3	7	-	9
Agencies and agency mortgage-backed securities	15	-	9	6	11
Covered bonds (rated AA- and above)	3	-	3	-	3
Other	3	-	-	-	4
Total other	28	3	19	6	27

Total as at 30 June 2015	145	114	129	9
Total as at 31 December 2014	149	122	136	7

Barclays manages the liquidity pool on a centralised basis. The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. As at 30 June 2015, 93% (2014: 92%) of the liquidity pool was located in Barclays Bank PLC and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. The portion of the liquidity pool outside of Barclays Bank PLC is held primarily against entity-specific stressed outflows and regulatory requirements.

Deposit funding

	As at 30.06.2015			As at 31.12.14
Funding of loans and advances to customers (including BAGL)	Loans and advances to customers	Customer deposits	Loan to deposit ratio	Loan to deposit ratio
	£bn	£bn	%	%
Personal and Corporate banking	217	298
Barclaycard	37	8
Africa Banking	34	34
Non-Core retail	18	7
Total Retail funding	306	347	88	89

Investment Bank, Non-core wholesale and Head Office	37	14
Trading settlement balances and collateral	88	77
Total	431	438	98	100

PCB, Barclaycard, Africa Banking and Non-Core retail are largely funded by customer deposits. The loan to deposit ratio for these businesses was 88% (2014: 89%). The customer deposits in excess of loans and advances are primarily used to fund liquidity buffer requirements for these businesses. The Investment Bank is funded with wholesale liabilities and does not rely on customer deposit funding from these businesses. The loan to deposit ratio for the Group was 98% (2014: 100%).

1	£114bn (2014: £122bn) of the liquidity pool is PRA eligible as per BIPRU 12.7. In addition, there are £12bn (2014: £12bn) of Level 2 assets available, as per the PRA’s announcement in August 2013 that certain assets specified by PRA as Level 2 assets can be used on a transitional basis.
2	The LCR-eligible assets presented in this table represent only those assets which are also eligible for the Group liquidity pool and do not include any Level 2B assets as defined by the CRDIV Delegated Act.
3	Of which over 95% (2014: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
4	Of which over 90% (2014: over 95%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

Barclays PLC – 2015 Interim Results	33

Funding Risk – Liquidity

Wholesale funding

Funding of other assets

As at 30.06.15 Assets	£bn	Liabilities	£bn

Trading Portfolio Assets	33	Repurchase agreements	85
Reverse repurchase agreements	52

Reverse repurchase agreements	41	Trading Portfolio Liabilities	41

Derivative Financial Instruments	340	Derivative Financial Instruments	342

Liquidity pool[1]	105	Less than 1 year wholesale debt	68
Other unencumbered assets [2]	115	Greater than 1 year wholesale debt and equity	150

●

Trading portfolio assets are largely funded by repurchase agreements with 57% (2014: 54%) secured against highly liquid assets[3]. The weighted average maturity of these repurchase agreements secured against less liquid assets was 77 days (2014: 56 days)

●

The majority of reverse repurchase agreements are matched by repurchase agreements. As at 30 June 2015, 55% (2014: 66%) of matched book activity was secured against highly liquid assets[3]. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities

●

Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid

●	The Group liquidity pool is primarily funded by wholesale debt with the remainder being funded by customer deposits and other assets are largely matched by term wholesale debt and equity

1	The portion of the liquidity pool estimated to be funded by wholesale funds.
2	Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks.
3	Highly liquid assets are limited to government bonds, US agency securities and US agency mortgage-backed securities.

Barclays PLC – 2015 Interim Results	34

Funding Risk – Liquidity

Composition of wholesale funding1

In preparation for a Single Point of Entry resolution model, the Group has started to issue debt capital and term senior unsecured funding out of Barclays PLC, the holding company. The Group expects to refinance most debt capital and term senior unsecured debt out of Barclays PLC over time.

Maturity profile

	Not more than one month £bn	Over one month but not more than three months £bn	Over three months but not more than six months £bn	Over six months but not more than nine months £bn	Over nine months but not more than one year £bn	Sub- total less than one year £bn	Over one year but not more than two years £bn	Over two years but not more than five years £bn	Over five years £bn	Total £bn
Barclays PLC
Senior unsecured (Public Benchmark)	-	-	-	-	-	-	-	2.5	2.0	4.5
Subordinated liabilities	-	-	-	-	-	-	-	0.8	-	0.8
Barclays Bank PLC
Deposits from Banks	11.4	6.3	1.2	0.7	0.5	20.1	0.5	-	0.4	21.0
Certificates of Deposit and Commercial Paper	1.1	6.2	6.3	4.2	2.3	20.1	0.8	1.8	0.7	23.4
Asset Backed Commercial Paper	3.2	1.9	0.6	-	-	5.7	-	-	-	5.7
Senior unsecured (Public benchmark)	-	1.0	-	1.3	-	2.3	4.8	5.4	3.6	16.1
Senior unsecured (Privately placed)[2]	1.8	1.7	2.0	2.1	2.7	10.3	6.9	11.4	10.5	39.1
Covered bonds/ABS	-	1.1	0.2	0.9	1.1	3.3	4.1	6.2	4.0	17.6
Subordinated liabilities	-	-	-	-	-	-	-	3.0	15.3	18.3
Other[3]	2.9	0.9	1.1	1.0	0.2	6.1	1.7	1.1	1.6	10.5
Total as at 30.06.15	20.4	19.1	11.4	10.2	6.8	67.9	18.8	32.2	38.1	157.0
Of which secured	4.7	3.8	1.5	1.4	1.3	12.7	4.4	6.3	4.1	27.5
Of which unsecured	15.7	15.3	9.9	8.8	5.5	55.2	14.4	25.9	34.0	129.5
Total as at 31.12.14	16.8	23.2	14.4	13.5	7.5	75.4	14.0	36.6	45.4	171.4
Of which secured	5.3	7.8	1.7	1.9	0.3	17.0	2.7	7.6	6.0	33.3
Of which unsecured	11.5	15.4	12.7	11.6	7.2	58.4	11.3	29.0	39.4	138.1
Outstanding wholesale funding includes £39bn (2014: £45bn) of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £77bn (2014: £74bn).

The average maturity of wholesale funding net of the liquidity pool was at least 120 months (2014: 105 months).

Term financing

The Group issued £6bn of term funding net of early redemptions during H115. Barclays has £9bn of term funding maturing in the remainder of 2015 and £13bn in 20164.

The Group expects to issue more public wholesale debt in the remainder of 2015, in order to maintain a stable and diverse funding base by type, currency and distribution channel.

1	The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value, Debt Securities in Issue and Subordinated Liabilities, excluding cash collateral and settlement balances. It also does not include collateral swaps, including participation in the Bank of England’s Funding for Lending Scheme.
2	Includes structured notes of £33bn, £9bn of which matures within one year.
3	Primarily comprised of fair value deposits £5bn and secured financing of physical gold £4bn.
4	Includes £1bn of bilateral secured funding in 2015 and £1bn in 2016.

Barclays PLC – 2015 Interim Results	35

Funding Risk – Liquidity

Credit rating

Barclays Bank PLC	Standard & Poor’s	Moody’s	Fitch
Long Term (Outlook)	A- (Stable)	A2 (Stable)	A (Stable)
Short Term	A-2	P-1	F1
Standalone rating[1]	bbb+	baa2	a

Barclays PLC	Standard & Poor’s	Moody’s	Fitch
Long Term (Outlook)	BBB (Stable)	Baa3 (Stable)	A (Stable)
Short Term	A-2	P-3	F1

During Q215 all three credit rating agencies took industry-wide rating actions driven by their assessment of sovereign support and/or methodology updates. S&P downgraded the long- and short-term senior unsecured ratings of Barclays Bank PLC by one notch from A/A-1 to A-/A-2. This was driven by the removal of two notches of sovereign support, partially offset by a one notch uplift to reflect “Additional Loss Absorbing Capacity”. Moody’s downgraded the long- and short-term senior unsecured debt ratings of Barclays PLC from A3/P-2 to Baa3/P-3 due to the removal of three sovereign support notches with no methodology driven uplift. Fitch affirmed both Barclays and Barclays Bank PLC’s senior unsecured ratings at A/F1. Barclays’ standalone credit ratings have not been impacted by these actions. The outlook on all credit ratings is now stable.

Barclays Africa Group Limited

●	Liquidity risk is managed separately at BAGL due to local currency, funding and regulatory requirements

●

In addition to the Group liquidity pool, BAGL held £7bn (2014: £7bn) of liquidity pool assets against BAGL-specific anticipated stressed outflows. The liquidity pool consists of South African government bonds and Treasury bills

●	The BAGL loan to deposit ratio was 100% (2014: 102%)

●	As at 30 June 2015, BAGL had £10bn of wholesale funding outstanding (2014: £9bn), of which £5bn matures in less than one year (2014: £5bn)

1	Refers to Standard & Poor’s Stand-Alone Credit Profile (SACP), Moody’s Baseline Credit Assessment (BCA) and Fitch’s Viability Rating (VR).

Barclays PLC – 2015 Interim Results	36

Funding Risk – Capital

CRD IV capital

The Capital Requirements Regulation and Capital Requirements Directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA’s rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

Capital ratios	As at 30.06.15	As at 31.03.15	As at 31.12.14
Fully loaded Common Equity Tier 1	11.1%	10.6%	10.3%
PRA Transitional Common Equity Tier 1[1,2]	11.1%	10.6%	10.2%
PRA Transitional Tier 1[3,4]	14.0%	13.3%	13.0%
PRA Transitional Total Capital[3,4]	17.4%	16.8%	16.5%

Capital resources	£m	£m	£m
Total equity (excluding non-controlling interests) per the balance sheet	59,281	60,693	59,567
Less: Other equity instruments (recognised as AT1 capital)	(4,325)	(4,323)	(4,322)
Adjustment to retained earnings for foreseeable dividends	(731)	(981)	(615)

Minority interests (amount allowed in consolidated CET1)	1,200	1,249	1,227

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,506)	(1,984)	(2,199)
Goodwill and intangible assets	(8,145)	(8,255)	(8,127)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,132)	(1,180)	(1,080)
Fair value reserves related to gains or losses on cash flow hedges	(1,185)	(2,029)	(1,814)
Excess of expected losses over impairment	(1,536)	(1,727)	(1,772)
Gains or losses on liabilities at fair value resulting from own credit	127	497	658
Direct and indirect holdings by an institution of own CET1 instruments	(57)	(56)	(25)
Other regulatory adjustments	1	(72)	(45)
Fully loaded CET1 capital	41,992	41,833	41,453
Regulatory adjustments relating to unrealised gains[1]	-	-	(583)
PRA Transitional CET1 capital	41,992	41,833	40,870

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	4,325	4,323	4,322
Qualifying AT1 capital (including minority interests) issued by subsidiaries	6,666	6,815	6,870
Other regulatory adjustments and deductions	(130)	(130)	-
Transitional Additional Tier 1 capital	10,861	11,008	11,192
PRA Transitional Tier 1 capital	52,853	52,841	52,062

Tier 2 (T2) capital
Capital instruments and related share premium accounts	792	840	800
Qualifying T2 capital (including minority interests) issued by subsidiaries	12,268	13,126	13,529
Other regulatory adjustments and deductions	(254)	(254)	(48)
PRA Transitional total regulatory capital	65,659	66,553	66,343

Risk weighted assets	376,683	395,899	401,900

1	The transitional regulatory adjustment for unrealised gains is no longer applicable from 1 January 2015 resulting in CET 1 capital on a fully loaded basis being equal to that on a transitional basis.
2	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.7% based on £47.9bn of transitional CRD IV CET1 capital and £376.7bn of RWAs. This is calculated as CET1 capital as adjusted for the transitional relief (£47.9bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£4.9bn), Deferred tax asset (£0.7bn), Debt valuation adjustment (£0.2bn), Expected losses over impairment (£0.9bn) and Excess minority interest (£0.2bn), partially offset by the defined benefit pension adjustment of £0.9bn
3	The PRA transitional capital is based on guidance provided in policy statement PS 7/13 on strengthening capital standards published in December 2013.
4	As at 30 June 2015, Barclays’ fully loaded Tier 1 capital was £46,468m, and the fully loaded Tier 1 ratio was 12.3%. Fully loaded total regulatory capital was £60,913m and the fully loaded total capital ratio was 16.2%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

Barclays PLC – 2015 Interim Results	37

Funding Risk – Capital

Movement in Common Equity Tier 1 (CET1) capital	Three months ended 30.06.15 £m	Six months ended 30.06.15 £m
Opening CET1 capital	41,833	41,453

Profit for the period	1,225	1,770
Movement in own credit	(370)	(531)
Movement in dividends	(559)	(989)
Retained regulatory capital generated from earnings	296	250

Movement in reserves - net impact of share schemes	293	313
Movement in available for sale reserves	(240)	(295)
Movement in currency translation reserves	(1,276)	(463)
Movement in retirement benefits	220	(94)
Other reserves movements	16	(18)
Movement in other qualifying reserves	(987)	(557)

Minority interests	(49)	(27)
Additional value adjustments (PVA)	478	693
Goodwill and intangible assets	110	(18)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	48	(52)
Excess of expected loss over impairment	191	236
Direct and indirect holdings by an institution of own CET1 instruments	(1)	(32)
Other regulatory adjustments	73	46
Movement in regulatory adjustments and deductions	850	846

Closing CET1 capital	41,992	41,992

●	Fully loaded CRD IV CET1 ratio increased in H115 to 11.1% (December 2014; 10.3%) reflecting an increase in CET1 capital of £0.5bn to £42.0bn and decrease in RWAs of £25.2bn to £377bn

●	Capital generated from earnings increased CET1 capital by £0.3bn after absorbing adjusting items, own credit and dividends paid and foreseen. Other material movements in CET1 capital were:

–	£0.6bn decrease in other qualifying reserves largely due to a £0.5bn decrease in the currency translation reserve as GBP strengthened against EUR, USD and ZAR

–

£0.8bn increase due to lower regulatory adjustments and deductions largely as a result of a £0.7bn decrease in the PVA deduction, which includes a tax credit of £0.4bn applied in Q2 and £0.3bn reductions across Non-Core

●

Transitional total capital decreased by £0.7bn to £65.7bn largely due to capital redemptions in the period of $225m fixed rate subordinated notes and £265m fixed rate guaranteed perpetual subordinated notes (T2 capital). Further decreases were as a result of higher capital deductions for holdings in own paper and ineligible minority interest

Barclays PLC – 2015 Interim Results	38

Funding Risk – Capital

Risk weighted assets by risk type and business

	Credit risk		Counterparty credit risk		Market risk		Operational risk	Total RWAs
As at 30.06.15	Std £m	IRB £m	Std £m	IRB £m	Std £m	IMA £m	£m	£m
Personal and Corporate Banking	31,687	71,481	268	859	108	-	16,176	120,579
Barclaycard	16,149	18,624	-	-	-	-	5,505	40,278
Africa Banking	8,003	20,749	18	416	306	1,266	5,604	36,362
Investment Bank	4,501	36,117	15,263	11,412	12,656	15,718	19,621	115,288
Head Office	487	3,071	102	87	1	1,695	2,104	7,547
Total Core	60,827	150,042	15,651	12,774	13,071	18,679	49,010	320,054
Barclays Non-Core	7,300	13,761	2,532	13,267	1,226	10,893	7,650	56,629
Total RWAs	68,127	163,803	18,183	26,041	14,297	29,572	56,660	376,683

As at 31.12.14
Personal and Corporate Banking	32,657	70,080	238	1,049	26	-	16,176	120,226
Barclaycard	15,910	18,492	-	-	-	-	5,505	39,907
Africa Banking	9,015	21,794	10	562	948	588	5,604	38,521
Investment Bank	5,773	36,829	13,739	11,781	18,179	16,480	19,621	122,402
Head Office	506	2,912	234	62	7	521	1,326	5,568
Total Core	63,861	150,107	14,221	13,454	19,160	17,589	48,232	326,624
Barclays Non-Core	10,679	19,416	3,023	18,406	2,236	13,088	8,428	75,276
Total RWAs	74,540	169,523	17,244	31,860	21,396	30,677	56,660	401,900

Movement analysis of risk weighted assets

Risk weighted assets	Credit risk £bn	Counterparty credit risk[1] £bn	Market risk[2] £bn	Operational risk £bn	Total £bn
As at 1 January 2015	244.0	49.1	52.1	56.7	401.9
Book size	3.0	(6.1)	(4.4)	-	(7.5)
Acquisitions and disposals	(9.6)	-	(0.3)	-	(9.9)
Book quality	(1.7)	(0.7)	0.7	-	(1.7)
Model updates	(1.7)	(1.3)	(2.3)	-	(5.3)
Methodology and policy	1.9	3.2	(1.9)	-	3.2
Foreign exchange movement[3]	(4.1)	-	-	-	(4.1)
Other	0.1	-	-	-	0.1
As at 30 June 2015	231.9	44.2	43.9	56.7	376.7

RWAs decreased £25.2bn to £376.7bn:

●	Book size decreased RWAs by £7.5bn, due to risk reductions in the Investment Bank and Non-Core trading books, offset by increased PCB loans and advances to customers

●	Acquisitions and disposals decreased RWAs by £9.9bn, primarily driven by disposals in Non-Core, including the sale of the Spanish business

●	Book quality improved, resulting in a RWA reduction of £1.7bn, primarily driven by changes in risk profile within PCB and Non-Core

●

Model updates decreased RWAs by £5.3bn, following the implementation of diversification benefits across advanced general and specific market risk, as well as a recalibration of a credit risk model within the Investment Bank and Non-Core

●	Methodology and policy changes increased RWAs by £3.2bn, due to the capture of an extended margin period of risk for securities financing transactions within the Investment Bank

●	Foreign exchange movements decreased RWAs by £4.1bn, as GBP appreciated against ZAR, USD and EUR

1	RWAs in relation to default fund contributions are included in counterparty credit risk.
2	RWAs in relation to CVA (£13.3bn) are included in market risk.
3	Foreign exchange movements do not include movements for counterparty credit risk or market risk.

Barclays PLC – 2015 Interim Results	39

Funding Risk – Capital

Leverage ratio requirements

In January 2014, the Basel Committee finalised its revised standards (BCBS 270) for calculating the Basel 3 leverage ratio. The European Commission has implemented the amendments into the CRR via a delegated act which came into force from January 2015. The leverage calculation below uses the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as adopted by a European Union delegated act.

Barclays does not believe that there is a material difference between the BCBS 270 leverage exposure previously disclosed and a leverage exposure calculated in accordance with the delegated act.

At 30 June 2015 Barclays leverage ratio was 4.1%, which exceeds the expected minimum fully loaded requirement outlined by the Financial Policy Committee (FPC)1 of 3.7%, comprising the 3% minimum requirement, and the fully phased-in G-SII buffer.

Leverage exposure and ratio

Leverage exposure	As at 30.06.15 £bn	As at 31.03.15 £bn	As at 31.12.14 £bn

Accounting assets
Derivative financial instruments	341	480	440
Cash collateral	60	80	73
Reverse repurchase agreements	93	124	132
Loans and advances and other assets	703	732	713
Total IFRS assets	1,197	1,416	1,358

Regulatory consolidation adjustments	(5)	(8)	(8)

Derivatives adjustments
Derivatives netting	(308)	(436)	(395)
Adjustments to cash collateral	(47)	(63)	(53)
Net written credit protection	20	25	27
Potential Future Exposure (PFE) on derivatives	160	176	179
Total derivatives adjustments	(175)	(298)	(242)

Securities financing transactions (SFTs) adjustments	24	46	25

Regulatory deductions and other adjustments	(14)	(15)	(15)
Weighted off-balance sheet commitments	112	114	115

Total fully loaded leverage exposure	1,139	1,255	1,233

Fully loaded CET1 capital	42.0	41.8	41.5
Fully loaded AT1 capital	4.5	4.5	4.6
Fully loaded Tier 1 capital	46.5	46.3	46.0

Fully loaded leverage ratio	4.1%	3.7%	3.7%

During H115 leverage exposure decreased £94bn to £1,139bn:

●	SFTs decreased by £40bn, primarily due to a reduction in IFRS reverse repurchase agreements of £39bn to £93bn, driven by reductions in matched book trading as a result of balance sheet deleveraging

●	Total derivative exposures[2] decreased £45bn primarily due to a £19bn reduction in the PFE and a £19bn net reduction in IFRS derivatives and cash collateral.

–	The PFE on derivatives decreased £19bn to £160bn, mainly as a result of continued legacy portfolio run down and optimisation including trade compressions and tear-ups

–	Other derivatives exposures decreased £19bn to £46bn, driven by a net decrease in IFRS derivatives, primarily due to increases in major forward rate curves and continued legacy portfolio run down

–	Net written credit protection decreased £7bn to £20bn primarily due to a reduction in business activity and improved portfolio netting

●	Loans and advances and other assets decreased by £10bn to £703bn primarily driven by a reduction in trading portfolio assets

1	In July 2015 the PRA set out a consultation on how it proposes to implement the FPC recommendations in the UK. The PRA is expected to publish a policy statement, finalised rules and supervisory statements by the end of 2015.
2	Total derivative exposures include IFRS derivative financial instruments, cash collateral and total derivatives adjustments.

Barclays PLC – 2015 Interim Results	40

Credit Risk

Analysis of loans and advances to customers and banks

Loans and advances at amortised cost net of impairment allowances, by industry sector and geography

As at 30.06.15	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Banks	7,092	12,377	14,510	2,617	4,374	40,970
Other financial institutions	24,091	20,546	52,379	2,873	5,910	105,799
Home loans	133,491	17,476	695	12,450	229	164,341
Cards, unsecured loans and other personal lending	27,863	4,691	15,628	8,561	1,413	58,156
Construction and property	18,207	1,035	1,612	1,909	326	23,089
Other	41,403	13,266	11,228	12,052	4,963	82,912
Net loans and advances to customers and banks	252,147	69,391	96,052	40,462	17,215	475,267
Impairment allowance	2,484	1,091	581	957	80	5,193
Gross loans and advances to customers and banks	254,631	70,482	96,633	41,419	17,295	480,460

Loans and advances at FV	16,472	405	666	1,002	1	18,546

As at 31.12.14
Banks	6,900	12,611	12,917	2,499	5,338	40,265
Other financial institutions	23,685	22,114	49,160	4,123	4,306	103,388
Home loans	132,775	19,713	769	13,356	361	166,974
Cards, unsecured loans and other personal lending	28,061	5,226	15,666	8,605	1,356	58,914
Construction and property	17,837	1,175	1,655	1,888	287	22,842
Other	39,757	11,972	9,621	12,020	4,125	77,495
Net loans and advances to customers and banks	249,015	72,811	89,788	42,491	15,773	469,878
Impairment allowance	2,653	1,219	499	1,001	83	5,455
Gross loans and advances to customers and banks	251,668	74,030	90,287	43,492	15,856	475,333

Loans and advances at FV	17,627	1,041	894	635	1	20,198

Barclays PLC – 2015 Interim Results	41

Credit Risk

Analysis of retail and wholesale loans and advances and impairment

As at 30.06.15	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges[1] £m	Loan loss rates bps
Personal & Corporate Banking	137,311	730	136,581	1,486	1.1	125	18
Africa Banking	20,414	649	19,765	1,029	5.0	154	152
Barclaycard	38,689	1,759	36,930	1,735	4.5	563	293
Barclays Core	196,414	3,138	193,276	4,250	2.2	842	86

Barclays Non-Core	17,625	420	17,205	1,077	6.1	51	58
Total Group Retail	214,039	3,558	210,481	5,327	2.5	893	84

Investment Bank	123,094	31	123,063	56	-	(6)	(1)
Personal & Corporate Banking	86,395	835	85,560	1,846	2.1	54	13
Africa Banking	16,548	243	16,305	642	3.9	39	48
Head Office and Other Operations	3,169	-	3,169	4	0.1	1	6
Barclays Core	229,206	1,109	228,097	2,548	1.1	88	8

Barclays Non-Core	37,215	526	36,689	754	2.0	(24)	(13)
Total Group Wholesale	266,421	1,635	264,786	3,302	1.2	64	5

Group Total	480,460	5,193	475,267	8,629	1.8	957	40

Traded Loans	2,048	n/a	2,048
Loans and advances designated at fair value	18,546	n/a	18,546
Loans and advances held at fair value	20,594	n/a	20,594

Total loans and advances	501,054	5,193	495,861

As at 31.12.14
Personal & Corporate Banking[2]	136,544	766	135,778	1,582	1.2	215	16
Africa Banking	21,334	681	20,653	1,093	5.1	295	138
Barclaycard	38,376	1,815	36,561	1,765	4.6	1,183	308
Barclays Core	196,254	3,262	192,992	4,440	2.3	1,693	86

Barclays Non-Core	20,259	428	19,831	1,209	6.0	151	75
Total Group Retail	216,513	3,690	212,823	5,649	2.6	1,844	85

Investment Bank	106,377	44	106,333	71	0.1	(14)	(1)
Personal & Corporate Banking[2]	88,192	873	87,319	2,112	2.4	267	30
Africa Banking	16,312	246	16,066	665	4.1	54	33
Head Office and Other Operations	3,240	-	3,240	-	-	-	-
Barclays Core	214,121	1,163	212,958	2,848	1.3	307	14

Barclays Non-Core	44,699	602	44,097	841	1.9	53	12
Total Group Wholesale	258,820	1,765	257,055	3,689	1.4	360	14

Group Total	475,333	5,455	469,878	9,338	2.0	2,204	46

Traded Loans	2,693	n/a	2,693
Loans and advances designated at fair value	20,198	n/a	20,198
Loans and advances held at fair value	22,891	n/a	22,891

Total loans and advances	498,224	5,455	492,769

●	Loans and advances to customers and banks at amortised cost net of impairment increased to £475.3bn (2014: £469.9bn)

–	Investment Bank increased by £16.7bn to £123.1bn reflecting a net increase in cash collateral and settlement balances driven principally by higher trading volumes

–	Non-Core decreased by £10.0bn to £53.9bn due to a net reduction in cash collateral and settlements and the run off of assets in Europe

1	Excludes impairment charges on available for sale investments and reverse repurchase agreements. H115 impairment charges represent six months charge, whereas December 2014 impairment charges represent 12 months charge.
2	UK Business Banking has been reclassified from Retail to Wholesale in line with how the business is now managed. 2014 figures have been restated to reflect this, with net loans and advances of £8.4bn, credit risk loans of £482m and impairment charges of £48m being reclassified to Wholesale.

Barclays PLC – 2015 Interim Results	42

Credit Risk

Analysis of potential credit risk loans and coverage ratios

	CRLs		PPLs		PCRLs
	As at 30.06.15 £m	As at 31.12.14 £m	As at 30.06.15 £m	As at 31.12.14 £m	As at 30.06.15 £m	As at 31.12.14 £m
Personal & Corporate Banking[1]	1,486	1,582	151	143	1,637	1,725
Africa Banking	1,029	1,093	170	161	1,199	1,254
Barclaycard	1,735	1,765	217	227	1,952	1,992
Barclays Core	4,250	4,440	538	531	4,788	4,971

Barclays Non-Core	1,077	1,209	24	26	1,101	1,234
Total Group Retail	5,327	5,649	562	557	5,889	6,205

Investment Bank	56	71	270	107	326	178
Personal & Corporate Banking[1]	1,846	2,112	498	614	2,344	2,726
Africa Banking	642	665	66	94	708	759
Head Office and Other Operations	4	-	-	-	4	-
Barclays Core	2,548	2,848	834	815	3,382	3,663

Barclays Non-Core	754	841	29	119	783	960
Total Group Wholesale	3,302	3,689	863	934	4,165	4,623

Group Total	8,629	9,338	1,425	1,491	10,054	10,828

	Impairment allowance		CRL coverage		PCRL coverage
	As at 30.06.15 £m	As at 31.12.14 £m	As at 30.06.15%	As at 31.12.14%	As at 30.06.15%	As at 31.12.14%
Personal & Corporate Banking[1]	730	766	49.1	48.4	44.6	44.4
Africa Banking	649	681	63.1	62.3	54.1	54.3
Barclaycard	1,759	1,815	101.4	102.8	90.1	91.1
Barclays Core	3,138	3,262	73.8	73.5	65.5	65.6

Barclays Non-Core	420	428	39.0	35.4	38.1	34.7
Total Group Retail	3,558	3,690	66.8	65.3	60.4	59.5

Investment Bank	31	44	55.4	62.0	9.5	24.7
Personal & Corporate Banking[1]	835	873	45.2	41.3	35.6	32.0
Africa Banking	243	246	37.9	37.0	34.3	32.4
Head Office and Other Operations	-	-	-	-	-	-
Barclays Core	1,109	1,163	43.5	40.8	32.8	31.7

Barclays Non-Core	526	602	69.8	71.6	67.2	62.7
Total Group Wholesale	1,635	1,765	49.5	47.8	39.3	38.2

Group Total	5,193	5,455	60.2	58.4	51.7	50.4

●

Credit Risk Loans (CRLs) decreased 8% to £8.6bn with a 10% decrease to £3.3bn in wholesale portfolios and 6% to £5.3bn in retail portfolios. This is primarily driven by reductions in PCB and Non-Core Europe due to improving economic conditions

1	UK Business Banking has been reclassified from Retail to Wholesale in line with how the business is now managed. 2014 figures have been restated to reflect this, with credit risk loans of £482m, PPLs of £32m and PCRLs of £514m being reclassified to Wholesale.

Barclays PLC – 2015 Interim Results	43

Credit Risk

Analysis of forbearance programmes

	Balances		Impairment allowance		Allowance coverage
	As at 30.06.15 £m	As at 31.12.14 £m	As at 30.06.15 £m	As at 31.12.14 £m	As at 30.06.15%	As at 31.12.14%
Personal & Corporate Banking[1]	1,744	2,011	45	46	2.6	2.3
Africa Banking	268	299	36	45	13.4	15.1
Barclaycard	805	972	285	394	35.4	40.5
Barclays Core	2,817	3,282	366	485	13.0	14.8

Barclays Non-Core	365	419	40	49	11.0	11.7
Total Retail	3,182	3,701	406	534	12.8	14.4

Investment Bank	174	106	13	10	7.5	9.4
Personal & Corporate Banking[1]	1,841	1,830	291	255	15.8	13.9
Africa Banking	152	132	11	7	7.2	5.3
Barclays Core	2,167	2,068	315	272	14.5	13.2

Barclays Non-Core	265	651	104	271	39.2	41.6
Total Wholesale	2,432	2,719	419	543	17.2	20.0

Group Total	5,614	6,420	825	1,077	14.7	16.8

●	Retail balances on forbearance reduced by 14% to £3.2bn primarily due to PCB and Barclaycard

–	PCB: UK home loans decreased, principally due to a reduction in the proportion of accounts meeting the Mortgage Current Account reserve forbearance classification criteria

–	Barclaycard: Reduction primarily due to an asset sale in Q115 and updated entry criteria for forbearance programmes, which reduced inflows in the UK cards portfolio

●	Wholesale balances on forbearance reduced by 11% to £2.4bn due to a reduction in Non-Core. Core balances on forbearance rose by 5% to £2.2bn reflecting small increases in all businesses

Analysis of specific core portfolios/businesses

Secured home loans

●	The principal home loan portfolios listed below primarily comprise first lien mortgages and account for 87% (2014: 86%) of total home loans in the Group’s retail core portfolios

Home loans principal portfolios
	Gross loans and advances	90 day arrears, excluding recoveries	Non performing proportion of outstanding balances	Annualised gross charge-off rates	Recoveries proportion of outstanding balances	Recoveries impairment coverage ratio
As at 30.06.15	£m	%	%	%	%	%
PCB - UK	127,551	0.2	0.6	0.4	0.4	8.9
Africa - South Africa	11,046	0.7	4.2	1.7	3.5	27.7

As at 31.12.14
PCB - UK	126,668	0.2	0.6	0.4	0.4	8.3
Africa - South Africa	11,513	0.7	4.8	1.9	4.1	31.1

1

UK Business Banking forbearance has been reclassified from Retail to Wholesale, in line with the way the business is now managed. 2014 balances of £240m and impairment allowances of £30m have been restated to reflect this.

Barclays PLC – 2015 Interim Results	44

Credit Risk

Home loans principal portfolios - distribution of balances by LTV[1]
	PCB - UK		Africa - South Africa
	30.06.15%	31.12.14%	30.06.15%	31.12.14%
<=75%	90.7	90.2	76.7	74.6
>75% and <=80%	4.0	4.2	7.2	7.7
>80% and <=85%	2.2	2.3	5.7	5.9
>85% and <=90%	1.5	1.4	3.8	4.3
>90% and <=95%	0.9	1.0	2.4	2.5
>95% and <=100%	0.3	0.4	1.5	1.5
>100%	0.4	0.5	2.7	3.5

Portfolio Marked To Market LTV:
Balance weighted %	51.0	51.6	58.5	59.9
Valuation weighted %	39.1	39.8	39.4	40.2

For > 100% LTV:
Balances £m	528	641	294	390
Marked to market collateral £m	439	558	247	324
Average LTV: Balance weighted %	126.2	120.9	122.5	124.2
Average LTV: Valuation weighted %	120.2	114.8	118.8	120.3
% Balances in Recovery Book	5.0	4.4	34.8	37.1

●

PCB - UK: Arrears and charge-off rates remained steady, reflecting the continuing low base rate and benign economic conditions. Balance weighted LTV reduced to 51.0% (2014: 51.6%) as average house prices increased. This increase also contributed to a reduction in home loans that have LTV >100% of 18% to £528m

●

Africa - South Africa: The decrease in non-performing balances to 4.2% (2014: 4.8%) was due to a further reduction in the recoveries book and continued strong performance of new lending. Balances with >100% LTV reduced 25% to £294m as the recoveries book decreased, and average house price appreciated

Home loans principal portfolios - new lending
	PCB - UK		Africa - South Africa
	30.06.15	30.06.14	30.06.15	30.06.14
New bookings (£m)[2]	9,549	10,162	811	763
New mortgages proportion above 85% LTV (%)	8.3	5.0	39.2	32.9
Average LTV on new mortgages: balance weighted (%)	62.3	64.4	75.1	75.0
Average LTV on new mortgages: valuation weighted (%)	53.6	57.2	66.2	65.6

●

PCB - UK: New lending during H115 reduced by 6%, in line with the reduction in market activity in the prime residential segment. The increase in mortgages with LTV above 85% to 8.3% (2014: 5.0%) reflected increased appetite for higher LTV lending in the UK as confidence in the housing market improved

●

Africa - South Africa: The proportion of new home loans with LTV above 85% increased to 39.2% (2014: 32.9%) due to a revised strategy which allows a greater proportion of higher LTV loans to be booked for lower risk customers

Exposures to interest only home loans

●

The Group provides interest-only mortgages to customers, mainly in the UK. Interest-only mortgages account for £51bn (2014: £51bn) of the total balance of £128bn (2014: £127bn) of UK home loans. This comprised £41bn (2014: £42bn) to owner-occupied customers, and £10bn (2014: £9bn) to buy-to-let customers.

●	Of the £41bn exposure to owner-occupied customers, £35bn (2014: £35bn) was interest-only, with the remaining £6bn (2014: £7bn) representing the interest-only component of Part and Part[3] mortgages.

Exposure to interest only owner-occupied home loans	As at 30.06.15	As at 31.12.14
Interest only balances (£m)	34,855	35,328
Total Impairment Coverage (bps)	10	8
Marked to market LTV: Balance weighted %	47.5	48.7
Marked to market LTV: Valuation weighted %	36.8	37.6

1	Portfolio marked to market based on the most updated valuation including recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 30 June 2015.
2	2014 new bookings for South Africa Home Loan was revised to include new advances to existing customers.
3	A Part and Part Home Loan is a product in which part of the loan is interest only and part is amortising. Analysis excludes the interest only portion of the part and part book which contributes £6.4bn (2014: £6.6bn) to the total interest-only balance of £41.1bn (2014: £41.9bn). Total exposure on the part and part book is £9.1bn (2014: £9.8bn) and represents 7% of total UK home loans portfolio.

Barclays PLC – 2015 Interim Results	45

Credit Risk

Credit cards, overdrafts and unsecured loans

●	The principal portfolios listed below accounted for 94% (2014: 94%) of the Group’s total credit cards, overdrafts and unsecured loans

Principal Portfolios	Gross Loans and Advances	30 Day Arrears, excluding recoveries	90 Day Arrears, excluding recoveries	Annualised Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
As at 30.06.15	£m	%	%	%	%	%
Barclaycard
UK cards[1]	17,378	2.4	1.2	5.6	5.3	85.4
US cards[1]	14,299	1.9	0.9	3.9	2.1	88.2
Barclays Partner Finance	3,734	1.4	0.6	2.3	2.5	80.6
Germany cards	1,300	2.6	1.0	3.8	3.0	81.9
Iberia cards	901	6.0	2.6	8.0	6.2	84.2
Personal & Corporate Banking
UK personal loans	5,232	1.8	0.7	3.0	7.9	75.1
UK overdrafts	839	5.0	3.7	8.0	11.4	87.4
Africa Banking
South Africa cards	2,278	9.4	5.2	5.4	6.6	74.8
South Africa personal loans	972	5.9	3.0	7.8	8.0	72.5

As at 31.12.14
Barclaycard
UK cards[1]	17,447	2.5	1.2	4.3	4.9	87.6
US cards[1]	14,005	2.1	1.0	3.7	1.8	87.1
Barclays Partner Finance	3,399	1.5	0.7	2.4	2.7	76.8
Germany cards	1,355	2.5	1.1	3.8	3.4	82.8
Iberia cards	968	6.0	2.5	8.2	6.3	84.9
Personal & Corporate Banking
UK personal loans	4,953	2.0	0.9	3.4	10.0	76.3
UK overdrafts	902	5.8	4.0	7.1	11.0	89.9
Africa Banking
South Africa cards	2,364	8.1	4.6	7.6	5.9	75.7
South Africa personal loans	993	5.4	2.6	8.1	7.8	70.8

●

UK cards: Primary driver for the increased charge-off rate to 5.6% (2014: 4.3%) was debt sale activity on legacy forbearance plans, which required early acceleration of accounts to charge-off prior to sale. The decrease in recovery coverage ratio was due to recent improvements in cash recoveries and further refinements to modelled impairment methodologies, including the use of more granular account segmentation

●	US cards: Arrears rates remained stable due to a strategy focused on high quality customers and low risk partnerships

●	UK personal loans: Arrears and charge-off rates fell despite a 5% growth in gross loans and advances and reflected the benign economic conditions

●

Barclays Partner Finance: The increase in recoveries impairment coverage was due to a reclassification of management adjustments to the impairment allowance that were previously held at the portfolio level, to the recoveries segment. The overall coverage remains unchanged

●

South Africa cards: Increased arrears in part reflected the growth of bookings in 2014 in line with business strategy, as well as seasonal trends. The level of arrears was in line with the same period in 2014

1	For UK and US cards, outstanding recoveries balances for acquired portfolios recognised at fair value (which have no related impairment allowance) have been excluded from the recoveries impairment coverage ratio. Losses have been recognised where related to additional spend from acquired accounts in the period post acquisition.

Barclays PLC – 2015 Interim Results	46

Credit Risk

Group exposures to Eurozone countries

●

The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment

●

During H115 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece decreased by £17.7bn to £25.6bn primarily due to a £13.2bn reduction in Spain following the sale of Spanish business

●	As at 30 June 2015, the local net funding deficit in Italy was €4.8bn (2014: €9.9bn) and the deficit in Portugal was €1.7bn (2014: €1.9bn). The net funding surplus in Spain was €3.3bn (2014: €4.3bn)

●

The following table shows Barclays exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. The basis of preparation is consistent with that described in the 2014 Annual Report on Form 20-F

●

The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments

	Sovereign	Financial institutions	Corporate	Residential mortgages	Other retail lending	Net on- balance Sheet exposure	Gross on- balance sheet exposure	Contingent liabilities and commitments
As at 30.06.15	£m	£m	£m	£m	£m	£m	£m	£m
Spain	173	697	1,099	15	311	2,295	9,285	1,865
Italy	1,333	426	972	11,895	832	15,458	21,899	2,468
Portugal	36	28	350	2,641	1,105	4,160	4,420	1,365
Ireland	38	2,101	1,247	61	51	3,498	7,077	2,208
Cyprus	26	7	44	17	31	125	379	22
Greece	6	5	15	6	3	35	972	-
Total	1,612	3,264	3,727	14,635	2,333	25,571	44,032	7,928

As at 31.12.14
Spain	108	14,043	1,149	12	248	15,560	24,873	2,863
Italy	1,716	485	1,128	13,530	1,114	17,973	25,967	3,033
Portugal	105	7	531	2,995	1,207	4,845	5,050	1,631
Ireland	37	3,175	1,453	43	50	4,758	9,445	2,070
Cyprus	28	12	61	6	16	123	707	26
Greece	1	11	15	-	-	27	1,279	-
Total	1,995	17,733	4,337	16,586	2,635	43,286	67,321	9,623

Barclays PLC – 2015 Interim Results	47

Market Risk

Analysis of Management VaR

●

The table below shows the total Management VaR on a diversified basis by risk factor. Total Management VaR includes all trading positions in the Investment Bank, Non-Core, Africa Banking and Head Office

●	Limits are applied against each risk factor VaR as well as total Management VaR, which are then cascaded further by risk managers to each business

Management VaR (95%) by asset class
Six months ended	30.06.15			31.12.14			30.06.14
	Daily Avg	High[1]	Low[1]	Daily Avg	High[1]	Low[1]	Daily Avg	High[1]	Low[1]
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	10	13	8	10	13	9	12	15	9
Interest rate risk	7	12	4	12	17	7	10	14	6
Spread risk	3	6	2	4	5	3	5	8	3
Basis risk	3	4	3	3	5	2	6	8	4
Equity risk	9	17	5	10	15	6	12	23	8
Commodity risk	2	2	1	2	3	1	3	8	2
Foreign exchange risk	3	5	1	4	23	1	4	6	2
Inflation risk	3	5	2	2	3	2	3	4	2
Diversification effect	(22)	-	-	(26)	-	-	(32)	-	-
Total Management VaR	18	25	13	21	36	17	23	31	18

●	With the exception of Interest Rate Risk, all asset class VaRs remained stable during H115

●

Average Interest Rate Risk Management VaR decreased by 42% to £7m, as certain positions included within the liquidity pool were transferred to Head Office Treasury banking book. These high quality and liquid banking book assets are now reported as non-traded market risk exposures to ensure consistent management of the liquidity pool

●	This decrease together with a reduction in exposure in Non-Core led to a fall in total Management VaR of 14% to £18m

Analysis of net interest income sensitivity

The table below shows sensitivity analysis on the pre-tax net interest income for the non-trading financial assets and financial liabilities held at 31 May 2015 and 31 December 2014

Net interest income sensitivity (AEaR) by business
Period ended 31.05.15[2,3]	Personal & Corporate Banking £m	Barclaycard £m	Africa £m	Non-core £m	Other[4] £m	Total £m
+200bps	302	(28)	20	19	(87)	226
+100bps	150	(15)	10	10	(62)	93
-100bps	(392)	16	(4)	-	63	(317)
-200bps	(442)	19	(4)	(1)	64	(364)

Period ended 31.12.14[3]
+200bps	464	(59)	26	6	(97)	340
+100bps	239	(27)	13	3	(58)	170
-100bps	(426)	26	(9)	(1)	26	(384)
-200bps	(430)	29	(17)	(1)	39	(380)

●	In PCB, the reduction in NII sensitivity was due to increased hedging of certain deposit products exposure to interest rate changes

1	The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect balance for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.
2	Based on May 2015 data, being the latest available.
3	Excluding investment banking operations.
4	Excluding the banking book assets of the liquidity pool held in Head Office.

Barclays PLC – 2015 Interim Results	48

Statement of Directors’ Responsibilities

The Directors (who are listed below) confirm that the condensed consolidated interim financial statements set out on pages 51 to 90 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7R and 4.2.8R namely:

●

An indication of important events that have occurred during the six months ended 30 June 2015 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●	Material related party transactions in the six months ended 30 June 2015 and any material changes in the related party transactions described in the last Annual Report

Signed on behalf of the Board by

John McFarlane	Tushar Morzaria

Executive Chairman	Group Finance Director

Barclays PLC Board of Directors:

Executive Directors	Non-executive Directors
John McFarlane (Executive Chairman)	Mike Ashley
Tushar Morzaria (Group Finance Director)	Tim Breedon
Crawford Gillies
Reuben Jeffery
Wendy Lucas-Bull
Dambisa Moyo
Frits van Paasschen
Sir Michael Rake
Diane de Saint Victor
Diane Schueneman
Steve Thieke

Barclays PLC – 2015 Interim Results	49

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

		Half year ended	Half year ended
Continuing operations		30.06.15	30.06.14
	Notes[1]	£m	£m
Net interest income		6,201	6,082
Net fee and commission income		4,004	4,256
Net trading income		2,660	2,575
Net investment income		923	356
Net premiums from insurance contracts		351	336
Other income		(3)	19
Total income		14,136	13,624
Net claims and benefits incurred on insurance contracts		(248)	(240)
Total income net of insurance claims		13,888	13,384
Credit impairment charges and other provisions		(973)	(1,086)
Net operating income		12,915	12,298

Staff costs	2	(4,864)	(5,730)
Infrastructure costs	3	(1,590)	(1,568)
Administration and general expenses	3	(3,211)	(2,479)
Operating expenses		(9,665)	(9,777)

Loss on disposal of undertakings and share of results of associates and joint ventures		(136)	(20)
Profit before tax		3,114	2,501
Tax	4	(1,006)	(895)
Profit after tax		2,108	1,606

Attributable to:
Ordinary equity holders of the parent:		1,611	1,126
Other equity holders[2]		159	90
Total equity holders of the parent[2]		1,770	1,216
Non-controlling interests	5	338	390
Profit after tax		2,108	1,606

Earnings per share from continuing operations
Basic earnings per ordinary share[2]	6	9.9p	7.0p
Diluted earnings per ordinary share[2]	6	9.7p	7.0p

1	For notes to the Financial Statements see pages 55 to 88.
2	The profit after tax attributable to other equity holders of £159m (H114: £90m) is offset by a tax credit recorded in reserves of £32m (H114: £19m). The net amount of £127m (H114: £71m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share.

Barclays PLC – 2015 Interim Results	50

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended	Half year ended
Continuing operations		30.06.15	30.06.14
	Notes[1]	£m	£m
Profit after tax		2,108	1,606

Other comprehensive (loss)/income that may be recycled to profit or loss:
Currency translation reserve	15	(590)	(1,056)
Available for sale reserve	15	(294)	341
Cash flow hedge reserve	15	(646)	254
Other		41	(53)
Other comprehensive loss that may be recycled to profit or loss		(1,489)	(514)

Other comprehensive (loss)/income not recycled to profit or loss:
Retirement benefit remeasurements	12	(93)	236

Other comprehensive loss for the period		(1,582)	(278)

Comprehensive income for the period		526	1,328

Attributable to:
Equity holders of the parent		325	1,064
Non-controlling interests		201	264
Total comprehensive income for the period		526	1,328

1	For notes, see pages 55 to 88.

Barclays PLC – 2015 Interim Results	51

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)

		As at	As at
Assets		30.06.15	31.12.14
	Notes[1]	£m	£m
Cash and balances at central banks		33,341	39,695
Items in the course of collection from other banks		1,227	1,210
Trading portfolio assets		98,048	114,717
Financial assets designated at fair value		33,335	38,300
Derivative financial instruments	8	341,312	439,909
Available for sale investments		96,210	86,066
Loans and advances to banks		44,548	42,111
Loans and advances to customers		430,719	427,767
Reverse repurchase agreements and other similar secured lending		93,138	131,753
Prepayments, accrued income and other assets		3,778	3,607
Investments in associates and joint ventures		577	711
Property, plant and equipment		3,620	3,786
Goodwill		4,832	4,887
Intangible assets		3,357	3,293
Current and deferred tax assets	4	4,490	4,464
Retirement benefit assets	12	33	56
Non-current assets classified as held for sale		4,154	15,574
Total assets		1,196,719	1,357,906

Liabilities
Deposits from banks		55,978	58,390
Items in the course of collection due to other banks		1,539	1,177
Customer accounts		438,270	427,704
Repurchase agreements and other similar secured borrowing		85,092	124,479
Trading portfolio liabilities		41,818	45,124
Financial liabilities designated at fair value		51,284	56,972
Derivative financial instruments	8	342,964	439,320
Debt securities in issue		75,525	86,099
Subordinated liabilities	10	19,664	21,153
Accruals, deferred income and other liabilities		11,838	11,423
Provisions	11	3,287	4,135
Current and deferred tax liabilities	4	885	1,283
Retirement benefit liabilities	12	1,091	1,574
Non-current liabilities classified as held for sale		1,909	13,115
Total liabilities		1,131,144	1,291,948

Equity
Called up share capital and share premium	13	21,523	20,809
Other reserves	15	1,334	2,724
Retained earnings		32,099	31,712
Shareholders’ equity attributable to ordinary shareholders of parent		54,956	55,245
Other equity instruments	14	4,325	4,322
Total equity excluding non-controlling interests		59,281	59,567
Non-controlling interests	5	6,294	6,391
Total equity		65,575	65,958

Total liabilities and equity		1,196,719	1,357,906

1	For notes, see pages 55 to 88.

Barclays PLC – 2015 Interim Results	52

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total	Non- controlling interests[2]	Total equity
Half year ended 30.06.15	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2015	20,809	4,322	2,724	31,712	59,567	6,391	65,958
Profit after tax	-	159	-	1,611	1,770	338	2,108
Currency translation movements	-	-	(463)	-	(463)	(127)	(590)
Available for sale investments	-	-	(295)	-	(295)	1	(294)
Cash flow hedges	-	-	(634)	-	(634)	(12)	(646)
Retirement benefit remeasurements	-	-	-	(94)	(94)	1	(93)
Other	-	-	-	41	41	-	41
Total comprehensive income for the year	-	159	(1,392)	1,558	325	201	526
Issue of new ordinary shares	118	-	-	-	118	-	118
Issue of shares under employee share schemes	596	-	-	303	899	-	899
Other equity instruments coupons paid	-	(159)	-	32	(127)	-	(127)
Treasury shares	-	-	2	(706)	(704)	-	(704)
Dividends paid	-	-	-	(746)	(746)	(301)	(1,047)
Other reserve movements	-	3	-	(54)	(51)	3	(48)
Balance at 30 June 2015	21,523	4,325	1,334	32,099	59,281	6,294	65,575

Half year ended 31.12.14
Balance at 1 July 2014	20,655	4,326	(154)	33,241	58,068	6,957	65,025
Profit/(loss) after tax	-	160	-	(1,300)	(1,140)	379	(761)
Currency translation movements	-	-	1,501	-	1,501	41	1,542
Available for sale investments	-	-	69	-	69	3	72
Cash flow hedges	-	-	1,284	-	1,284	2	1,286
Retirement benefit remeasurements	-	-	-	(32)	(32)	1	(31)
Other	-	-	-	10	10	1	11
Total comprehensive income for the period	-	160	2,854	(1,322)	1,692	427	2,119
Issue of new ordinary shares	86	-	-	-	86	-	86
Issue of shares under employee share schemes	68	-	-	314	382	-	382
Other equity instruments coupons paid	-	(160)	-	35	(125)	-	(125)
Redemption of preference shares	-	-	-	(104)	(104)	(687)	(791)
Treasury shares	-	-	24	(91)	(67)	-	(67)
Dividends paid	-	-	-	(329)	(329)	(297)	(626)
Other reserve movements	-	(4)	-	(32)	(36)	(9)	(45)
Balance at 31 December 2014	20,809	4,322	2,724	31,712	59,567	6,391	65,958

Half year ended 30.06.14
Balance at 1 January 2014	19,887	2,063	249	33,186	55,385	8,564	63,949
Profit after tax	-	90	-	1,126	1,216	390	1,606
Currency translation movements	-	-	(941)	-	(941)	(115)	(1,056)
Available for sale investments	-	-	345	-	345	(4)	341
Cash flow hedges	-	-	260	-	260	(6)	254
Retirement benefit remeasurements	-	-	-	237	237	(1)	236
Other	-	-	-	(53)	(53)	-	(53)
Total comprehensive income for the year	-	90	(336)	1,310	1,064	264	1,328
Issue of new ordinary shares	64	-	-	-	64	-	64
Issue of shares under employee share schemes	704	-	-	379	1,083	-	1,083
Issue and exchange of equity instruments	-	2,263	-	(155)	2,108	(1,527)	581
Other equity instruments coupons paid	-	(90)	-	19	(71)	-	(71)
Treasury shares	-	-	(67)	(775)	(842)	-	(842)
Dividends paid	-	-	-	(728)	(728)	(334)	(1,062)
Other reserve movements	-	-	-	5	5	(10)	(5)
Balance at 30 June 2014	20,655	4,326	(154)	33,241	58,068	6,957	65,025

1	Details of Share Capital, Other Equity Instruments and Other Reserves are shown on page 70.
2	Details of Non-controlling Interests are shown on page 58.

Barclays PLC – 2015 Interim Results	53

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)

	Half year ended	Half year ended
Continuing operations	30.06.15	30.06.14
	£m	£m
Profit before tax	3,114	2,501
Adjustment for non-cash items	2,998	1,760
Changes in operating assets and liabilities	6,976	(3,082)
Corporate income tax paid	(929)	(586)
Net cash from operating activities	12,159	593
Net cash from investing activities	(13,569)	7,463
Net cash from financing activities	(1,582)	(2,202)
Effect of exchange rates on cash and cash equivalents	(255)	(1,380)
Net (decrease)/increase in cash and cash equivalents	(3,247)	4,474
Cash and cash equivalents at beginning of the period	78,479	81,754
Cash and cash equivalents at end of the period	75,232	86,228

Barclays PLC – 2015 Interim Results	54

Financial Statement Notes

1.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2015 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34 Interim Financial Reporting, as adopted by the European Union. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with IFRSs as issued by the IASB.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the 2014 Annual Report on Form 20-F.

Future accounting developments

During July 2015 the IASB confirmed the deferral of the effective date of IFRS 15 Revenue from Contracts with Customers by one year to 1 January 2018.

For further information on future accounting changes, refer to the Barclays 2014 Annual Report on Form 20-F.

Going concern

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. They confirm that it is appropriate to adopt the going concern basis for preparing accounts and there are no material uncertainties.

Barclays PLC – 2015 Interim Results	55

Financial Statement Notes

2.	Staff costs

	Half year ended	Half year ended
	30.06.15	30.06.14
Compensation costs	£m	£m
Deferred bonus charge	472	573
Current year bonus charges	456	430
Sales commissions, commitments and other incentives	66	111
Performance costs	994	1,114
Salaries	2,503	2,510
Social security costs	307	363
Post retirement benefits	(163)	327
Other compensation costs	217	296
Total compensation costs	3,858	4,610

Other resourcing costs
Outsourcing	543	532
Redundancy and restructuring	71	253
Temporary staff costs	316	263
Other	76	72
Total other resourcing costs	1,006	1,120

Total staff costs	4,864	5,730

Total staff costs decreased 15% to £4,864m:

●	Group performance costs reduced 11% to £994m primarily reflecting lower deferred bonus charges

●

A gain in post retirement benefits of £163m (H114: £327m expense) due to a £429m (H114:£nil) credit recognised in Q115 as the valuation of a component of the defined retirement benefit liability was aligned to statutory provisions

●	Other resourcing costs decreased 10% to £1,006m primarily due to a reduction in redundancy and restructuring costs of 72% to £71m due to one-off restructurings in H114

As a result Group compensation: adjusted net operating income ratio reduced to 32% (2014: 38%).

No awards have yet been granted in relation to the 2015 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements.

Barclays PLC – 2015 Interim Results	56

Financial Statement Notes

3.        Administration and general expenses

	Half year ended	Half year ended
	30.06.15	30.06.14
	£m	£m
Infrastructure costs
Property and equipment	714	727
Depreciation of property, plant and equipment	279	292
Operating lease rentals	228	288
Amortisation of intangible assets	315	251
Impairment of property, equipment and intangible assets	54	10
Total infrastructure costs	1,590	1,568

Other costs
Consultancy, legal and professional fees	493	729
Subscriptions, publications, stationery and communications	409	378
Marketing, advertising and sponsorship	267	260
Travel and accommodation	113	97
Provisions for ongoing investigations and litigation primarily relating to Foreign Exchange	800	-
Provisions for UK customer redress	1,032	900
Other administration and general expenses	97	115
Total other costs	3,211	2,479

Total administration and general expenses	4,801	4,047

Administration and general expenses have increased 19% to £4,801m primarily driven by an increase in provisions for ongoing investigations and litigation primarily relating to Foreign Exchange. This was partially offset by savings from strategic cost programmes across infrastructure costs.

4.        Tax

	Assets		Liabilities
Current and deferred tax assets and liabilities	30.06.15 £m	31.12.14 £m	30.06.15 £m	31.12.14 £m
Current tax	459	334	(689)	(1,021)
Deferred tax	4,031	4,130	(196)	(262)
Total	4,490	4,464	(885)	(1,283)

The deferred tax asset of £4,031m (2014: £4,130m) mainly relates to amounts in the US and UK.

The tax charge for H115 was £1,006m (2014: £895m), representing an effective tax rate of 32.3% (2014: 35.8%). The effective tax rate is higher than the UK statutory tax rate of 20.25% (2014: 21.5%) mainly due to profits outside of the UK taxed at higher local statutory tax rates, non-creditable taxes, non-deductible expenses and changes in non-UK tax rates, partially offset by the effect of non-taxable gains and income, changes in measurement of deferred tax assets and other items.

The UK Summer Budget introduced a number of changes impacting banks. These changes have not yet been substantively enacted and are therefore not reflected in H115 results.

Barclays PLC – 2015 Interim Results	57

Financial Statement Notes

5.        Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended 30.06.15 £m	Half year ended 30.06.14 £m	As at 30.06.15 £m	As at 31.12.14 £m
Barclays Bank PLC Issued:
- Preference shares	172	237	3,654	3,654
- Upper Tier 2 instruments	1	1	487	486
Barclays Africa Group Limited	165	149	2,149	2,247
Other non-controlling interests	-	3	4	4
Total	338	390	6,294	6,391

Equity attributable to non-controlling interest decreased 2% to £6,294m mainly driven by the depreciation of ZAR against GBP.

6.        Earnings per share

	Half Year Ended	Half Year Ended
	30.06.15 £m	30.06.14 £m
Profit attributable to ordinary equity holders of the parent from continuing operations	1,611	1,126
Tax credit on profit after tax attributable to other equity holders	32	19
Profit attributable to equity holders of the parent from continuing operations including dilutive impact on convertible options	1,643	1,145
Basic weighted average number of shares in issue	16,678	16,296
Number of potential ordinary shares	345	127
Diluted weighted average number of shares	17,023	16,423

Basic earnings per ordinary share[1]	9.9p	7.0p
Diluted earnings per ordinary share[1]	9.7p	7.0p

7.        Dividends on ordinary shares

It is Barclays policy to declare and pay dividends on a quarterly basis. The first interim dividend for 2015 of 1p per share was paid on 15 June 2015. The Board has decided to pay on 14 September 2015, a second interim dividend for 2015 of 1p per ordinary share to shareholders on the share register on 7 August 2015, making a total for H115 of 2p (H114: 2p).

	Half year ended 30.06.15		Half year ended 30.06.14
Dividends paid during the period	Per share Pence	Total £m	Per share Pence	Total £m
Final dividend paid during period	3.5p	578	3.5p	564
Interim dividends paid during period	1.0p	168	1.0p	164

For qualifying US and Canadian resident ADR holders, the second interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the second interim dividend on 14 September 2015 to ADR holders on the record at close of business on 7 August 2015.

1	The profit after tax attributable to other equity holders of £159m (H114: £90m) is offset by a tax credit recorded in reserves of £32m (H114: £19m). The net amount of £127m (H114: £71m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share.

Barclays PLC – 2015 Interim Results	58

Financial Statement Notes

8.	Derivative financial instruments

	Contract Notional Amount	Fair Value
As at 30.06.15		Assets	Liabilities
	£m	£m	£m
Foreign exchange derivatives	3,613,760	56,725	(61,705)
Interest rate derivatives	23,653,217	241,937	(234,009)
Credit derivatives	1,076,180	18,343	(16,677)
Equity and stock index and commodity derivatives	933,049	23,316	(30,006)
Derivative assets/(liabilities) held for trading	29,276,206	340,321	(342,397)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	135,758	180	(69)
Derivatives designated as fair value hedges	154,444	747	(484)
Derivatives designated as hedges of net investments	4,033	64	(14)
Derivative assets/(liabilities) designated in hedge accounting relationships	294,235	991	(567)

Total recognised derivative assets/(liabilities)	29,570,441	341,312	(342,964)

As at 31.12.14
Foreign exchange derivatives	3,758,858	74,433	(79,281)
Interest rate derivatives	26,570,719	308,343	(299,881)
Credit derivatives	1,183,963	23,507	(22,367)
Equity and stock index and commodity derivatives	1,110,802	31,987	(37,094)
Derivative assets/(liabilities) held for trading	32,624,342	438,270	(438,623)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	102,698	240	(60)
Derivatives designated as fair value hedges	162,898	1,379	(590)
Derivatives designated as hedges of net investments	2,852	20	(47)
Derivative assets/(liabilities) designated in hedge accounting relationships	268,448	1,639	(697)

Total recognised derivative assets/(liabilities)	32,892,790	439,909	(439,320)

Derivative assets decreased by £99bn to £341bn primarily reflecting an increase in the major interest rate forward curves and continued legacy portfolio rundown.

Derivative asset exposures would be £308bn (2014: £398bn) lower than reported under IFRS if the netting of financial instruments and financial collateral were permitted for all amounts that are covered by enforceable netting arrangements, irrespective of whether the stricter requirements of IAS 32 were met. Similarly, derivative liabilities would be £310bn (2014: £397bn) lower. Netting posted on the balance sheet under IFRS for derivative assets and liabilities was £98bn (2014: £182bn) and £101bn (2014: £184bn) respectively.

Barclays PLC – 2015 Interim Results	59

Financial Statement Notes

9.	Fair value of financial instruments

This section should be read in conjunction with Note 18 Fair value of financial instruments of the 2014 Annual Report on Form 20-F, which provides more detail about accounting policies adopted, the definitions of the three levels of the fair value hierarchy, valuation methodologies used in calculating fair value and, the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.15	£m	£m	£m	£m
Trading portfolio assets	39,784	52,580	5,684	98,048
Financial assets designated at fair value	7,101	8,226	18,008	33,335
Derivative financial assets	7,162	330,543	3,607	341,312
Available for sale assets	46,821	47,585	1,804	96,210
Other[1]	-	-	4,310	4,310
Total assets	100,868	438,934	33,413	573,215

Trading portfolio liabilities	(24,306)	(17,497)	(15)	(41,818)
Financial liabilities designated at fair value	(9)	(49,329)	(1,946)	(51,284)
Derivative financial liabilities	(7,205)	(332,479)	(3,280)	(342,964)
Other[1]	-	-	(1,909)	(1,909)
Total liabilities	(31,520)	(399,305)	(7,150)	(437,975)

As at 31.12.14	£m	£m	£m	£m
Trading portfolio assets	48,962	59,428	6,327	114,717
Financial assets designated at fair value	9,934	8,461	19,905	38,300
Derivative financial assets	9,863	425,301	4,745	439,909
Available for sale assets	44,234	40,519	1,313	86,066
Other[1]	33	198	15,550	15,781
Total assets	113,026	533,907	47,840	694,773

Trading portfolio liabilities	(26,840)	(17,935)	(349)	(45,124)
Financial liabilities designated at fair value	(15)	(55,141)	(1,816)	(56,972)
Derivative financial liabilities	(10,313)	(424,687)	(4,320)	(439,320)
Other[1]	-	-	(13,115)	(13,115)
Total liabilities	(37,168)	(497,763)	(19,600)	(554,531)

1	Other includes assets and liabilities held for sale of £4,154m (2014: £15,574m) and £1,909m (2014: £13,115m) respectively, which are measured at fair value on a non-recurring basis. This decreased due to the sale of the Spanish business in Q115. It also includes investment property of £156m (2014: £207m).

Barclays PLC – 2015 Interim Results	60

Financial Statement Notes

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

	Assets Valuation technique using			Liabilities Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m
As at 30.06.15
Interest rate derivatives	-	241,954	901	-	(233,622)	(938)
Foreign exchange derivatives	52	56,635	110	(45)	(61,570)	(106)
Credit derivatives[1]	-	16,600	1,743	-	(16,416)	(260)
Equity derivatives	4,855	7,931	794	(4,851)	(13,054)	(1,670)
Commodity derivatives	2,255	7,422	59	(2,309)	(7,816)	(306)
Government and government sponsored debt	61,373	60,197	867	(9,957)	(13,361)	(12)
Corporate debt	215	12,689	3,071	(22)	(3,189)	(29)
Certificates of deposit, commercial paper and other money market instruments	88	1,101	-	(5)	(5,182)	(857)
Reverse repurchase and repurchase agreements	-	4,571	-	-	(4,785)	-
Non-asset backed loans	-	1,964	16,396	-	-	-
Asset backed securities	-	16,246	1,202	-	(354)	-
Commercial real estate loans	-	-	613	-	-	-
Issued debt	-	-	-	-	(36,715)	(726)
Equity cash products	32,025	8,044	207	(14,326)	(1,277)	-
Funds and fund linked products	-	1,752	562	-	(1,904)	(161)
Physical commodities	-	861	-	-	(28)	-
Other[2]	5	967	6,888	(5)	(32)	(2,085)
Total	100,868	438,934	33,413	(31,520)	(399,305)	(7,150)

As at 31.12.14
Interest rate derivatives	-	308,706	1,239	(5)	(299,181)	(1,344)
Foreign exchange derivatives	4	74,358	108	(3)	(79,188)	(138)
Credit derivatives[1]	-	21,541	1,966	-	(21,958)	(409)
Equity derivatives	3,847	9,750	1,247	(3,719)	(13,780)	(2,092)
Commodity derivatives	6,012	10,946	185	(6,586)	(10,580)	(337)
Government and government sponsored debt	62,577	48,296	1,014	(11,563)	(14,002)	(346)
Corporate debt	151	22,036	3,061	-	(3,572)	(13)
Certificates of deposit, commercial paper and other money market instruments	78	921	-	(4)	(6,276)	(665)
Reverse repurchase and repurchase agreements	-	5,236	-	-	(5,423)	-
Non-asset backed loans	1	2,462	17,744	-	-	-
Asset backed securities	30	16,211	1,631	-	(67)	-
Commercial real estate loans	-	-	1,180	-	-	-
Issued debt	-	-	-	(10)	(40,592)	(749)
Equity cash products	40,252	7,823	171	(15,276)	(699)	-
Funds and fund linked products	-	2,644	631	-	(2,060)	(210)
Physical commodities	4	1,447	-	-	(363)	-
Other[2]	70	1,530	17,663	(2)	(22)	(13,297)
Total	113,026	533,907	47,840	(37,168)	(497,763)	(19,600)

Assets and liabilities reclassified between Level 1 and Level 2

There were no transfers between Level 1 and 2 during the period (2014: nil).

1	Credit derivatives also includes derivative exposure to monoline insurers.
2	Other includes non-current assets and liabilities held for sale, private equity investments, asset backed loans, US Lehman acquisition assets and investment property.

Barclays PLC – 2015 Interim Results	61

Financial Statement Notes

Level 3 movement analysis

The following table summarises the movements in the Level 3 balance during the year. The table shows gains and losses and includes amounts for all financial assets and liabilities transferred to and from Level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

	As at 01.01.15 £m	Purchases £m	Sales £m	Issues £m	Settlements £m	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI £m	Transfers		As at 30.06.15 £m
						Trading income £m	Other income £m		In £m	Out £m

Government and government sponsored debt	685	27	(28)	-	(2)	(12)	-	-	15	(142)	543
Corporate debt	3,026	112	(66)	-	-	53	-	-	2	(91)	3,036
Asset backed securities	1,610	1,305	(1,274)	-	(549)	60	-	-	56	(24)	1,184
Non-asset backed loans	273	171	(217)	-	(3)	(12)	-	-	-	-	212
Funds and fund linked products	589	-	(7)	-	(32)	(50)	-	-	20	-	520
Other	144	71	(15)	-	(9)	(2)	-	-	-	-	189
Trading portfolio assets	6,327	1,686	(1,607)	-	(595)	37	-	-	93	(257)	5,684

Commercial real estate loans	1,179	1,538	(1,916)	-	(185)	(6)	-	-	-	-	610
Non-asset backed loans	17,471	-	-	-	(364)	(925)	-	-	-	-	16,182
Asset backed loans	393	470	(444)	-	-	6	-	-	-	(1)	424
Private equity investments	701	72	(110)	-	(2)	2	(22)	-	-	-	641
Other	161	2	(4)	-	-	(10)	2	-	-	-	151
Financial assets designated at fair value	19,905	2,082	(2,474)	-	(551)	(933)	(20)	-	-	(1)	18,008

Asset backed securities	1	-	-	-	-	-	-	-	-	(1)	-
Government and government sponsored debt	327	195	(203)	-	-	-	-	3	-	-	322
Other	985	11	(32)	-	-	-	499	17	19	(17)	1,482
Available for sale investments	1,313	206	(235)	-	-	-	499	20	19	(18)	1,804

Other[1]	207	-	(65)	-	-	-	14	-	-	-	156

Trading portfolio liabilities	(349)	-	-	-	-	-	-	-	(14)	348	(15)

Certificates of deposit, commercial paper and other money market instruments	(666)	-	-	(35)	-	-	(9)	-	(397)	249	(858)
Issued debt	(748)	-	-	(1)	130	22	-	-	(163)	15	(745)
Other	(402)	-	-	-	-	(7)	56	-	-	10	(343)
Financial liabilities designated at fair value	(1,816)	-	-	(36)	130	15	47	-	(560)	274	(1,946)

Interest rate derivatives	(105)	-	(4)	-	(46)	18	-	-	(40)	138	(39)
Credit derivatives	1,557	276	(12)	-	(6)	(321)	-	-	(11)	-	1,483
Equity derivatives	(845)	138	-	(352)	96	101	-	-	(30)	18	(874)
Commodity derivatives	(152)	-	-	-	8	16	-	-	(241)	123	(246)
Foreign exchange derivatives	(30)	-	(1)	(3)	25	9	-	-	(21)	24	3
Net derivative financial instruments[2]	425	414	(17)	(355)	77	(177)	-	-	(343)	303	327

Total	26,012	4,388	(4,398)	(391)	(939)	(1,058)	540	20	(805)	649	24,018

1	Other consists of investment property. Non-current assets held for sale of £4,154m (2014: £15,574m) and liabilities in a disposal group classified as held for sale of £1,909m (2014: £13,115m) are not included as these are measured at fair value on a non-recurring basis.
2	The derivative financial instruments are represented on a net basis. On a gross basis derivative financial assets as at 30 June 2015 totalled £3,607m (2014: £4,745m) and derivative financial liabilities totalled £3,280m (2014: £4,320m).

Barclays PLC – 2015 Interim Results	62

Financial Statement Notes

	As at 01.01.14 £m	Purchases £m	Sales £m	Issues £m	Settlements £m	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI £m	Transfers		As at 31.12.14 £m
						Trading income £m	Other income £m		In £m	Out £m

Government and government sponsored debt	161	96	(198)	-	(46)	5	-	-	676	(9)	685
Corporate debt	3,039	177	(332)	-	(370)	484	-	-	39	(11)	3,026
Asset backed securities	2,111	1,037	(1,552)	-	(141)	178	-	-	8	(31)	1,610
Non-asset backed loans	176	250	(30)	-	(49)	2	-	-	13	(89)	273
Funds and fund linked products	494	-	(92)	-	-	(17)	-	-	204	-	589
Other	440	8	(369)	-	54	22	-	-	-	(11)	144
Trading portfolio assets	6,421	1,568	(2,573)	-	(552)	674	-	-	940	(151)	6,327

Commercial real estate loans	1,198	2,919	(2,678)	-	(334)	76	(2)	-	-	-	1,179
Non-asset backed loans	15,956	2	(177)	-	(81)	1,830	9	-	-	(68)	17,471
Asset backed loans	375	855	(777)	-	(4)	19	-	-	1	(76)	393
Private equity investments	1,168	173	(500)	-	(11)	4	82	-	-	(215)	701
Other	73	75	(1)	-	(35)	9	32	-	2	6	161
Financial assets designated at fair value	18,770	4,024	(4,133)	-	(465)	1,938	121	-	3	(353)	19,905

Asset backed securities	1	-	-	-	-	-	-	-	-	-	1
Government and government sponsored debt	59	281	(12)	-	(1)	-	-	-	-	-	327
Other	2,085	37	(78)	-	(1,694)	1	586	74	4	(30)	985
Available for sale investments	2,145	318	(90)	-	(1,695)	1	586	74	4	(30)	1,313

Other[1]	451	47	(238)	-	-	-	5	-	-	(58)	207

Trading portfolio liabilities	-	-	-	-	-	(3)	-	-	(346)	-	(349)

Certificates of deposit, commercial paper and other money market instruments	(409)	-	-	(254)	12	2	88	-	(108)	3	(666)
Issued debt	(1,164)	-	-	(16)	293	88	-	-	(48)	99	(748)
Other	(67)	-	-	(341)	10	6	30	-	(40)	-	(402)
Financial liabilities designated at fair value	(1,640)	-	-	(611)	315	96	118	-	(196)	102	(1,816)

Interest rate derivatives	(15)	5	45	(5)	7	(358)	-	-	103	113	(105)
Credit derivatives	1,420	11	-	-	42	121	-	-	(81)	44	1,557
Equity derivatives	(601)	86	(12)	(305)	113	(278)	-	-	(14)	166	(845)
Commodity derivatives	(141)	-	-	(3)	(10)	4	-	-	(11)	9	(152)
Foreign exchange derivatives	31	-	(12)	(4)	(71)	(6)	-	-	29	3	(30)
Net derivative financial instruments[2]	694	102	21	(317)	81	(517)	-	-	26	335	425

Total	26,841	6,059	(7,013)	(928)	(2,316)	2,189	830	74	431	(155)	26,012

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Net transfers into Level 3 totalled £(805)m (2014: £431m). This was primarily due to £(397)m of certificates of deposit, commercial paper and other money market instruments and £(163)m of issued debt which are designated at fair value driven by less observable inputs for securities with maturities beyond 5 years. A further £(241)m of commodity derivatives were transferred into Level 3 due to a decrease in observable pricing for crude oil.

Net transfers out of Level 3 totalled £649m (2014: £155m). This was primarily due to £348m of government and government sponsored debt held as trading portfolio liabilities and £249m of certificates of deposit, commercial paper and other money market instruments which are designated at fair value as a result of more observable valuation inputs.

1	Other consists of investment property. Non-current assets held for sale of £4,154m (2014: £15,574m) and liabilities in a disposal group classified as held for sale of £1,909m (2014: £13,115m) are not included as these are measured at fair value on a non-recurring basis.
2	The derivative financial instruments are represented on a net basis. On a gross basis derivative financial assets as at 30 June 2015 totalled £3,607m (2014: £4,745m) and derivative financial liabilities totalled £3,280m (2014: £4,320m).

Barclays PLC – 2015 Interim Results	63

Financial Statement Notes

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at the period end.

Unrealised gains and losses recognised during the period on Level 3 financial assets and liabilities held at period end[1]
	As at 30.06.15				As at 31.12.14
	Income statement				Income statement
	Trading income £m	Other income £m	Other comprehensive income £m	Total £m	Trading income £m	Other income £m	Other comprehensive income £m	Total £m
Trading portfolio assets	(55)	-	-	(55)	466	-	-	466
Financial assets designated at fair value	(763)	(70)	-	(833)	1,849	(9)	-	1,840
Available for sale assets	-	470	42	512	-	572	80	652
Trading portfolio liabilities	-	-	-	-	(3)	-	-	(3)
Financial liabilities designated at fair value	16	50	-	66	98	118	-	216
Net derivative financial instruments	(267)	-	-	(267)	(238)	-	-	(238)
Other	-	(8)	-	(8)	-	5	-	5
Total	(1,069)	442	42	(585)	2,172	686	80	2,938

Valuation techniques and sensitivity analysis

A sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Current year valuation and sensitivity methodologies are consistent with those described within Note 18 Fair value of financial instruments in the 2014 Annual Report on Form 20-F.

1	Amounts as at 30.06.15 represent six months unrealised gains and losses, whereas as at 31.12.14 represent 12 months.

Barclays PLC – 2015 Interim Results	64

Financial Statement Notes

Sensitivity analysis of valuations using unobservable inputs
	Fair value		Favourable changes		Unfavourable changes
Product type	Total assets £m	Total liabilities £m	Income statement £m	Equity £m	Income statement £m	Equity £m

As at 30.06.15
Interest rate derivatives	901	(938)	91	-	(101)	-
Foreign exchange derivatives	110	(106)	18	-	(18)	-
Credit derivatives[1]	1,743	(260)	32	-	(76)	-
Equity derivatives	794	(1,670)	151	1	(151)	(1)
Commodity derivatives	59	(306)	24	-	(24)	-
Government and government sponsored debt	867	(12)	-	1	(7)	-
Corporate debt	3,071	(29)	12	-	(10)	-
Certificates of deposit, commercial paper and other money market instruments	-	(857)	3	-	3	-
Non-asset backed loans	16,396	-	1,124	-	(748)	-
Asset backed securities	1,202	-	24	-	(16)	-
Commercial real estate loans	613	-	15	-	(9)	-
Issued debt	-	(726)	-	-	-	-
Equity cash products	207	-	-	9	-	(9)
Funds and fund linked products	562	(161)	2	-	(2)	-
Physical commodities	-	-	-	-	-	-
Other[2]	6,888	(2,085)	151	68	(165)	(57)
Total	33,413	(7,150)	1,647	79	(1,324)	(67)

As at 31.12.14
Interest rate derivatives	1,239	(1,344)	70	-	(71)	-
Foreign exchange derivatives	108	(138)	36	-	(36)	-
Credit derivatives[1]	1,966	(409)	81	-	(229)	-
Equity derivatives	1,247	(2,092)	220	-	(220)	-
Commodity derivatives	185	(337)	46	-	(46)	-
Government and government sponsored debt	1,014	(346)	-	-	(2)	-
Corporate debt	3,061	(13)	26	(1)	(9)	(4)
Certificates of deposit, commercial paper and other money market instruments	-	(665)	3	-	3	-
Non-asset backed loans	17,744	-	1,164	-	(820)	-
Asset backed securities	1,631	-	46	1	(72)	(1)
Commercial real estate loans	1,180	-	20	-	(19)	-
Issued debt	-	(749)	-	-	-	-
Equity cash products	171	-	-	11	-	(11)
Funds and fund linked products	631	(210)	14	-	(14)	-
Other[2]	17,663	(13,297)	180	82	(156)	(55)
Total	47,840	(19,600)	1,906	93	(1,691)	(71)
The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models would be to increase fair values by up to £1,647m (2014: £1,906m) or to decrease fair values by up to £1,324m (2014: £1,691m) with substantially all the potential effect impacting profit and loss rather than equity.

1	Credit derivatives includes derivative exposure to monoline insurers.
2	Other includes non-current assets and liabilities held for sale, which are measured at fair value on a non-recurring basis, private equity investments, asset backed loans, US Lehman acquisition assets and investment property.

Barclays PLC – 2015 Interim Results	65

Financial Statement Notes

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 18 Fair value of financial instruments in the 2014 Annual Report on Form 20-F. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 18 Fair value of financial instruments of the 2014 Annual Report on Form 20-F. Non-current assets held for sale of £4,154m (2014: £15,574m) and liabilities in a disposal group classified as held for sale of £1,909m (2014: £13,115m) are not included as these are measured at fair value on a non-recurring basis.

Fair value adjustments

Key balance sheet valuation adjustments that may be of interest from a financial statement user perspective are quantified below:

	30.06.15	31.12.14
	£m	£m
Bid-offer valuation adjustments	(389)	(396)
Other exit adjustments	(148)	(169)
Funding Fair Value Adjustments (FFVA)	(80)	(100)
Derivative credit valuation adjustments (CVA):
- Monolines	(9)	(24)
- Other derivative CVA	(343)	(394)
Derivative debit valuation adjustments (DVA)	239	177

●	FFVA decreased by £20m to £80m as a result of an interest rate sell-off

●	CVA decreased by £66m to £352m as a result of reduced exposures from interest rate moves on both Monolines and other derivative counterparties

●	DVA increased by £62m to £239m as a result of a widening in Barclays’ credit spread

Portfolio exemption

The Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of certain groups of financial assets and financial liabilities. Assets and liabilities are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £105m (2014: £96m). There are additions of £21m (2014: nil) and £12m (2014: £41m) of amortisation and releases.

The reserve held for unrecognised gains is predominantly related to derivative financial instruments.

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Group are insured up to $250,000 per depositor, by the Federal Deposit Insurance Corporation (FDIC) in the United States of America. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IAS 39 fair value option includes this third party credit enhancement. At 30 June 2015, the on-balance sheet value of these brokered certificates of deposit was £3,428m (2014: £3,650m).

Barclays PLC – 2015 Interim Results	66

Financial Statement Notes

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the 2014 Annual Report on Form 20-F disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet where carrying amount is not a reasonable approximation of fair value:

	As at 30.06.15		As at 31.12.14
Financial assets	Carrying amount £m	Fair Value £m	Carrying amount £m	Fair Value £m
Loans and advances to banks	44,548	44,111	42,111	42,088
Loans and advances to customers:
- Home loans	164,341	158,023	166,974	159,602
- Credit cards, unsecured and other retail lending	59,480	59,315	63,583	63,759
- Finance lease receivables	5,118	5,020	5,439	5,340
- Corporate loans	201,780	200,552	191,771	188,805
Reverse repurchase agreements and other similar secured lending	93,138	93,138	131,753	131,753

Financial liabilities
Deposits from banks	(55,978)	(55,974)	(58,390)	(58,388)
Customer accounts:
- Current and demand accounts	(134,345)	(134,325)	(143,057)	(143,085)
- Savings accounts	(133,294)	(133,340)	(131,163)	(131,287)
- Other time deposits	(170,632)	(170,701)	(153,484)	(153,591)
Debt securities in issue	(75,525)	(76,609)	(86,099)	(87,522)
Repurchase agreements and other similar secured borrowing	(85,092)	(85,092)	(124,479)	(124,479)
Subordinated liabilities	(19,664)	(20,944)	(21,153)	(22,718)

10.    Subordinated liabilities

	As at	As at
	30.06.15	31.12.14
	£m	£m
Opening balance as at 1 January	21,153	21,695
Issuances	144	826
Redemptions	(534)	(1,695)
Other	(1,099)	327
Total dated and undated subordinated liabilities as at period end	19,664	21,153

Subordinated liabilities decreased 7% to £19,664m:

●	There were new issuances of £97m Floating Rate Subordinated Notes (ZAR 1,693m) and £47m 10.05% Fixed Rate Subordinated Notes (ZAR 807m)

●	Redemptions include £265m 6.140% Fixed Rate Guaranteed Perpetual Subordinated Notes, £116m 8.1% Subordinated Callable Notes (ZAR 2,000m) and £97m 4.75% Fixed Rate Subordinated Notes 2015 (US$ 150m)

●	Other movements of £1.1bn include a £443m reduction as GBP strengthened against USD, EUR and ZAR and a £402m reduction in accrued interest

Barclays PLC – 2015 Interim Results	67

Financial Statement Notes

11.      Provisions

	As at	As at
	30.06.15	31.12.14
	£m	£m
UK Customer Redress
- Payment Protection Insurance redress	1,268	1,059
- Interest rate hedging product redress	108	211
- Packaged Bank Accounts	250	-
Other customer redress	398	375
Legal, competition and regulatory matters	484	1,690
Redundancy and restructuring	261	291
Undrawn contractually committed facilities and guarantees	79	94
Onerous contracts	164	205
Sundry provisions	275	210
Total	3,287	4,135

Payment Protection Insurance Redress

As at 30 June 2015 Barclays had recognised cumulative provisions totalling £6.0bn against the cost of Payment Protection Insurance (PPI) redress and associated processing costs with utilisation of £4.7bn leaving a residual provision of £1.3bn.

Through to 30 June 2015, 1.4m (31 December 2014: 1.3m) customer initiated claims1 had been received and processed. The volume of claims received during H115 decreased 14% compared to H214. This rate of decline however was slower than previously expected, due to steady levels of claims from Claims Management Companies in particular.

As a result of the lower than expected decline in claims additional provisions totalling £750m have been recognised during H115.

The provision is calculated using a number of key assumptions which continue to involve significant management judgement and modelling:

●	Customer initiated claim volumes – claims received but not yet processed and an estimate of future claims initiated by customers where the volume is anticipated to decline over time

●	Proactive response rate – volume of claims in response to proactive mailing

●	Uphold rate – the percentage of claims that are upheld as being valid upon review

●	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies

These assumptions remain subjective, in particular due to the uncertainty associated with future claims levels, which include complaints driven by CMC activity.

The current provision represents Barclays’ revised best estimate of all future expected costs of PPI redress, however, it is possible the eventual outcome may differ from the current estimate. If this were to be material, the provision will be increased or decreased accordingly. The current forecast indicates that the large majority of costs included in the provision will be incurred during 2015 and 2016.

The following table details by key assumption, actual data through to 30 June 2015, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 30.06.15	Future Expected	Sensitivity Analysis increase/decrease in provision
Customer initiated claims received and processed[1]	1,420k	270k	50k = £91m
Proactive mailing	680k	133k	50k = £15m
Response rate to proactive mailing	25%	23%	1% = £4m
Average uphold rate per claim[2]	84%	87%	1% = £6m
Average redress per valid claim[3]	£1,794	£1,781	£100 = £30m

1	Total claims received to date, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing. This sensitivity includes the associated costs of FOS referrals and operating costs.
2	Average uphold rate per claim excludes those for which no PPI policy exists.
3	Average redress stated on a per policy basis.

Barclays PLC – 2015 Interim Results	68

Financial Statement Notes

A 2014 decision of the UK Supreme Court (Plevin) held that, judged on its own facts, non-disclosure of the amount of commissions payable in connection with the sale of single premium PPI to a customer could create an unfair relationship under the provisions of the UK Consumer Credit Act. Barclays is in an active dialogue with the FCA and the FOS to determine any possible wider impact of such decision on its historical sales of PPI. Due to this uncertainty it is not currently practicable to provide an estimate of the financial impact the Plevin decision could have and there can be no assurance that the outcome of this matter will not be material.

Packaged bank account redress

As at 30 June 2015 Barclays holds a provision of £250m for customer redress and associated operational costs to be incurred in response to complaints received relating to Packaged Bank Accounts.

The provision has been calculated using a number of assumptions which involve significant management judgment; the most significant assumption being volume of future complaints, together with average complaint uphold rate and average redress per claim.

12.      Retirement benefits

As at 30 June 2015, the Group’s IAS19 pension deficit across all schemes was £1.1bn (2014: £1.5bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had a deficit of £0.7bn (2014: £1.1bn).

The movement for the UKRF is due to an increase in asset values, the Bank paying £150m of deficit contributions during 2015 and a decrease in the liabilities. The decrease in the liabilities can be linked to an increase in the discount rate to 3.79% pa (2014: 3.67% pa) partially offset by an increase in long term expected inflation to 3.25% pa (2014: 3.05% pa). In addition, the assumptions have been updated for current market conditions, and in Q115 the valuation of a component of the defined benefit liability was revised to use the long term Consumer Price Index rather than the Retail Price Index, consistent with statutory provisions, resulting in a £429m (H114: £nil) gain.

The UKRF discount rate assumption at 30 June 2015 is set using a variant of the Towers Watson RATE:Link model where AA spot yields are assumed to remain flat after year 30 and the corporate bond universe includes bonds rated AA by at least one of the four largest rating agencies. This compares to the RATE:Link model previously used which incorporated the slope of the government yield curve in extrapolating corporate spot yields beyond year 30, and only included bonds rated AA by either of the two largest rating agencies. The impact of this change on the UKRF Defined Benefit Obligation at 30 June 2015 was a £0.4bn decrease with no impact on current year profit. It is not possible to estimate the effects on profits after 2015.

The latest triennial actuarial valuation of the UKRF was carried out with an effective date of 30 September 2013. This was completed in 2014 and showed a deficit of £3.6bn and a funding level of 87.4%. The Bank and the Trustee agreed a scheme-specific funding target, statement of funding principles, a schedule of contributions and a recovery plan to eliminate the deficit of the UKRF. The main differences between the funding and IAS 19 assumptions are a more prudent longevity assumption for funding and a different approach to setting the discount rate.

The recovery plan to eliminate the deficit will result in the Bank paying deficit contributions to the Fund until 2021. Deficit contributions of £300m are payable in 2015, and also in 2016. Further deficit contributions of £740m pa are payable during 2017 to 2021. Up to £500m of the 2021 deficit contributions are payable in 2017 depending on the deficit level at that time. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

In non-valuation years, the Scheme Actuary prepares an actuarial annual update of the funding position. The latest annual update was carried out as at 30 September 2014 and showed a deficit of £4.6bn and a funding level of 85.4%. The increase in funding deficit over the year to 30 September 2014 can be mainly attributed to the fall in real gilt yields over the year.

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Financial Statement Notes

13.      Called up share capital

Called up share capital comprises 16,773m (2014: 16,498m) ordinary shares of 25p each. The increase was largely due to the issuance of shares under employee share schemes and the Barclays PLC Scrip Dividend Programme.

14.      Other equity instruments

Other Equity Instruments of £4,325m (2014: £4,322m) include Additional Tier 1 (AT1) securities issued by Barclays PLC during 2013 and 2014.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

15.      Other reserves

	As at	As at
	30.06.15	31.12.14
	£m	£m
Currency translation reserve	(1,045)	(582)
Available for sale reserve	267	562
Cash flow hedging reserve	1,183	1,817
Other	929	927
Total	1,334	2,724

Currency translation reserve

As at 30 June 2015 there was a debit balance of £1,045m (2014: £582m debit) in the currency translation reserve. The increase of £463m debit (2014: £560m credit) principally reflected the depreciation of ZAR, EUR and USD against GBP. The currency translation reserve associated with non-controlling interests increased by £127m debit (2014: £74m debit) due to the depreciation of ZAR against GBP.

During the period a £87m net loss (2014: £91m net gain) from recycling of the currency translation reserve was recognised in the Income Statement. This principally related to the disposal of the Spanish business.

Available for sale reserve

As at 30 June 2015 there was a balance of £267m (2014: £562m) in the available for sale reserve. The decrease of £295m (2014: £414m increase) was largely driven by £1,014m losses from changes in fair value on Government Bonds offset by £853m due to fair value hedging, £312m of net gains transferred to net profit and a tax credit of £96m.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2015 there was a balance of £1,183m (2014: £1,817m) in the cash flow hedging reserve. The decrease of £634m (2014: £1,544m increase) principally reflected a £697m decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased, £98m gains transferred to net profit, partially offset by a tax credit of £159m.

Treasury shares

During the period £568m (2014: £909m) net purchases of treasury shares were made, principally reflecting the increase in shares held for the purposes of employee share schemes, and £570m (2014: £866m) was transferred to retained earnings reflecting the vesting of deferred share based payments.

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Financial Statement Notes

16.      Contingent liabilities and commitments

	As at	As at
	30.06.15	31.12.14
	£m	£m
Guarantees and letters of credit pledged as collateral security	15,131	14,547
Performance guarantees, acceptances and endorsements	5,215	6,777
Contingent liabilities	20,346	21,324
Documentary credits and other short-term trade related transactions	1,163	1,091
Forward starting reverse repurchase agreements	15,459	13,856
Standby facilities, credit lines and other commitments	269,404	276,315

Further details on contingent liabilities relating to legal, competition and regulatory matters can be found in Note 17.

17.      Legal, competition and regulatory matters

Barclays PLC (BPLC), Barclays Bank PLC (BBPLC) and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on BPLC, BBPLC and the Group of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances. The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities where it is not currently practicable to do so.

Investigations into certain agreements

The Financial Conduct Authority (FCA) has alleged that BPLC and BBPLC breached their disclosure obligations in connection with two advisory services agreements entered into by BBPLC. The FCA has imposed a £50m fine. BPLC and BBPLC are contesting the findings. The United Kingdom (UK) Serious Fraud Office (SFO) is also investigating these agreements. The US Department of Justice (DOJ) and US Securities and Exchange Commission (SEC) are investigating whether the Group’s relationships with third parties who help it to win or retain business are compliant with the US Foreign Corrupt Practices Act.

Background Information

The FCA has investigated certain agreements, including two advisory services agreements entered into by BBPLC with Qatar Holding LLC (Qatar Holding) in June and October 2008 respectively, and whether these may have related to BPLC’s capital raisings in June and November 2008.

The FCA issued warning notices (Warning Notices) against BPLC and BBPLC in September 2013.

The existence of the advisory services agreement entered into in June 2008 was disclosed but the entry into the advisory services agreement in October 2008 and the fees payable under both agreements, which amount to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the capital raisings in June and November 2008. While the Warning Notices consider that BPLC and BBPLC believed at the time that there should be at least some unspecified and undetermined value to be derived from the agreements, they state that the primary purpose of the agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the capital raisings.

The Warning Notices conclude that BPLC and BBPLC were in breach of certain disclosure-related listing rules and BPLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that BPLC and BBPLC acted recklessly. The financial penalty in the Warning Notices against the Group is £50m. BPLC and BBPLC continue to contest the findings.

Other Investigations and Litigation

The FCA has agreed that the FCA enforcement process be temporarily stayed pending progress in the SFO’s investigation into the agreements referred to above, including the advisory services agreements, in respect of which the Group has received and has continued to respond to requests for further information. The DOJ and SEC are investigating these same agreements and are also undertaking an investigation into whether the Group’s relationships with third parties who assist BPLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Certain regulators in other jurisdictions have also been briefed on the investigations into certain of the Group’s relationships with third parties. It is possible that civil litigation relating to certain of these matters may be brought in the future against BPLC and/or its affiliates.

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Financial Statement Notes

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Alternative Trading Systems and High-Frequency Trading

The SEC, the New York State Attorney General (NYAG), the FCA and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems (ATSs), including dark pools, and the activities of high-frequency traders. Barclays Capital Inc. (BCI) has been providing information to the relevant regulatory authorities in response to their enquiries. Various parties, including the NYAG, have filed complaints against BPLC and BCI and certain of the Group’s current and former officers in connection with ATS related activities. BPLC and BCI continue to defend against these actions.

Background Information

Civil complaints have been filed in the New York Federal Court on behalf of a putative class of plaintiffs against BPLC and BCI and others generally alleging that the defendants violated the federal securities laws by participating in a scheme in which high-frequency trading firms were given informational and other advantages so that they could manipulate the US securities market to the plaintiffs’ detriment. These complaints have been consolidated and BPLC has filed a motion to dismiss this action.

In June 2014, the NYAG filed a complaint (NYAG Complaint) against BPLC and BCI in the Supreme Court of the State of New York (NY Supreme Court) alleging, amongst other things, that BPLC and BCI engaged in fraud and deceptive practices in connection with LX Liquidity Cross, the Group’s SEC-registered ATS. BPLC and BCI filed a motion to dismiss the Complaint in July 2014.

BPLC and BCI have also been named in a class action by an institutional investor client under California law based on allegations similar to those in the Complaint. This California class action has been consolidated with the class action filed in the New York Federal Court described above.

Also, following the filing of the NYAG Complaint, BPLC and BCI were named in a shareholder securities class action along with its current and certain of its former CEOs and CFOs and an employee in Equities Electronic Trading on the basis that investors suffered damages when their investments in Barclays American Depository Receipts declined in value as a result of the allegations in the NYAG Complaint. BPLC and BCI have filed a motion to dismiss the complaint, which the court granted in part and denied in part.

It is possible that additional complaints relating to these or similar matters may be brought in the future against BPLC and/or its affiliates.

Recent Developments

In February 2015, the NYAG filed an amended complaint and the NY Supreme Court subsequently granted in part and denied in part BPLC and BCI’s motion to dismiss the NYAG Complaint. Proceedings in this matter are continuing.

Claimed Amounts/Financial Impact

The complaints seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

FERC

The US Federal Energy Regulatory Commission (FERC) has filed a civil action against BBPLC and certain of its former traders in the US District Court in California seeking to collect on an order assessing a $435m civil penalty and the disgorgement of $34.9m of profits, plus interest, in connection with allegations that BBPLC manipulated the electricity markets in and around California. The US Attorney’s Office in the SDNY has informed BBPLC that it is looking into the same conduct at issue in the FERC matter and a civil class action complaint was filed in the US District Court for the SDNY against BBPLC asserting antitrust allegations that mirror those raised in the civil suit filed by FERC.

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Financial Statement Notes

Background Information

In October 2012, FERC issued an Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against BBPLC and four of its former traders in relation to their power trading in the western US. In the Order and Notice, FERC asserted that BBPLC and its former traders violated FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008, and proposed civil penalties and profit disgorgement to be paid by BBPLC.

In July 2013, FERC issued an Order Assessing Civil Penalties in which it assessed a $435m civil penalty against BBPLC and ordered BBPLC to disgorge an additional $34.9m of profits plus interest (both of which are consistent with the amounts proposed in the Order and Notice).

In October 2013, FERC filed a civil action against BBPLC and its former traders in the US District Court in California seeking to collect the penalty and disgorgement amount. FERC’s complaint in the civil action reiterates the allegations previously made by FERC in its October 2012 Order and Notice and its July 2013 Order Assessing Civil Penalties.

In September 2013, BBPLC was contacted by the criminal division of the US Attorney’s Office in SDNY and advised that such office is looking at the same conduct at issue in the FERC matter.

In December 2013, BBPLC and its former traders filed a motion to dismiss the action for improper venue or, in the alternative, to transfer it to the SDNY, and a motion to dismiss the complaint for failure to state a claim.

Recent Developments

In May 2015, the US District Court in California denied a motion filed by BBPLC and the former traders to dismiss the action for improper venue or, in the alternative, to transfer it to the SDNY, and a motion to dismiss the complaint for failure to state a claim.

In June 2015, a civil class action complaint was filed in the US District Court for the SDNY against BBPLC by Merced Irrigation District, a California utility company, asserting antitrust allegations in connection with BBPLC’s purported manipulation of the electricity markets in and around California. The allegations mirror those raised in the civil suit filed by FERC against BBPLC currently pending in the US District Court in California.

Claimed Amounts/Financial Impact

FERC has made claims against BBPLC and certain of its former traders totalling $469.9m, plus interest, for civil penalties and profit disgorgement. This amount does not necessarily reflect the BBPLC’s potential financial exposure if a ruling were to be made against it. The civil class action complaint refers to damages of $139.3m.

Investigations into LIBOR, other Benchmarks, ISDAFIX, Foreign Exchange Rates and Precious Metals

Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to BBPLC’s involvement in manipulating Foreign Exchange rates and financial benchmarks. BBPLC, BPLC and BCI have reached settlements with the relevant law enforcement agency or regulator in certain of the investigations, but others, including those set out in more detail below, remain pending.

Background Information

The FCA, the US Commodity Futures Trading Commission (CFTC), the SEC, the DOJ Fraud Section (DOJ-FS) and Antitrust Division (DOJ-AD), the European Commission (Commission), the SFO, the Monetary Authority of Singapore, the Japan Financial Services Agency, the Administrative Council for Economic Defence in Brazil, the South African Competition Commission, the prosecutors’ office in Trani, Italy and various US state attorneys general are amongst various authorities that opened investigations in connection with efforts to manipulate Foreign Exchange rates and into submissions made by BBPLC and other financial institutions to the bodies that set or compile various financial benchmarks, such as LIBOR and EURIBOR.

In June 2012, BBPLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the CFTC and the DOJ-FS in relation to their investigations concerning certain benchmark interest rate submissions, and BBPLC agreed to pay total penalties of £290m, which were reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Settlement Order with the CFTC (CFTC LIBOR Order) and a Non-Prosecution Agreement (NPA) with the DOJ-FS. In addition, BBPLC was granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. Summaries of the NPA and the CFTC LIBOR Order are set out below. The full text of the CFTC LIBOR Order and the NPA are publicly available on the websites of the CFTC and the DOJ, respectively. The terms of the Settlement Agreement with the FSA are confidential, but the Final Notice of the FSA in relation to LIBOR is available on the FCA’s website.

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Financial Statement Notes

CFTC LIBOR Order

In addition to a $200m civil monetary penalty, the CFTC LIBOR Order requires BBPLC to cease and desist from further violations of specified provisions of the US Commodity Exchange Act (CEA) and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls.

Investigations by the US State Attorneys General

Following the settlements announced in June 2012, 31 US State Attorneys General commenced their own investigations into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate. The NYAG, on behalf of this coalition of Attorneys General, issued a subpoena in July 2012 to BBPLC (and subpoenas to a number of other banks) to produce wide-ranging information and has since issued additional information requests to BBPLC for both documents and transactional data. BBPLC is responding to these requests on a rolling basis.

Investigation by the SFO

In addition, following the settlements announced in June 2012, the SFO announced in July 2012 that it had decided to investigate the LIBOR matter, in respect of which BBPLC has received and continues to respond to requests for information.

Investigations by the European Commission

The Commission has also been conducting investigations into the manipulation of, amongst other things, EURIBOR. On 4 December 2013, the Commission announced that it had reached a settlement with the Group and a number of other banks in relation to anti-competitive conduct concerning EURIBOR. The Group had voluntarily reported the EURIBOR conduct to the Commission and cooperated fully with the Commission’s investigation. In recognition of this cooperation, the Group was granted full immunity from the financial penalties that would otherwise have applied.

DOJ Non-Prosecution Agreement

As part of the NPA, BBPLC agreed to pay a $160m penalty. In addition, the DOJ agreed not to prosecute BBPLC for any crimes (except for criminal tax violations, as to which the DOJ cannot and did not make any agreement) related to BBPLC’s submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon BBPLC’s satisfaction of specified obligations under the NPA.

In June 2014, BBPLC and DOJ-FS entered into a letter agreement which gave DOJ-FS until 27 June 2015 to make a determination under the NPA solely as to whether any of BBPLC’s trading activities in the Foreign Exchange market during the two-year period from 26 June 2012 constituted the commission of a ‘United States crime’.

Recent Developments

The Foreign Exchange settlements described below under ‘Foreign Exchange Trading Investigations’ include a $60m penalty imposed by the DOJ as a consequence of certain practices that continued after entry into the NPA; however, the DOJ exercised its discretion not to declare a breach of the NPA. The NPA and the letter agreement have now expired.

Foreign Exchange Trading Investigations

Various regulatory and enforcement authorities, including the FCA, the Commission, the CFTC, the DOJ-FS, the DOJ-AD, the SEC and the New York State Department of Financial Services (NYDFS) have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading. Certain of these investigations involve multiple market participants in various countries.

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Financial Statement Notes

Recent Developments

On 20 May 2015, the Group announced that it had reached settlements with the CFTC, the NYDFS, the DOJ, the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market, that it had agreed to pay total penalties of approximately $2.38bn, including a $60m penalty imposed by the DOJ as a consequence of certain practices continuing after entry into the NPA, and that BPLC had agreed to plead guilty to a violation of US anti-trust law.

Under the plea agreement with the DOJ, BPLC agreed to (i) pay a criminal fine of $650m and (ii) a term of probation of three years from the date of the final judgment in respect of the plea agreement. During the term of probation, BPLC must, amongst other things:

●	Commit no crime whatsoever in violation of the federal laws of the United States;

●	Notify the probation officer appointed by the court upon learning of the commencement of any federal criminal investigation in which it is a target, or federal criminal prosecution against it;

●	Implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement;

●	Strengthen its compliance and internal controls as required by the CFTC, the FCA and any other regulatory or enforcement agencies that have addressed the conduct set forth in the plea agreement; and

●

Bring to the DOJ’s attention (i) all credible information regarding criminal violations by BPLC or any of its employees that relates to US anti-trust laws or fraud laws, including securities or commodities markets fraud, as to which BPLC’s Board of Directors, management or legal and compliance personnel is aware (ii) all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the US by or against BPLC or its employees that alleges violations of US anti-trust or fraud laws, or including securities or commodities markets fraud.

Pursuant to the settlement with the CFTC, BBPLC consented to the entry of an order requiring it to (i) cease and desist from violating provisions of the US Commodity Exchange Act, (ii) pay a civil monetary penalty of $400m and (iii) undertake certain remediation efforts to the extent not already undertaken, including:

●

Implementing and improving its internal controls and procedures in a manner reasonably designed to ensure the integrity of its participation in the fixing of any Foreign Exchange benchmark rate, including measures to identify and address internal or external conflicts of interest; and

●

Implementing additional remediation improvements will include internal controls and procedures relating to, amongst other things: (i) detection and deterrence of improper communications concerning Foreign Exchange benchmark rates and trading or other conduct potentially intended to manipulate Foreign Exchange benchmark rates, (ii) routine and on-going training of all traders, supervisors and others who are involved in the fixing of any Foreign Exchange benchmark rate and (iii) its system for reporting, handling and investigating any suspected misconduct or questionable, unusual or unlawful activity relating to the fixing of any Foreign Exchange benchmark rate.

Pursuant to its settlement with the Federal Reserve, BBPLC and BBPLC’s New York branch consented to an order imposing a civil monetary penalty of $342m and ordering BBPLC and BBPLC’s New York branch to submit in writing to the Federal Reserve Bank of New York for its approval (i) an enhanced internal controls and compliance program to comply with applicable US laws and regulations with respect to certain Foreign Exchange activities and certain activities in certain other wholesale markets for commodities and interest rate products, (ii) a plan to improve its compliance risk management program regarding BBPLC’s and BBPLC’s New York branch’s compliance with applicable US laws and regulations with respect to certain Foreign Exchange activities and certain activities in certain other wholesale markets for commodities and interest rate products and (iii) enhanced internal audit program regarding BBPLC’s and BBPLC’s New York branch’s compliance with applicable US laws and regulations with respect to certain Foreign Exchange activities and certain activities in certain other wholesale markets for commodities and interest rate products. Under the Federal Reserve order, BBPLC and its institution-affiliated parties must not in the future directly or indirectly retain any individual as an officer, employee, agent, consultant or contractor of BBPLC or of any subsidiary of BBPLC who, based on the investigative record compiled by US authorities, has done all of the following: (i) participated in the misconduct underlying the order, (ii) been subject to formal disciplinary action as a result of BBPLC’s and BBPLC’s New York branch’s internal disciplinary review or performance review in connection with the conduct described in the order, and (iii) either separated from BBPLC or any subsidiary thereof or had his or her employment terminated in connection with the conduct described in the order.

Pursuant to the settlement with the NYDFS, BBPLC and BBPLC’s New York branch consented to an order imposing a civil monetary penalty of $485m and requiring BBPLC and BBPLC’s New York branch to take all steps necessary to terminate four identified employees. BBPLC and BBPLC’s New York branch must also continue to engage the independent monitor previously selected by the NYDFS to conduct, consistent with applicable law, a comprehensive review of compliance programs, policies, and procedures, with respect to the business activities discussed within the order, in place at BBPLC that pertain to or affect activities conducted by or through BBPLC’s New York branch. The monitor will submit to the NYDFS and BBPLC’s Board of Directors a preliminary written report of findings, including proposed corrective measures and thereafter BBPLC and BBPLC’s New York branch must submit to the NYDFS (i) a written plan designed to improve and enhance current compliance programs that pertain to or affect activities conducted by or through BBPLC’s New York branch, incorporating any relevant corrective measures identified in the monitor’s report and (ii) a written plan to improve and enhance management oversight of compliance programs, policies, and procedures now in place at BBPLC that pertain to or affect activities conducted by or through BBPLC’s New York branch.

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Financial Statement Notes

The FCA issued a Final Notice and imposed a financial penalty of £284m on BBPLC for failing to control business practices in its Foreign Exchange business in London (including G10 and emerging market spot Foreign Exchange trading, Foreign Exchange options and Foreign Exchange sales). As announced in November 2014, the FCA has required an industry-wide remediation programme which Barclays remains committed to completing.

The full text of the DOJ plea agreement, the CFTC, NYDFS and Federal Reserve orders, and the FCA Final Notice referred to above are publicly available on the Resolving Authorities’ respective websites.

The settlements reached on 20 May 2015 did not encompass ongoing investigations of electronic trading in the Foreign Exchange market. In addition, certain authorities continue to investigate sales and trading practices of various sales and trading personnel, including Foreign Exchange personnel, among multiple market participants, including BBPLC, in various countries. The Group is continuing to review these and certain other practices relating to Foreign Exchange and continues to cooperate with the relevant authorities.

ISDAFIX Investigation

Regulators and law enforcement agencies, including the CFTC, have conducted separate investigations into historical practices with respect to ISDAFIX, amongst other benchmarks.

On 20 May 2015, the CFTC entered into a settlement order with BPLC, BBPLC and BCI pursuant to which BPLC, BBPLC and BCI agreed to pay a civil monetary penalty of $115m in connection with the CFTC’s industry-wide investigation into the setting of the US Dollar ISDAFIX benchmark. In addition, the CFTC order requires BPLC, BBPLC and BCI to cease and desist from violating provisions of the US Commodity Exchange Act, fully cooperate with the CFTC in related investigations and litigation and undertake certain remediation efforts to the extent not already undertaken, including, amongst other things:

●	Continuing to implement and improve its internal controls and procedures in a manner reasonably designed to ensure the integrity of the fixing of any interest-rate swap benchmark; and

●

Implementing additional remediation improvements, including reasonable internal controls and procedures relating to, amongst other things: (i) the detection and deterrence of trading or other conduct potentially intended to manipulate directly or indirectly swap rates, including benchmarks based on interest-rate swaps, (ii) routine and on-going training of all swaps and options desk personnel relating to the trading of any product that references a benchmark based on interest-rate swaps and (iii) a system for reporting, handling and investigating any suspected misconduct or questionable, unusual or unlawful activity relating to the fixing of any benchmark based on interest-rate swaps.

The full text of the CFTC order relating to ISDAFIX is publicly available on the CFTC website.

Certain other regulatory and enforcement authorities have requested information regarding the setting of, and trading intended to influence, the USD ISDAFIX benchmark.

Precious Metals Investigation

BBPLC has been providing information to the DOJ and other authorities in connection with investigations into precious metals and precious metals-based financial instruments.

For a discussion of litigation arising in connection with these investigations see ‘LIBOR and other Benchmarks Civil Actions’, ‘Civil Actions in Respect of ISDAFIX’, ‘Civil Actions in Respect of Foreign Exchange Trading’ and ‘Civil Actions in Respect of the Gold Fix’ below.

Claimed Amounts/Financial Impact

The fines in connection with the May 2015 settlements with the Resolving Authorities are covered by the Group’s existing provisions of £2.05bn. It is not currently practicable to provide an estimate of the financial impact of certain of the other matters in this section, or what effect that these matters might have upon the Group’s operating results, cash flows or financial position in any particular period.

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Financial Statement Notes

LIBOR and other Benchmark Civil Actions

Following the settlements of the investigations referred to above in ‘Investigations into LIBOR, other Benchmarks, ISDAFIX, Foreign Exchange Rates and Precious Metals’, a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Group in relation to LIBOR and/or other benchmarks.

Background Information

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to manipulation of LIBOR and/or other benchmark rates. While several of such cases have been dismissed and one has settled subject to final approval from the court, others remain pending and their ultimate impact is unclear.

USD LIBOR Cases in MDL Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the SDNY (MDL Court).

The complaints are substantially similar and allege, amongst other things, that BBPLC and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act, the CEA, the US Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by manipulating USD LIBOR rates.

The lawsuits seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including BBPLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the US Sherman Antitrust Act and RICO.

The proposed class actions purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange (Exchange-Based Class); (iii) purchased USD LIBOR-linked debt securities (Debt Securities Class); (iv) purchased adjustable-rate mortgages linked to USD LIBOR (Homeowner Class); or (v) issued loans linked to USD LIBOR (Lender Class).

In August 2012, the MDL Court stayed all newly filed proposed class actions and individual actions (Stayed Actions), so that the MDL Court could address the motions pending in three lead proposed class actions (Lead Class Actions) and three lead individual actions (Lead Individual Actions).

In March 2013, the MDL Court issued a decision dismissing the majority of claims against BBPLC and other panel bank defendants in the Lead Class Actions and Lead Individual Actions.

Following the decision, the plaintiffs in the Lead Class Actions sought permission to either file an amended complaint or appeal an aspect of the March 2013 decision. In August 2013 and June 2014, the MDL Court denied the majority of the motions presented in the Lead Class Actions. As a result, the:

●	Debt Securities Class has been dismissed entirely;

●	The claims of the Exchange-Based Class have been limited to claims under the CEA; and

●	The claims of the OTC Class have been limited to claims for unjust enrichment and breach of the implied covenant of good faith and fair dealing.

Subsequent to the MDL Court’s March 2013 decision, the plaintiffs in the Lead Individual Actions filed a new action in California state court (since moved to the MDL Court) based on the same allegations as those initially alleged in the proposed class action cases discussed above. The Debt Securities Class attempted to appeal the dismissal of their action to the US Court of Appeals for the Second Circuit (Second Circuit), but the Second Circuit dismissed the appeal as untimely on the grounds that the MDL Court had not reached a decision resolving all of the claims in the consolidated actions. In January 2015, the US Supreme Court reversed the Second Circuit’s decision, ruling that the Second Circuit must hear the Debt Securities Class’ appeal. The OTC Class and the Exchange-Based Class have received permission to join this appeal. Certain other proposed class actions that had previously been stayed by the MDL Court have also received permission to join the appeal as to the dismissal of their antitrust claims.

In December 2014, the MDL Court granted preliminary approval for the settlement of the remaining Exchange-Based Class claims for $19.98m and requested that the plaintiffs present a plan for allocation of the settlement proceeds. In January 2015, plaintiffs filed a motion for an order approving their proposed process of allocation and class notice for the settlement, and that motion is pending before the MDL Court.

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Financial Statement Notes

Additionally, the MDL Court has begun to address the claims in the Stayed Actions, many of which, including state law fraud and tortious interference claims, were not asserted in the Lead Class Actions. As a result, in October 2014, the direct action plaintiffs (those who have opted out of the class actions) filed their amended complaints and in November 2014, the defendants filed their motions to dismiss. In November 2014, the plaintiffs in the Lender Class and Homeowner Class actions filed their amended complaints. In January 2015, the defendants filed their motions to dismiss.

Until there are further decisions, the ultimate impact of the MDL Court’s decisions will be unclear, although it is possible that the decisions will be interpreted by courts to affect other litigation, including the actions described below, some of which concern different benchmark interest rates.

Additional USD LIBOR Case in the SDNY

An additional individual action was commenced in February 2013 in the SDNY against BBPLC and other panel bank defendants. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. This action is not assigned to the MDL Court; it is proceeding on a different schedule before a different judge in the SDNY. The panel bank defendants moved to dismiss the action, and the motion was granted in April 2015. In June 2015, plaintiff sought leave to file a further amended complaint; that motion is pending.

Sterling LIBOR Case in SDNY

An additional class action was commenced in May 2015 in the SDNY against BBPLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that BBPLC and other panel banks manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, antitrust, and RICO violations.

Securities Fraud Case in the SDNY

BPLC, BBPLC and BCI have also been named as defendants along with four former officers and directors of BBPLC in a proposed securities class action pending in the SDNY in connection with BBPLC’s role as a contributor panel bank to LIBOR. The complaint asserted claims under the US Securities Exchange Act of 1934, principally alleging that BBPLC’s Annual Reports for the years 2006 to 2011 contained misstatements and omissions concerning (amongst other things) BBPLC’s compliance with its operational risk management processes and certain laws and regulations. The complaint also alleged that BBPLC’s daily USD LIBOR submissions constituted false statements in violation of US securities law. The complaint was brought on behalf of a proposed class consisting of all persons or entities that purchased BPLC-sponsored American Depositary Receipts on a US securities exchange between 10 July 2007 and 27 June 2012. In May 2013, the district court granted BBPLC’s motion to dismiss the complaint in its entirety. The plaintiffs appealed, and, in April 2014, the Second Circuit issued an order upholding the dismissal of certain of the plaintiffs’ claims, but reversing the dismissal of the plaintiffs’ claims that BBPLC’s daily USD LIBOR submissions constituted false statements in violation of US securities law. The action has been remanded back to the district court for further proceedings, and discovery is expected to be substantially complete by the end of 2015. In April 2015, plaintiffs filed a motion to certify the class, and that motion is pending.

Complaint in the US District Court for the Central District of California

In July 2012, a purported class action complaint in the US District Court for the Central District of California was amended to include allegations related to USD LIBOR and name BBPLC as a defendant. The amended complaint was filed on behalf of a purported class that includes holders of adjustable rate mortgages linked to USD LIBOR. In January 2015, the court granted BBPLC’s motion for summary judgement and dismissed all of the remaining claims against BBPLC. The plaintiff has appealed the court’s decision to the US Court of Appeals for the Ninth Circuit.

Japanese Yen LIBOR Case in SDNY

An additional class action was commenced in April 2012 in the SDNY against BBPLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which BBPLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and US Sherman Antitrust Act between 2006 and 2010. The defendants filed a motion to dismiss and, in March 2014, the Court issued a decision granting in part and denying in part that motion. Specifically, the court dismissed the plaintiff’s antitrust claims in full, but sustained the plaintiff’s CEA claims. The defendants’ motion for reconsideration of the decision concerning the CEA claims was denied by the Court in October 2014. The plaintiff moved for leave to file a third amended complaint adding additional claims, including a RICO claim, which was denied in March 2015. Plaintiff has sought an immediate appeal of that decision, and that request is pending. Discovery commenced in May 2015.

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Financial Statement Notes

EURIBOR Cases

In February 2013, a EURIBOR -related class action was filed against BPLC, BBPLC, BCI and other EURIBOR panel banks. The plaintiffs assert antitrust, CEA, RICO, and unjust enrichment claims. In particular, BBPLC is alleged to have conspired with other EURIBOR panel banks to manipulate EURIBOR. The lawsuit is brought on behalf of purchasers and sellers of NYSE LIFFE EURIBOR futures contracts, purchasers of Euro currency-related futures contracts and purchasers of other derivative contracts (such as interest rate swaps and forward rate agreements that are linked to EURIBOR) during the period 1 June 2005 through 31 March 2011. All proceedings were stayed until May 2015, when the court modified the stay to permit document discovery to proceed.

In addition, BBPLC has been granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. As a result of that grant of conditional leniency, BBPLC is eligible for (i) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency and (ii) relief from potential joint-and-several liability in connection with such civil antitrust action, subject to BBPLC satisfying the DOJ-AD and the court presiding over the civil litigation of fulfilment of its cooperation obligations.

Non-US Benchmarks Cases

In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR in a number of jurisdictions. The number of such proceedings in non-US jurisdictions, the benchmarks to which they relate, and the jurisdictions in which they may be brought have increased over time.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in respect of ISDAFIX

Since September 2014, a number of ISDAFIX related civil actions have been filed in the SDNY on behalf of a proposed class of plaintiffs, alleging that BBPLC, a number of other banks and one broker, violated the US Sherman Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAFIX. A consolidated amended complaint was filed in February 2015.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in respect of Foreign Exchange Trading

Since November 2013, a number of civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the US Sherman Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC. In February 2014, the SDNY combined all then-pending actions alleging a class of US persons in a single consolidated action.

Recent Developments

In January 2015, the SDNY denied the motion to dismiss the consolidated action but dismissed two actions alleging classes of non-US persons.

Since February 2015, several additional civil actions have been filed in the SDNY, and one civil action has been filed in the Northern District of California, on behalf of proposed classes of plaintiffs alleging injuries related to Barclays’ alleged manipulation of Foreign Exchange rates and naming several international banks as defendants, including BPLC, BBPLC and BCI. One of the newly filed actions asserts claims under the US Employee Retirement Income Security Act (ERISA) statute and includes allegations that are duplicative of allegations in the other cases, as well as additional allegations about Foreign Exchange sales practices and ERISA plans. All of the other newly filed actions assert claims under the US Sherman Antitrust Act and/or the US Commodity Exchange Act.

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Financial Statement Notes

Claimed Amounts/Financial Impact

The financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period is currently uncertain.

Civil Actions in respect of the Gold Fix

Since March 2014, a number of civil complaints have been filed in US federal courts, each on behalf of a proposed class of plaintiffs, alleging that BBPLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the US Sherman Antitrust Act, and state antitrust and consumer protection laws. All of the complaints have been transferred to the SDNY and consolidated for pretrial purposes.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the potential exposure of the actions described or what effect that they might have upon operating results, cash flows or the Group’s financial position in any particular period.

US Residential and Commercial Mortgage-related Activity and Litigation

The Group’s activities within the US residential mortgage sector during the period from 2005 through 2008 included:

●	Sponsoring and underwriting of approximately $39bn of private-label securitisations;

●	Economic underwriting exposure of approximately $34bn for other private-label securitisations;

●	Sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs);

●	Sales of approximately $3bn of loans to others; and

●

Sales of approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) that were originated and sold to third parties by mortgage originator affiliates of an entity that the Group acquired in 2007 (Acquired Subsidiary).

Throughout this time period affiliates of the Group engaged in secondary market trading of US residential mortgaged-backed securities (RMBS) and US commercial mortgage-backed securities (CMBS), and such trading activity continues today.

In connection with its loan sales and certain private-label securitisations, on 30 June 2015, the Group had unresolved repurchase requests relating to loans with a principal balance of approximately $2.6bn at the time they were sold, and civil actions have been commenced by various parties alleging that the Group must repurchase a substantial number of such loans.

In addition, the Group is party to a number of lawsuits filed by purchasers of RMBS asserting statutory and/or common law claims. The current outstanding face amount of RMBS related to these pending claims against the Group as of 30 June 2015 was approximately $0.8bn.

Regulatory and governmental authorities, including amongst others, the DOJ, SEC, Special Inspector General for the US Troubled Asset Relief Program, the US Attorney’s Office for the District of Connecticut and the US Attorney’s Office for the Eastern District of New York have initiated wide-ranging investigations into market practices involving mortgage-backed securities, and the Group is co-operating with several of those investigations.

RMBS Repurchase Requests

Background

The Group was the sole provider of various loan-level representations and warranties (R&Ws) with respect to:

●	Approximately $5bn of Group sponsored securitisations;

●	Approximately $0.2bn of sales of loans to GSEs; and

●	Approximately $3bn of loans sold to others.

In addition, the Acquired Subsidiary provided R&Ws on all of the $19.4bn of loans it sold to third parties.

Barclays PLC – 2015 Interim Results	80

Financial Statement Notes

R&Ws on the remaining Group sponsored securitisations were primarily provided by third-party originators directly to the securitisation trusts with a Group subsidiary, such as the depositor for the securitisation, providing more limited R&Ws. There are no stated expiration provisions applicable to most R&Ws made by the Group, the Acquired Subsidiary or these third parties.

Under certain circumstances, the Group and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 30 June 2015 associated with all R&Ws made by the Group or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.6bn at the time of such sale.

A substantial number (approximately $2.2bn) of the unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that the Group and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. All of the litigation involving repurchase requests remain at early stages.

In addition, the Acquired Subsidiary is subject to a civil action seeking, among other things, indemnification for losses allegedly suffered by a loan purchaser as a result of alleged breaches of R&Ws provided by the Acquired Subsidiary in connection with loan sales to the purchaser during the period 1997-2007. This litigation is in early stages.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

RMBS Securities Claims

Background

As a result of some of the RMBS activities described above, the Group is party to a number of lawsuits filed by purchasers of RMBS sponsored and/or underwritten by the Group between 2005 and 2008. As a general matter, these lawsuits allege, among other things, that the RMBS offering materials allegedly relied on by such purchasers contained materially false and misleading statements and/or omissions and generally demand rescission and recovery of the consideration paid for the RMBS and recovery of monetary losses arising out of their ownership.

The original face amount of RMBS related to the pending civil actions against the Group total approximately $2.3bn, of which approximately $0.8bn was outstanding as at 30 June 2015.

Cumulative realised losses reported on these RMBS as at 30 June 2015 were approximately $0.2bn.

Claimed Amounts/Financial Impact

If the Group were to lose the pending actions the Group believes it could incur a loss of up to the outstanding amount of the RMBS at the time of judgement (taking into account further principal payments after 30 June 2015), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time and less any provisions taken to date.

Although the purchasers in these securities actions have generally not identified a specific amount of alleged damages, the Group has estimated the total market value of these RMBS as at 30 June 2015 to be approximately $0.4bn. The Group may be entitled to indemnification for a portion of such losses.

Other Mortgage-related Investigations

In addition to the RMBS Repurchase Requests and RMBS Securities Claims, numerous regulatory and governmental authorities, amongst them the DOJ, SEC, Special Inspector General for the US Troubled Asset Relief Program, the US Attorney’s Office for the District of Connecticut and the US Attorney’s Office for the Eastern District of New York have been investigating various aspects of the mortgage-related business, including issuance and underwriting practices in primary offerings of RMBS and trading practices in the secondary market for both RMBS and CMBS. The Group continues to respond to requests relating to the RMBS Working Group of the Financial Fraud Enforcement Task Force (RMBS Working Group), which was formed to investigate pre-financial crisis mortgage-related misconduct. In connection with several of the investigations by members of the RMBS Working Group, a number of financial institutions have entered into settlements involving substantial monetary payments.

Barclays PLC – 2015 Interim Results	81

Financial Statement Notes

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Lehman Brothers

Since September 2009, BCI and BBPLC have been engaged in litigation with various entities that have sought to challenge certain aspects of the transaction pursuant to which BCI, BBPLC and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008, as well as the court order (Order) approving the sale (Sale). In May 2015, BCI and BBPLC reached a settlement with the SIPA Trustee for Lehman Brothers Inc. (Trustee) to resolve outstanding litigation between them relating to the Sale. The settlement was approved by the United States Bankruptcy Court for the SDNY (Bankruptcy Court) on 29 June 2015, thereby bringing the litigation challenging the Sale to an end.

Background Information

In September 2009, motions were filed in the Bankruptcy Court by Lehman Brothers Holdings Inc. (LBHI), the Trustee and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (Committee) challenging certain aspects of the Sale, as well as the Order. The claimants sought an order voiding the transfer of certain assets to BCI, requiring BCI to return to the LBI estate any excess value BCI allegedly received, and declaring that BCI is not entitled to certain assets that it claims pursuant to the Sale documents and the Order (Rule 60 Claims).

In January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI had failed to deliver as required by the Sale documents and the Order (together with the Trustee’s competing claims to those assets, Contract Claims).

In 2011, the Bankruptcy Court rejected the Rule 60 Claims and decided some of the Contract Claims in the Trustee’s favour and some in favour of BCI. BCI and the Trustee each appealed the Bankruptcy Court’s adverse rulings on the Contract Claims to the SDNY. LBHI and the Committee did not appeal the Bankruptcy Court’s ruling on the Rule 60 Claims.

In July 2012, the SDNY issued an opinion on the Contract Claims stating that BCI and BBPLC were entitled to receive:

●	$1.1bn (£0.7bn) from the Trustee in respect of ‘clearance box’ assets (Clearance Box Assets); and

●	Property held at various institutions in respect of the exchange traded derivatives accounts transferred to BCI in the Sale (ETD Margin).

The Trustee appealed to the Second Circuit. In August 2014, the Second Circuit affirmed the SDNY’s decision as to the Clearance Box Assets and the ETD Margin.

In October 2014, the Trustee filed a motion with the SDNY to confirm the scope of the SDNY’s judgement regarding the ETD Margin that BCI and BBPLC were entitled to receive. With that motion, the Trustee challenged the entitlement of BCI and BBPLC to approximately $1.1bn of assets that the Trustee asserted did not constitute ETD Margin. In April 2015, the SDNY ruled in favour of BCI and BBPLC, confirming that they were entitled to all of the ETD Margin.

In October 2014, the Trustee made a payment to BBPLC of $1.1bn (£0.7bn), fully discharging the Trustee’s obligations in respect of the Clearance Box Assets.

Recent Developments

In December 2014, the Trustee requested that the US Supreme Court review the rulings of the SDNY and the Second Circuit regarding the ETD margin. In May 2015, the US Supreme Court published its denial of the Trustee’s request.

In May 2015, the parties reached a settlement to resolve outstanding litigation between them relating to the Sale (Settlement). The Settlement was approved by the Bankruptcy Court on 29 June 2015. Pursuant to the Settlement, BBPLC has received all of the assets that the Trustee had asserted did not constitute ETD Margin with the exception of $80m (£51m) of assets that the Trustee is entitled to retain and approximately $0.3bn of ETD Margin still owed to BBPLC but expected to be received from third parties.

Barclays PLC – 2015 Interim Results	82

Financial Statement Notes

Financial Impact

As at 30 June 2015, BBPLC recognised as a financial asset on its balance sheet approximately $1.6bn (£1.0bn) in respect of assets to which BBPLC is entitled as part of the Sale and the Settlement but which it had not received as of that date. The financial asset reflects an increase of approximately $0.8bn (£0.5bn) recognised in profit and loss for the six month period ended 30 June 2015 as a result of the Settlement. Pursuant to the Settlement, the Trustee made a payment to BBPLC on 2 July 2015 of approximately $1.3bn (£0.9bn), representing the value of the ETD Margin held by the Trustee less the $80m of ETD Margin that the Trustee is entitled to retain under the terms of the Settlement, thereby fully discharging the Trustee’s payment in respect of the ETD Margin or otherwise relating to the Sale. After application of this payment from the Trustee, BBPLC has a financial asset of approximately $0.3bn on its balance sheet in respect of ETD Margin still owed to BBPLC but expected to be received from third parties.

American Depositary Shares

BPLC, BBPLC and various former members of BPLC’s Board of Directors have been named as defendants in a securities class action consolidated in the SDNY alleging misstatements and omissions in offering documents for certain American Depositary Shares issued by BBPLC in April 2008 with an original face amount of approximately $2.5 billion (the April 2008 Offering).

Background Information

The plaintiffs have asserted claims under the Securities Act of 1933, alleging that the offering documents for the April 2008 Offering contained misstatements and omissions concerning (amongst other things) BBPLC’s portfolio of mortgage-related (including US subprime-related) securities, BBPLC’s exposure to mortgage and credit market risk, and BBPLC’s financial condition. The plaintiffs have not specifically alleged the amount of their damages.

In June 2014, the SDNY denied defendants’ motion to dismiss the claims. The case is in discovery.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) filed a complaint against BBPLC in the NY Supreme Court alleging breach of contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement). A ruling was made against BBPLC, but the New York State Court of Appeals effectively reversed that ruling. Parties related to BDC have also sued BBPLC and BCI in Connecticut State Court in connection with BBPLC’s conduct relating to the Agreement.

Background Information

In October 2008, BDC filed a complaint in the NY Supreme Court alleging that BBPLC breached the Agreement when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s October 2008 demand (Demand).

BDC asserts that under the Agreement BBPLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled BBPLC to dispute the Demand before making the transfer, BBPLC failed to dispute the Demand.

BDC demands damages totalling $298m plus attorneys’ fees, expenses, and prejudgement interest.

In August 2012, the NY Supreme Court granted partial summary judgement for BBPLC, ruling that BBPLC was entitled to dispute the Demand before transferring the alleged excess collateral, but determining that a trial was required to determine whether BBPLC actually did so. The parties cross-appealed to the Appellate Division of the NY Supreme Court (NY Appellate Division).

In September 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued BBPLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from BBPLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties have agreed to a stay of that case.

Barclays PLC – 2015 Interim Results	83

Financial Statement Notes

In October 2013, the NY Appellate Division reversed the NY Supreme Court’s grant of partial summary judgement in favour of BBPLC, and instead granted BDC’s motion for partial summary judgement, holding that BBPLC breached the Agreement. The NY Appellate Division did not rule on the amount of BDC’s damages, which has not yet been determined by the NY Supreme Court.

Recent Developments

In February 2015, in connection with the BBPLC appeal of the October 2013 decision, the New York Court of Appeals modified the NY Appellate Division’s grant of partial summary judgement to BDC, holding that summary judgement in either party’s favour cannot be granted because a material issue of fact remains as to whether BBPLC breached the Agreement. The New York Court of Appeals ordered that the matter be referred back to the NY Supreme Court for further proceedings.

Claimed Amounts/Financial Impact

BDC has made claims against the Group totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect the Group’s potential financial exposure if a ruling were to be made against it.

Civil Actions in respect of the US Anti-Terrorism Act

In April 2015, an amended civil complaint was filed in the US Federal Court in the Eastern District of New York by a group of approximately 250 plaintiffs, alleging that the Group and a number of other banks engaged in a conspiracy and violated the US Anti-Terrorism Act (ATA) by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded Hezbollah attacks that injured the plaintiffs’ family members. Plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

Credit Default Swap (CDS) Antitrust Investigations and Civil Actions

The Commission and the DOJ-AD commenced investigations in the CDS market, in 2011 and 2009, respectively. In July 2013 the Commission addressed a Statement of Objections to BBPLC, 12 other banks, Markit Ltd. and ISDA. The case relates to concerns that certain banks took collective action to delay and prevent the emergence of exchange traded credit derivative products.

If the Commission does reach a decision in this matter it has indicated that it intends to impose sanctions. The Commission’s sanctions can include fines. The DOJ-AD’s investigation is a civil investigation and relates to similar issues. BPLC is also contesting a proposed, consolidated class action alleging similar issues that has been filed in the US. Discovery in the case is ongoing.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Portuguese Competition Authority Investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including the Group, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. The Group is co-operating with the investigation.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of these matters or what effect that they may have upon operating results, cash flows or the Group’s financial position in any particular period.

Barclays PLC – 2015 Interim Results	84

Financial Statement Notes

General

The Group is engaged in various other legal, competition and regulatory matters both in the UK and a number of overseas jurisdictions. It is subject to legal proceedings by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged.

At the present time, the Group does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period.

18.	Related party transactions

Related party transactions in the period ended 30 June 2015 were similar in nature to those disclosed in the Group’s 2014 Annual Report on Form 20-F. No related party transactions that have taken place in 2015 have materially affected the financial position or the performance of the Group during this period and there were no changes in the related parties transactions described in the 2014 Annual Report on Form 20-F that could have a material effect on the financial position or performance of the Group in the current period.

Barclays PLC – 2015 Interim Results	85

Financial Statement Notes

19.	Segmental reporting

Analysis of results by business Half year ended 30.06.15	Personal and Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m
Total income net of insurance claims	4,384	2,357	1,858	4,299
Credit impairment charges and other provisions	(178)	(563)	(193)	(1)
Net operating income	4,206	1,794	1,665	4,298
Operating expenses	(2,491)	(961)	(1,116)	(2,795)
Costs to achieve	(139)	(56)	(13)	(63)
Other net (expense)/income[1]	(48)	18	4	-
Profit before tax	1,528	795	540	1,440

	£bn	£bn	£bn	£bn
Total assets	289.9	41.9	54.0	420.1

Analysis of results by business Half year ended 30.06.15	Head Office £m	Barclays Core £m	Barclays Non- Core £m	Barclays Group Adjusted £m
Total income net of insurance claims	42	12,940	42	12,982
Credit impairment charges and other provisions	(1)	(936)	(37)	(973)
Net operating income	41	12,004	5	12,009
Operating expenses	(85)	(7,448)	(498)	(7,946)
Costs to achieve	(22)	(293)	(23)	(316)
Other net income/(expense)[1]	4	(22)	4	(18)
(Loss)/profit before tax	(62)	4,241	(512)	3,729

	£bn	£bn	£bn	£bn
Total assets	52.6	858.5	338.2	1,196.7

Analysis of results by business Half year ended 30.06.14	Personal and Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m
Total income net of insurance claims	4,361	2,124	1,773	4,257
Credit impairment charges and other provisions	(230)	(537)	(196)	26
Net operating income	4,131	1,587	1,577	4,283
Operating expenses	(2,554)	(822)	(1,082)	(2,943)
Costs to achieve	(115)	(36)	(17)	(282)
Other net income[1]	6	35	6	-
Profit before tax	1,468	764	484	1,058

	£bn	£bn	£bn	£bn
Total assets	268.1	36.2	52.4	446.2

Analysis of results by business Half year ended 30.06.14	Head Office £m	Barclays Core £m	Barclays Non- Core £m	Barclays Group Adjusted £m
Total income net of insurance claims	159	12,674	658	13,332
Credit impairment charges and other provisions	-	(937)	(149)	(1,086)
Net operating income	159	11,737	509	12,246
Operating expenses	(91)	(7,491)	(893)	(8,383)
Costs to achieve	(2)	(453)	(41)	(494)
Other net income/(expense)[1]	-	47	(66)	(20)
Profit/(loss) before tax	66	3,840	(491)	3,349

	£bn	£bn	£bn	£bn
Total assets	43.3	846.2	468.6	1,314.9

1	Other income/(expense) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

Barclays PLC – 2015 Interim Results	86

Financial Statement Notes

Reconciliation of adjusted basis to statutory basis Half year ended 30.06.15	Barclays Group adjusted £m	Own credit £m	Provision for UK customer redress £m	Gain on US Lehman acquisition assets £m	Provisions for ongoing investigations and litigation primarily relating to Foreign Exchange £m	Loss on sale of the Spanish business £m	Gain on valuation of a component of the defined retirement benefit liability £m	Barclays Group statutory £m
Total income net of insurance claims	12,982	410	-	496	-	-	-	13,888
Credit impairment charges and other provisions	(973)	-	-	-	-	-	-	(973)
Net operating income	12,009	410	-	496	-	-	-	12,915
Operating expenses	(7,946)	-	(1,032)	-	(800)	-	429	(9,349)
Costs to achieve	(316)	-	-	-	-	-	-	(316)
Other net (expense)/income	(18)	-	-	-	-	(118)	-	(136)
Profit/(loss)	3,729	410	(1,032)	496	(800)	(118)	429	3,114

Half year ended 30.06.14	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	13,332	52	-	-	-	-	-	13,384
Credit impairment charges and other provisions	(1,086)	-	-	-	-	-	-	(1,086)
Net operating income	12,246	52	-	-	-	-	-	12,298
Operating expenses	(8,383)	-	(900)	-	-	-	-	(9,283)
Costs to achieve	(494)	-	-	-	-	-	-	(494)
Other net (expense)/income	(20)	-	-	-	-	-	-	(20)
Profit/(loss)	3,349	52	(900)	-	-	-	-	2,501

Barclays PLC – 2015 Interim Results	87

Financial Statement Notes

20.	Barclays PLC parent balance sheet

	As at 30.06.15	As at 31.12.14
Assets
	£m	£m
Investments in subsidiary	34,303	33,743
Loans and advances to subsidiary	5,318	2,866
Derivative financial instrument	194	313
Other assets	184	174
Total assets	39,999	37,096

Liabilities
Deposits from banks	519	528
Subordinated liabilities	800	810
Debt securities in issue	4,518	2,056
Other liabilities	-	10
Total liabilities	5,837	3,404

Equity
Called up share capital	4,193	4,125
Share premium account	17,330	16,684
Other equity instruments	4,326	4,326
Capital redemption reserve	394	394
Retained earnings	7,919	8,163
Total shareholders’ equity	34,162	33,692

Total liabilities and shareholders’ equity	39,999	37,096

Investment in subsidiary

The investment in subsidiary of £34,303m (2014: £33,743m) represents investments made into Barclays Bank PLC, including £4,326m (2014: £4,326m) of AT1 securities. The increase of £560m during the period was due to a cash contribution made to Barclays Bank PLC.

Loans and advances to subsidiary and debt securities in issue

During H115, Barclays PLC issued $4bn of Fixed Rate Senior Notes, accounted for as debt securities in issue. The proceeds raised through these transactions were used to make $4bn of Fixed Rate Senior Loans to Barclays Bank PLC, with a ranking corresponding to the notes issued by Barclays PLC.

Barclays PLC – 2015 Interim Results	88

Shareholder Information

Results timetable[1]	Date
Ex-dividend date	6 August 2015
Dividend Record date	7 August 2015
Scrip reference share price set and made available to shareholders	13 August 2015

Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	21 August 2015
Dividend Payment date /first day of dealing in New Shares	14 September 2015
Q3 2015 Interim Management Statement	29 October 2015

For qualifying US and Canadian resident ADR holders, the second interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the second interim dividend on Monday, 14 September 2015 to ADR holders on the record at close of business on Friday, 7 August 2015. The ex-dividend date will be Wednesday, 5 August 2015.

				Change[3]
Exchange rates[2]	30.06.15	31.12.14	30.06.14	31.12.14	30.06.14
Period end - US$/£	1.57	1.56	1.71	1%	(8%)
6 month average - US$/£	1.52	1.63	1.67	(7%)	(9%)
3 month average - US$/£	1.53	1.58	1.68	(3%)	(9%)
Period end - €/£	1.41	1.28	1.25	10%	13%
6 month average - €/£	1.37	1.26	1.22	9%	12%
3 month average - €/£	1.38	1.27	1.23	9%	12%
Period end - ZAR/£	19.12	18.03	18.17	6%	5%
6 month average - ZAR/£	18.16	17.85	17.82	2%	2%
3 month average - ZAR/£	18.49	17.75	17.76	4%	4%

Share price data	30.06.15	31.12.14	30.06.14
Barclays PLC (p)	260.50	243.50	212.80
Barclays PLC number of shares (m)	16,773	16,498	16,417
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	182.98	182.00	161.50
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	847

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Will Bowen +44 (0) 20 3134 7744

More information on Barclays can be found on our website: Barclays.com

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to Sterling reported information.
4	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday excluding UK public holidays.

Barclays PLC – 2015 Interim Results	89

Shareholder Information

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JP Morgan Chase Bank, whose international telephone number is +1-651-453-2128, domestic telephone number is 1-800-990-1135 and address is JPMorgan Chase Bank, PO Box 64504, St. Paul, MN 55164-0504, USA.

1	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday excluding UK public holidays.

Barclays PLC – 2015 Interim Results	90

Glossary

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a measure of a bank’s financial strength as defined in the Capital Requirements Regulation (CRR).

‘Additional Tier 1 (AT1) securities’ Securities that are traded as additional tier 1 (AT1) capital in the context of CRD IV.

‘Adjusted attributable profit’ Adjusted profit after tax that is attributable to ordinary equity holders of the parent adjusted for the after tax amounts of capital securities classified as equity.

‘Adjusted basic earnings per share’ Basic earnings per share, based on adjusted attributable earnings.

‘Adjusted compensation: net operating income’ Compensation costs as a proportion of adjusted net operating income (adjusted income less credit impairment charges and other provisions).

‘Adjusted cost: income ratio’ Adjusted operating expenses (defined below) compared to adjusted income (defined below).

‘Adjusted income’ Total income net of insurance claims adjusted to exclude the impact of own credit, Education, Social Housing, and Local Authority (ESHLA) valuation revision and gain on US Lehman acquisition assets.

‘Adjusted total operating expenses’ Total operating expenses adjusted to exclude goodwill impairment, provisions for UK customer redress, provisions for ongoing investigations and litigation primarily relating to Foreign Exchange and gain on valuation of a component of the defined retirement benefit liability.

‘Adjusted profit after tax’ Adjusted profit before tax (defined below) less tax.

‘Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, goodwill impairment, provisions for UK customer redress, gain on US Lehman acquisition assets, provisions for ongoing investigations and litigation primarily relating to Foreign Exchange, loss on sale of the Spanish business; Education, Social Housing, and Local Authority (ESHLA) valuation revision, and gain on valuation of a component of the defined retirement benefit liability.

‘Adjusted return on average risk weighted assets’ Annualised adjusted profit after tax as a proportion of average risk weighted assets.

‘Adjusted return on average shareholders’ equity’ Annualised adjusted profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Adjusted return on average tangible shareholders’ equity’ Annualised adjusted profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

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‘Advanced Measurement Approach’ Under Basel II, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) Advanced Measurement Approaches (AMA). Under AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Africa Banking’ The previously reported Africa Retail and Business Banking combined with other businesses across Africa previously reported within Barclaycard, the Investment Bank, Corporate Banking and Wealth Management. The Africa head office function is also included in Africa Banking. This combined Africa Banking business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking. The resulting African business comprises the Barclays Africa Group Limited (BAGL) listed entity, together with Barclays Egypt and Zimbabwe businesses.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored institutions.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ Impact on earnings of a parallel (upward or downward) movement in interest rates.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed accounts’ Arrears Managed accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of the parent adjusted for the after tax amounts of capital securities classified as equity.

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‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + … )) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments company serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Iberia and Scandinavia.

‘Barclays Core’ The Core Barclays business of Personal and Corporate Banking, Barclaycard, Africa Banking and the Investment Bank, along with Head Office and Other Operations. See also ‘Barclays Non-Core’

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Barclays Non-Core’ This unit groups together businesses and assets that are not strategically attractive to Barclays and that will be exited, or run down, over time. See also ‘Barclays Core’

‘Basel 2’ The second of the Basel accords. It sets a framework of minimum capital requirements for banks – covering credit, operational and market risk; supervisory review of banks’ assessment of capital adequacy and disclosure requirements.

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘BCBS 270 leverage exposure’ The denominator of the internationally agreed Basel III leverage ratio. The exposure measure makes certain adjustments to Total assets under IFRS in accordance with the requirements stated in BCBS 270 (“Basel III leverage ratio framework and disclosure requirements”).

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘BIPRU’ The Prudential sourcebook for Banks Building Societies and Investment Firms maintained by the FCA.

‘Book quality’ In the context of the Funding Risk, Capital section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

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‘Book size’ In the context of the Funding Risk, Capital section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Non Core Businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Lending’ Business Lending in Personal and Corporate Banking that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Additional Common Tier 1 capital required to be held under Basel III rules to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET 1 ratio, Tier 1 capital ratio and Total Capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of risk weighted assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including Assets under Management (AUM), Custody assets, Assets under Administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

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‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

‘Common Equity Tier 1 (CET 1) ratio’ A measure of the Group’s common equity capital as a percentage of risk-weighted assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation paid to employees over total income net of insurance claims. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Constant Currency Basis’ Constant currency results in Africa Banking are calculated by converting ZAR results into GBP using the average exchange rate for the three months ended 30 June 2015 for the income statement, applying those rates to all quarterly income statement figures disclosed and the 30 June 2015 closing exchange rate for the balance sheet, applying those rates to the results as of 30 June 2014 and all other quarterly balance sheet figures disclosed, in order to eliminate the impact of movement in exchange rates between the two periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of Barclays PLC Group’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

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‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives which drive Barclays’ ambition to become the “Go-To” Bank.

‘Cost to income jaws’ Relationship of the percentage change movement in total operating expenses relative to total income net of insurance claims

‘Counter-Cyclical Capital Buffer (CCCB)’ Regulatory Capital of up to 2.5% of risk weighted assets that is required to be held under Basel III rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Counterparty credit risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the credit risk disclosures, impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD III’ The Third Capital Requirements Directive. An EU Directive that came into force on 31 December 2011 updating market risk capital requirements and requirements relating to securitisation.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union. CRD IV came into effect on 1 January 2014.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate risk weighted assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit enhancements’ See ‘Liquidity and Credit enhancements’.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see ‘Loan impairment’) and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents Credit and Securitised Products income.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets by Risk, it

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is the component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; Collateral, Netting and set-off, and Risk Transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of credit valuation adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform in terms of contractual agreements.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

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‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used within Personal and Corporate Banking to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total EPS.

‘Economic Value of Equity (EVE)’ Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Risk management responsibilities are laid out in the Enterprise Risk Management Framework. This framework, which was introduced in 2013, creates clear ownership and accountability, ensures the Group’s most significant risk exposures are controlled, understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. This framework also clarifies the definition of the three lines of defence and extends its scope to all businesses and functions.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

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‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union. ESMA replaced the Committee of European Securities Regulators (CESR) on 1 January 2011.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure At Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to the Capital Requirements Directives (CRD).

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Fitch’ A credit rating agency.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

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‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation.

‘Fully loaded CET1 ratio’ An estimated risk based ratio calculated as CRD IV Common Equity Tier 1 capital divided by CRD IV Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the PRA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

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‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due or meet regulatory liquidity requirements (Liquidity Risk), or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘General Prudential Sourcebook (GENPRU)’ Along with the “Prudential sourcebook for Banks, Building Societies and Investment Firms” (BIPRU), GENPRU contains the rules that implement the Capital Requirements Directive in the United Kingdom.

‘Globally-Systemically Important Financial Institutions (G-SIFIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified an initial group of 29 globally systemically important banks.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Personal and Corporate Banking that provide banking and other services to high net worth customers.

‘High Risk’ In Retail, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether financial assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

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‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal Assessment Approach (IAA)’ one of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an external credit assessment institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk

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management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

‘IMM’ / ‘Internal model method’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or A-IRB.

‘Investment Bank’ Consists of origination led and returns focused markets and banking business.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, Debt and Equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Leverage ratio’ A measure prescribed by the regulators under Basel 3, which is the ratio of CRD IV Tier 1 capital to total leverage exposure.

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‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC), incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts calculated for PCB, Africa Banking, Barclaycard and Non-Core Retail. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MMT) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, Currency and Commodities income.

‘Management DVaR’ For internal market risk management purposes, the investment bank uses a Daily Value at Risk (DVaR) with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

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‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Methodology and policy’ In the context of the Funding Risk, Capital section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Model updates’ In the context of the Funding Risk, Capital section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the PRA (BIPRU).

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

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‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific Required Stable Funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of FSA / PRA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-significant holdings in financial institutions’ Investments that the Group holds in the capital of banking, financial or insurance entities that are outside the scope of regulatory consolidation and where the bank owns less than 10% of the issued share capital of the entity.

‘Non-Traded Market Risk’ The risk of a reduction to earnings or capital due to an inability to hedge the banking book balance sheet.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

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‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of risk weighted assets that represents the risk of loss resulting from these risks.

‘Operational RiskData eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin low capital fee based activities and related hedging opportunities.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal and Corporate Banking’ An operating segment that combines core elements of UK Retail and Business Banking, global Wealth and Investment Management, and global Corporate Banking. Transfers to the Non-Core segment include the UK retail insurance underwriting and investment businesses; selected non-core corporate banking in Europe and the Middle East and certain long-dated corporate loans; local Wealth operations in certain overseas locations; and certain asset management businesses. The African businesses of Corporate Banking and Wealth Management have been moved to Africa Banking.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The part of the Basel framework that covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

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‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA (/FSA) waivers’ PRA(/FSA) approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the FSA/PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, stress testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, Spain and Portugal where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

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‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK from 1 April 2013. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). Includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ Re-aging is the returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as this may take several months whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (repo)’ / ‘reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase

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agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

‘Re-securitisations’ The repackaging of securitised products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average risk weighted assets’ Annualised statutory profit as a proportion of average risk weighted assets.

‘Return on average shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.

‘Risk Appetite’ Risk Appetite is defined as the level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

‘Risks not in VaR (RNIVS)’ Refers to all the key risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX) was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

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‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate.

‘Securities Financing Transactions (SFT)’ In the context of risk weighted assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach is detailed in BIPRU 4.5.

‘South Africa’ The operations of Africa Banking based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standard & Poor’s’ A credit rating agency.

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Glossary

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12 month period of significant financial stress over a one day horizon.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Tangible equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the Evaluate, Respond and Monitor (‘E-R-M’) process is fit-for-purpose, and that it is being carried out as intended (third line).

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

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Glossary

‘Tier 2 (T2) capital’ In the context of CRD IV, a measure of a bank’s financial strength, including qualifying subordinated debt and other Tier 2 securities as defined in the Capital Requirements Regulation.

‘Total capital ratio’ Total regulatory capital as a percentage of risk weighted assets.

‘Total outstanding balance’ In Retail, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transform’ Package of measures to realise Barclays goal of becoming the ‘Go- to’ Bank, including delivering returns on equity higher than cost of equity in all of the Group’s businesses, and longer-term action in culture, rewards, control and costs.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Turnbull guidance’ The Turnbull guidance sets out best practice on internal control for UK listed companies, and assists them in applying section C.2 of the Combined Code on Corporate Governance.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the standardised approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

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Glossary

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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